Page 27


             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549

                     File No. 333-68293

              FORM SB-1 REGISTRATION STATEMENT
              UNDER THE SECURITIES ACT OF 1933
                      (Amendment No. 3)

                Horizon Bancorporation, Inc.
       (Name of Small Business Issuer in Its Charter)

     Florida             6711            65-0840565
    (State of     (Primary Standard   (I.R.S. Employer
 Jurisdiction of      Industrial       Identification
Incorporation or    Classification          No.)
  Organization)      Code Number)

Suite  C, 3005-26th Street West., Bradenton, Florida  34205;
(941) 753-2265
(Address and Telephone Number of Principal Executive Offices)

Charles S. Conoley          with a copy to:
Suite C, 3005-26th Street           Daniel D. Dinur,
West                                Esq.
Bradenton, Florida 34205            One Lakeside
(941) 753-2265                      Commons
                                    990 Hammond Drive
                                    Suite 760
                                    Atlanta, GA  30328
                                    (770) 395-3170
------------------------------------------------------------
  (Name, Address and Telephone Number of Agent for Service)

     Approximate date of commencement of proposed sale to the public: as soon as practicable.

     If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering.
[ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same Offering.
[ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same Offering.
[ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

               Calculation of Registration Fee

Title of    Dollar       Proposed    Proposed     Amount of
Each Class  Amount To    Maximum     Maximum      Registration
of          Be           Offering    Aggregate    Fee
Securities  Registered   Price Per   Offering
To Be                    Unit        Price
Registered

Common      $6,180,000      $5.00    $6,180,000    $1,718.04
Stock       $1,320,000      $5.00    $1,320,000       366.96
Units
Common Stock
  underlying
  the Units     N/A          N/A         N/A          N/A
Warrants
  underlying
  the Units     N/A          N/A         N/A          N/A
             --------                 --------     --------
Total       $7,500,000               $7,500,000    $2,085.00


    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that is registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Disclosure  alternative used (check one ):
     Alternative  1  [ ] Alternative 2  [X]

Cross Reference Sheet Between Form SB-1 (including Model B of Form 1A) and Prospectus

SB-1 Items                      Location or Heading in Prospectus


1.   Inside Front and Outside Back
     Cover Pages.....................Inside Front and Outside Back Cover
     of Prospectus                   Pages; Additional Information

2.   Significant Parties.............Management; Principal Shareholders

3.   Relationship with  Issuer of
     Experts Named in
     Registration Statement..........Not Applicable

4.   Legal Proceedings...............Not Applicable

5.   Changes in and Disagreements with
     Accountants.....................Not Applicable

6.   Disclosure of Commission Position
     on Indemnification for
     Securities Act Liabilities......Management

Model B Items

1.   Cover Page......................Front Cover Page

2.   Distribution Spread.............Front Cover Page

3.   Summary Information, Risk
     Factors and Dilution............Prospectus Summary; Risk Factors

4.   Plan of Distribution............The Offering

5.   Use of Proceeds to Issuer.......Use of Proceeds

6.   Description of Business.........Prospectus Summary; Business;
                                     Supervision and Regulation

7.   Description of Property.........Business

8.   Directors, Executive Officer
     and Significant Employees.......Management

9.   Remuneration of Directors and
     Officers........................Management

10.  Security Ownership of Certain
     Security Holders and
     Management......................Principal Shareholders

11.  Interest of Management and
     Others in
     Certain Transactions............Certain Transactions

12.  Securities Being Offered........Description of Capital
                                     Stock; Dividend Policy

13.  Financial Information
     Required in Prospectus..........Financial Statements


                                Initial Public Offering
                                             Prospectus



          Horizon Bancorporation, Inc. is offering:

To the public:                To Horizon Bancorporation's
1,256,000 shares of common    organizers:
stock at $5.00 per share      264,000 units at $5.00 per
                              unit. Each unit consists of:
                              *    one share of common
                                   stock; and
                              *    one warrant to purchase
                                   a share of common stock.

Horizon              We are a newly-formed bank holding
Bancorporation, Inc. company. Our business will be to own
Suite C, 3005-26th   the shares of Horizon Bank, a newly-
Street, West         chartered Florida state bank in
Bradenton, Florida   Bradenton, Manatee County, Florida.
32405

                     This is our initial public offering
                     and no public market currently
                     exists for our shares. The offering
                     price may not reflect the market
                     price of our shares after the
                     offering.

The Offering
                        Per Share   Total (Minimum)   Total (Maximum)
Public Price              $  5.00      $4,000,000       $6,180,000
Less: Discounts
  and commissions.        $  0.15         120,000          294,400
Plus: Proceeds from units               1,320,000        1,320,000
Total proceeds to Horizon
  before expenses         $  4.85      $5,200,000       $7,205,600

We will be offering the shares and the units through Attkisson, Carter & Akers as sales agent. The sales agent will receive a 3% commission for each share sold and no commission for any units sold. At our request, the sales agent may sell shares through a group of brokers called a "syndicate," and will receive an 8% commission. In our computation of the discounts and commissions in the above table we assumed that shares over the minimum will be sold through a syndicate of brokers.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See
"Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  ATTKISSON, CARTER & AKERS
               The date of this prospectus is
                      January 27, 1999
                     PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements.

                  Horizon and Horizon Bank

Offices:  Horizon Bancorporation, Inc., Suite C, 3005-26th
          Street West, Bradenton, Florida 34205, telephone
          (941) 753-2265.

Our business:  We are a newly formed bank holding company.
          Our business will be to own the shares of a newly-chartered Florida state bank to be located in Bradenton, Manatee County, Florida, which will be called Horizon Bank . Horizon Bank will operate as a typical community bank, offering general commercial banking services to medium to small businesses and middle class customers in Manatee County.

Our history and
immediate
future plans: Horizon Bancorporation, Inc. was organized on May 27, 1998. On October 12, 1998, Horizon Bank filed an application for a charter to be granted by the Florida Department of Banking and Finance and an application for insurance of its deposits to be issued by the FDIC. Once the charter is granted and insurance is issued, Horizon will apply to the Board of Governors of the Federal Reserve System for authority to become a bank holding company and Horizon Bank will apply to the Federal Reserve for membership as a state member bank.

We hope to secure all regulatory approvals by the end of April 1999. At that point, if all of the units and at least the minimum number of shares are sold, Horizon Bank will construct a 5,000 square foot building to house its main banking facility and Horizon's headquarters at 901-53rd Avenue, East, in Bradenton, on land which is currently under contract. During construction, which is expected to last about six months, Horizon Bank will operate at the site from a temporary modular facility. In other words, we expect that Horizon Bank will begin operations in a modular facility at the beginning of May 1999 and in its permanent facility by the beginning of November 1999.

The organizers
and
management:    Horizon was organized by nine businessmen
          residing and doing business in Manatee and Sarasota Counties, Florida. These organizers invested $108,000 in Horizon, by buying 21,600 shares at $5 per share. Also, seven of the organizers have guaranteed a $300,000 line of credit from a local bank to Horizon. These funds are being used by Horizon to pay organizational and offering expenses. The organizers have also agreed to serve as directors of Horizon and Horizon Bank, and will not be compensated for their services until Horizon Bank becomes profitable. For the names of and biographical information about the organizers, see "Management- -Directors and Executive Officers."

          If the offering is unsuccessful, the organizers will lose their $108,000 investment and will be obligated to repay the line of credit. It is in recognition of these financial risks and their willingness to serve as directors without pay until Horizon Bank is profitable that the organizers can purchase the units. The warrants that are part of the units will vest over three years beginning with the date Horizon Bank opens for business. See, "Certain Transactions."

          One of the organizers, Charles S. Conoley, has fourteen years banking experience and will serve as the President and Chief Executive Officer of Horizon and Horizon Bank. As part of his incentive compensation, Mr. Conoley will be granted, when Horizon Bank opens for business, options to purchase for $5 per share a number of shares equal to 3% of the total number of shares and units sold in the offering. See, "Management--Remuneration of Directors and Officers."



                        The Offering

Securities offered            1,236,000 shares of common
                              stock and
                              264,000 units consisting of
                              one share of common stock and
                              one warrant to purchase a
                              share of common stock.

Shares outstanding at
October 31, 1998              21,600 owned by the
                              organizers. These shares will
                              be repurchased by Horizon if
                              the offering is successful.

Shares to be outstanding
after the offering            1,064,000, if
                              all the units and only the
                              800,000 shares minimum
                              offering are sold, or
                              1,500,000, if all the units
                              and the 1,236,000 shares
                              maximum offering are sold.

Total public price            $5,320,000, if all the units
                              and the 800,000 shares minimum
                              offering are sold, or
                              $7,500,000, if all the units
                              and the 1,236,000 shares
                              maximum offering are sold.

Estimated offering expenses   $110,585

Net proceeds                  $5,200,000, if the units and
                              the minimum offering are sold,
                              assuming a 3% commission on
                              the 800,000 shares sold, or
                              $7,205,600, if the units and
                              the maximum offering are sold,
                              assuming a 3% commission on
                              the minimum of 800,000 shares
                              sold and an 8% commission on
                              the remaining 436,000 shares.

Plan of Distribution         We will sell shares and units
                              through Attkisson, Carter &
                              Akers, the sales agent. The
                              sales agent will receive a 3%
                              commission on each share sold,
                              except for the units sold to
                              the organizers and shares sold
                              to relatives of the organizers
                              the names of which are given
                              by the organizers to the sales
                              agent in advance. Also, at any
                              time, we can request that the
                              sales agent sell the shares
                              remaining unsold at that time
                              through a syndicate of
                              brokers. If this happens, we
                              will pay the sales agent and
                              the brokers involved an 8%
                              commission on shares sold by
                              them. If we request that the
                              sales agents sell through a
                              syndicate of brokers before
                              the 800,000 minimum shares are
                              sold, we will increase the
                              minimum offering so that the
                              net proceeds still end up not
                              less than $5,200,000.

Intention by the organizers
to buy shares                 The organizers intend to buy a
                              total of 264,000 shares by way
                              of buying the units.

Terms of the offering         You will subscribe for the
                              shares and the units by
                              sending the purchase price to
                              an escrow agent retained by
                              us. The offering will
                              terminate and all subscription
                              funds will be returned by the
                              escrow agent to the
                              subscribers without interest
                              if we have not sold all the
                              units and the minimum of
                              800,000 shares by June 30,
                              1999. We may, however, extend
                              this deadline, but not beyond
                              December 31, 1999. The minimum
                              investment by one subscriber
                              is 100 shares and maximum
                              investment is 9.9% of the
                              total shares outstanding after
                              the offering, except that the
                              9.9% maximum limit may be
                              increased with the consent of
                              75% of the members of the
                              Board of Directors.

Use of proceeds              We will use the proceeds of
                              the offering as follows:

                         *    To pay the offering expenses;

                         * To repurchase, at the redemption price of $5 per share the 21,600 shares owned by the organizers;

                         * To repay the line of credit guaranteed by the organizers;

                         *    $5,000,000 to capitalize Horizon Bank; and

                         *    To add to the working capital of Horizon.

                              If the ultimate net proceeds
                              of the offering are greater
                              than $5,200,000, then we will
                              add 50% of the excess over
                              $5,200,000 to the capital of
                              Horizon Bank and the remaining
                              50% to the working capital of
                              Horizon.

                        RISK FACTORS

     Investing in Horizon's shares is very risky. You should invest only if you determine that you can bear a complete loss of your investment. In your determination, you should carefully consider the following factors, among others:

Because the    We fixed the offering price at $5.00 per
offering       share on the basis of the start-up capital
price cannot   needs of Horizon Bank and offering prices
be supported   of other newly-organized bank holding
by value of    companies. This price bears no relationship
assets or      to assets, book value, earnings or other
earnings you   established criteria of value. As a result,
may be         you may be overpaying for the shares.
overpaying
for the
shares.

We will be a   Horizon, the issuer of your shares, is a
new banking    new business whose success will depend on
business in a  Horizon Bank's operations. Horizon Bank is
competitive    also a new business that will be successful
environment;   only if the difference between the income
losses are     earned on loans and investment securities
likely to      and from fees minus the interest paid on
occur for at   deposits and other sources of funds and
least the      general operating expenses is a positive
first full     difference.
year of
operations
               In order to create and maintain this
               positive difference, commonly called
               "spread," Horizon Bank will have to contend
               with the following:
We could be
at a           *    As a new bank in an established
disadvantage     market, Horizon Bank will be competing for
when             deposits with many older financial
competing for    institutions. These institutions may have
deposits.        competitive advantages over Horizon Bank
                 because they have greater capitalization
                 and other resources and they can offer
                 potential depositors higher lending limits
                 and certain services which Horizon Bank may
                 not be able to offer. We can offer you no
                 assurance that Horizon Bank will be
                 successful in attracting the deposits it
                 will need to sustain its growth.
In making
loans, we      *    By the same token, as a new bank,
could  be        Horizon Bank will be competing for loan
dealing with     business with older and larger financial
unfamiliar,      institutions. Unlike these institutions,
smaller          Horizon Bank will be creating lending
borrowers -      relationships with customers seeking to
who could        establish new banking relationships and
cause            without a previous history with Horizon
excessive        Bank. Moreover, small to medium businesses
loan losses.     and middle-class individual businesses
                 will, by and large, have less capacity than
                 large businesses or more wealthy
                 individuals to repay loans in the event of
                 an economic downturn or other adversity.
                 For all these reasons, it will be several
                 years before the quality of Horizon Bank's
                 loan portfolio can be fully evaluated and
                 we can offer you no assurance that Horizon
                 Bank will not incur excessive loan losses.
As a
financial      *    The spread earned by Horizon Bank will
institution      be materially affected not only by trends
we could be      in the economy of its primary source area,
affected         Manatee County, but also national and
adversely by     international trends and fluctuations. For
global           example, factors like interest rates and
economic         money supply policies of the Federal
trends and       Reserve, inflation, recession,
policies.        unemployment, natural resource prices and
                 policies, international conflicts and other factors beyond Horizon Bank's control may adversely affect that spread.

               *    Success in a commercial banking
Because we       business is particularly dependent on
will be          employing experienced and service-oriented
competing for    personnel at all levels. We intend and are
personnel        already making efforts to hire experienced
with larger      lending and operations officers, but have
financial        no assurance that we can staff Horizon Bank
institutions,    with appropriate personnel when Horizon
we may not be    Bank opens for business. We do have an
able to          employment agreement with Charles S.
attract good     Conoley, who is a very experienced banker
employees.       and who is one of the organizers and our
                 President and Chief Executive Officer.

               *    Because of the Glass-Steagal Act, the
                 commercial banking business has enjoyed
We could be      legal barriers to entry by non-banking
affected by      enterprises. It is possible that the United
unexpected       States Congress will repeal the Glass-
competition      Steagal Act in the near future. If this
if the law       happens, Horizon Bank may face even greater
changes.         competition in its primary service area
                 from large, well-capitalized enterprises, while at the same time, as entities which are tightly regulated, Horizon Bank and Horizon could not diversify into a non-banking business.

               *    We do not expect to be profitable on a
We do not        current basis over an entire year until at
expect to be     least the second full year of operations.
profitable
until the
second full    Horizon Bank will be a so-called
year of        "community" bank. In other words, we will
operation.     exploit personal contacts by our directors,
               officers and our shareholders, as well as appropriately focused advertising and promotional activities, to appeal to businesses and individuals in search of the personalized services likely to be offered by an independent, locally-owned and headquartered commercial bank. Our overall identity as a community financial institution should allow us to compete effectively and profitably in spite of the factors listed immediately above. However, we cannot assure you that we will ultimately be successful.

You may have   Your shares will be freely transferable.
difficulty in  However, we are a new company without a
selling your   public market for its shares and we do not
shares.        expect an active trading market for the
               shares to be developed for at least one
               year after the offering. As a result, if you desire to sell your shares you may be required to locate a buyer on your own and may not be able to do so.


Horizon's      Your interests as an investor in Horizon
management     may be different from Horizon's management.
may have       Yet, management will exercise significant
interests      control over the selection of the Board of
that are       Directors and Horizon's policies. They will
different      be able to exercise control because after
from yours     the offering the officers and directors
and            will own between 17.6% and 24.81% of the
management     total shares outstanding, depending on the
controls       number of shares sold in the offering and
Horizon.       the organizers could, through the exercise
               of their warrants, acquire an additional
               264,000 shares


It will be     Our Articles of Incorporation and Bylaws
difficult for  contain certain anti-takeover provisions.
anyone to      These provisions include:
take over      *    The power vested in the Board of
Horizon.            Directors to fix the terms of any preferred
                    stock in its sole discretion;
               *    Staggered terms for the directors
                    where only a third of them stands for re-election in any given year; and
               *    The requirement that two-thirds of the
                    shareholders approve mergers and similar transactions, amendments to the Articles of Incorporation and Bylaws and removal of directors.
               These provisions may discourage non-
               negotiated takeover attempts which you
               might consider to be in your best interest.
               They will also tend to perpetuate existing management. See, "Description of Capital
               Stock - Defensive Anti-takeover
               Provisions."


Your           Horizon Bank does not have preemptive
investment     rights. This means that you will not be
may be         entitled to buy additional shares if shares
diluted and    are bought by others. As a result, when the
acquirers may  organizers exercise their warrants and key
be             employees or directors exercise their stock
discouraged    options, your interest in Horizon will be
from           diluted. Also, because potential acquirers
acquiring      would have to pay more for the total stock
Horizon        of Horizon due to the warrants and options,
because of     they might be discouraged from making the
the warrants   acquisition.
and stock
options.

We do not      Horizon can only pay dividends if it
plan to pay    receives dividends from Horizon Bank and
dividends.     there will be regulatory restrictions on
               the amount of dividends Horizon Bank can pay. See, "Dividend Policy." Also, we intend to preserve capital to facilitate growth and expansion. As a result, you should not expect receiving dividends in the immediate future.

      Special Note Regarding Forward-looking Statements

     Some of the statements contained in this prospectus discuss future expectations or state other "forward-looking" information. Those statements could be affected by known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

     Important factors that may cause actual results to differ from projections include, for example,

  *    the success or failure of our efforts to implement
       Horizon Bank's business plan;

  * the effect of changing economic conditions, particularly changes in interest rates;

  * changes in government regulations, tax rates and similar matters;

  *    our ability to attract and retain quality employees;
       and

  * other risks which may be described in our future filings with the SEC. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.
                        THE OFFERING

Terms of the Offering

     The expiration date of the offering is June 30, 1999.
We may extend the expiration date for up to two 90-day periods, without notice to subscribers, but not beyond
December 31, 1999.

     The offering will terminate if by the expiration date all of the units have not been subscribed to and at least 800,000 shares, representing the minimum offering, have not been subscribed to. However, the 800,000 share minimum is based on the assumption that all these shares are sold by the sales agent earning the 3% commission and not through a syndicate of brokers where an 8% commission applies. If any of these shares are sold through a syndicate of brokers, the 800,000 shares minimum will be increased to allow the proceeds of the offering net of commissions paid to be at least $5,200,000. We reserve the right to terminate the offering before the expiration date even if the maximum offering of 1,236,000 shares has not been subscribed for as long as all the units and the 800,000 minimum number of shares are subscribed for.

     All subscription proceeds will be deposited in an escrow account with SunTrust Bank Central Florida, N. A., as escrow agent.

     Horizon and Horizon Bank require regulatory approvals from the Federal Reserve, Florida Department and the FDIC before Horizon Bank may commence banking operations. These regulatory approvals generally are conditioned upon satisfaction of certain post-approval conditions, the most relevant of which is that Horizon Bank's main banking facility be constructed and opened for business within one year after its charter is approved. We believe that all these conditions will be satisfied within six months following the release of subscription proceeds from the escrow account. Thus, we will not ask that subscription proceeds be released to us by the escrow agent not only until subscriptions proceeds, after commissions paid, of at least $5,200,000 are received, but also unless we are satisfied that all post-approval conditions can be met within a six-month period.

     The organizers intend to subscribe for at least 264,000 shares. The organizers may, but are not obligated to, purchase additional shares if necessary to complete the minimum offering. No warrants will accompany these additional shares. No subscriber will be permitted to purchase in the offering an amount of shares which would exceed 9.9% of the total number of shares outstanding upon completion of the offering, unless this limitation is waived by action of 75% of the members of the Board of Directors.

     Interest earned on all subscription proceeds will be kept by us whether or not subscriptions are accepted or rejected or the minimum offering is completed.

Plan of Distribution

     We engaged Attkisson, Carter & Akers as our exclusive sales agent to sell shares and units in the offering. This engagement is governed by the Agency Agreement between us and the sales agent, dated December 17, 1998, and is on a best-efforts basis. The sales agent will receive a 3% commission on all shares it sells in the offering but not including the units sold to the organizers and shares sold to relatives of the organizers whose names have been given by the organizers to the sales agent in advance. At any time during the engagement we can request that the sales agent sell the shares then remaining unsold by arranging for a syndicate of brokers to sell those shares. From that point on, we will pay the sales agent and the brokers a commission of 8% on all shares sold by them. We will pay the sales agent an investment banking fee of $10,000 and reimburse it for expenses not to exceed $6,000.

     The selling agent's responsibilities will include the creating and implementation of a marketing plan. As part of the plan, the sales agent will design a slide presentation and tombstone advertisements, provide market research on stock performance by banks in Manatee County and the State of Florida and place registered brokers on our premises to conduct the sales effort. We have the right to terminate the arrangement after 90 days. After termination, we can engage another sales agent or sell the remaining shares through our officers and directors.

     As stated below, all subscribers' checks must be made payable to the escrow agent. Consistent with Rule 15c2-4 under the Securities Exchange Act, the sales agent will immediately transmit all subscribers' checks to the escrow agent. The sales agent will be entitled to any commission only after the conditions to the release of subscription proceeds from the escrow agent to us are satisfied and the proceeds are actually released to us.

Method of Subscription

     The minimum subscription is 100 shares or $500, but we reserve the right to accept subscriptions for less than the minimum subscription.

     In order to purchase shares, you must:

     * Complete and sign the subscription agreement accompanying this prospectus;

     * Make full payment for the purchase price for the shares in United States currency by check, bank draft or money order payable to "Horizon Bancorporation, Inc. Escrow
          Account;" and

     * Deliver the subscription agreement, in person or by mail, together with full payment for the purchase price, to Charles S. Conoley, Suite C, 3005-26th Street West,
          Bradenton, Florida 34205

     The escrow agent will invest subscription proceeds in short-term, interest- bearing government securities or bank certificates of deposit until released from the escrow account. The escrow agent, by accepting appointment, in no way endorses the purchase of shares by any person.

     The rights and obligations of Horizon and the escrow agent are contained in the Escrow Agreement, dated October
30, 1998.

Subscription Acceptance

     Subscriptions are not binding until accepted by us.
Deposit of funds in the escrow account until the satisfaction of the conditions listed above will not be considered an acceptance of the subscription to which the funds relate. We reserve the right to accept or reject subscriptions, in whole or in part, in our sole discretion.
This permits us to refuse to sell shares to any person submitting a subscription agreement or to accept part but not all of a subscription so that a subscriber might ultimately be issued fewer than the full number of shares for which he or she subscribes. In determining which subscriptions to accept, in whole or in part, we may take into account the order in which subscriptions are received and a subscriber's potential to do business with, or to refer customers to, Horizon Bank.

     In the event we reject all or a part of your subscription, the escrow agent will refund by mail all or the appropriate portion of the amount paid in by you with the subscription, without interest, promptly after the rejection. In the event we do not receive all of the regulatory approvals, all subscription proceeds will be returned promptly by mail in full without interest. All costs and expenses of the offering and of organizing Horizon and Horizon Bank over and above the interest earned on subscription proceeds, will be borne by the organizers if all subscriptions are canceled.

     We will issue and mail certificates representing the shares as soon as practicable after subscription proceeds are released from the escrow account.

                       USE OF PROCEEDS

     We have been funding organizational expenses and offering expenses from the $108,000 capital contribution made to Horizon by the organizers by purchasing 21,600 shares at $5 per share. We have also been using advances from a $300,000 line of credit which we obtained in November 1998, from SunTrust Bank to fund those expenses. This pre-opening loan has been guaranteed, on a several, pro rata basis, by the organizers other than Messrs. Bennett and Miller. We received the commitment for this loan on November 2, 1998. As of December 31, 1998, the outstanding balance of the pre-opening loan was $109,160. We will continue to incur organizational and offering expenses through the date of the completion of the offering and release of subscription proceeds from escrow. We expect that the balance of the pre-opening loan will be at $262,160 as of the date the offering is completed.

     The following presentation of use of proceeds of the offering assumes that all the regulatory approvals are received by us and the offering proceeds are released from escrow and Horizon Bank is capitalized on May 1, 1999.

                                    Minimum          Maximum
                                    Offering         Offering

Net Offering proceeds(1)          $5,200,000(1)    $7,205,600(2)
                                  ==========        =========
Anticipated use of proceeds by the Company:
  Offering expenses(3)               110,585          110,585
  Organizational expenses(4)          10,000           10,000
  Working capital                     79,415        1,082,215
  Capitalization of Horizon Bank
  through purchase of common stock
  of Horizon Bank                  5,000,000        6,002,800
                                   ---------        ---------
Total                             $5,200,000       $7,205,600
                                   =========        =========

Anticipated use of capital by Horizon Bank:
  Organizational and
    pre-opening expenses             275,863          275,863
  Land and bank facility           1,072,500        1,072,500
  Furniture, fixtures and
    equipment                        258,017          258,017
  Working capital                  3,393,620        4,396,420
                                   ---------        ---------
Total                             $5,000,000       $6,002,800
                                   =========        =========

(1) Assuming the sale of 264,000 units and 800,000 shares at a price of $5.00 per unit and share, with a 3% commission, equal to $120,000.

(2) Assuming the sale of 264,000 units and 1,236,000 shares, at a price of $5.00 per unit and share, with a 3% commission on 800,000 shares and an 8% commission on the other 436,000 shares, for a total commission equal to $294,000.

(3) Offering expenses consist of various filing fees, printing expenses, escrow agent fees, and accounting and legal fees and expenses.

(4) These expenses consist of certain consulting fees and regulatory application fees.

     By way of explanation, the organizational and pre-opening expenses of Horizon Bank are estimated to be $318,753 but are estimated to be offset partially by net interest income of $42,890, for a net of $298,863. These expenses consist of salaries and benefits, consulting fees, marketing and travel expenses, rent, utilities and telephone expense and cost of supplies. Land and bank facility costs of $1,072,500 are comprised of $407,500 purchase price for the 1.05-acre site and estimated construction costs of the banking facility of $665,000. The $258,017 cost of the furniture, fixtures and equipment is estimated on the basis of our previous experience in opening a banking facility.

     Note that some of the expenses and costs of both Horizon and Horizon Bank will have been incurred before the subscription proceeds are released to us and Horizon Bank is capitalized. These expenses and costs will have been funded by us from the organizers' capital contribution and advances from the pre-opening loan. In reality, therefore, when the proceeds are released from escrow and Horizon Bank is capitalized, an appropriate amount of proceeds will be used to reimburse the organizers by repurchasing their 21,600 shares and to repay the pre-opening line of credit.

     We intend to use the working capital of Horizon as estimated in the table above primarily as a source to add to the working capital of Horizon Bank whenever an addition may be necessary. We will also use it to pay professional fees, licensing fees, office expenses and, if we complete the maximum offering, for possible future acquisitions.

     The above table contains estimates only and assumes that Horizon Bank will be capitalized on May 1, 1999. A change in that date and other circumstances on which the assumptions underlying these estimates have been based may cause the actual use of proceeds to vary from these estimates.

                       DIVIDEND POLICY

     In order to preserve capital to facilitate growth and expansion, we do not anticipate paying cash dividends on the shares in the immediate future. The Board of Directors will make a determination whether to pay cash dividends on the basis of operating results, financial condition, tax considerations, and other relevant factors. Also, at present, the only source of funds from which we could pay cash dividends would be dividends paid to Horizon by Horizon Bank. Horizon Bank similarly does not anticipate paying cash dividends to Horizon in the near future in order to preserve its capital to facilitate growth and expansion of its business. Payment of cash dividends by Horizon Bank is also limited by regulatory requirements and limitations. See, "Supervision and Regulation."

  In summary, we can give no assurances that any dividends will be declared by Horizon or, if declared, what the amount of the dividends will be or whether the dividends, once declared, would continue.

                          BUSINESS

Horizon

     Horizon was incorporated in the State of Florida on May 27, 1998, under the name of Manasota Group, Inc. In anticipation of the filing for regulatory approval for Horizon Bank, we amended the Articles of Incorporation, on October 2, 1998, changing the name to Horizon Bancorporation, Inc. We further amended the Articles of Incorporation to include the authorization of additional capital stock and anti-takeover provisions typical in the case of a bank holding company for a community bank. We anticipate filing an application with the Federal Reserve for authority to become a bank holding company on or about March 1, 1999.

     Our temporary offices are currently located at Suite C, 3005-26th Street West, Bradenton, Florida 34205, with our telephone number being (941) 753-2265. Our permanent offices will be located at 901-53rd Avenue East, Bradenton, Florida 34203, at Horizon Bank's proposed main banking facility.

     Horizon is authorized to engage in any activity available by law to a corporation, as permitted under applicable Federal and state regulatory restrictions applicable to the activities of bank holding companies. The holding company structure will provide us with greater flexibility, than Horizon Bank standing alone would have, to expand and diversify business activities through newly formed subsidiaries or through acquisitions. While we have no present plans to engage actively in any other business activities, we will study the feasibility of establishing or acquiring subsidiaries to engage in other business activities permitted by law.

     Our principal assets will consist initially of the net proceeds of the offering and Horizon Bank's stock. These assets will be used to fund our initial activities. Whether we will need additional capital will depend to a great extent upon the capital needs of Horizon Bank, which, in turn, will depend upon the level of deposits and total assets of Horizon Bank. Horizon Bank's capital needs for at least the next three years are expected to be satisfied from the proceeds of the offering and from normal business operations. If, after the first three years, Horizon Bank were to grow at a more rapid rate than anticipated, Horizon Bank's capital needs could exceed the amount of capital retained by us from the offering. We believe that additional capital would be available through the sale of additional securities or debt offerings.

Horizon Bank

General

     Horizon Bank is currently being organized under the laws of the State of Florida as a state-chartered commercial bank which is a member of the Federal Reserve and whose deposits are insured by the FDIC. Horizon Bank applied for both the charter and deposit insurance on October 12, 1998, and we expect to receive approval of both these applications on or about February 12, 1999.

     Horizon Bank's initial capitalization will be provided from the net proceeds of the offering by Horizon purchasing
1,000,000 shares of Horizon Bank's common stock. The purchase price per share will be established at the level that will provide Horizon Bank with the total amount of capital and surplus sufficient to meet the minimum capitalization level set for Horizon Bank by the Florida
Department.

     Immediately upon obtaining all regulatory approvals and being capitalized, Horizon Bank will engage in attracting deposits from the general public and will make commercial, consumer and real estate loans. We anticipate that Horizon Bank will commence operations on May 1, 1999, assuming the completion by that date of at least the minimum offering and sale of all of the units.

     The organizers developed a market analysis covering the proposed primary service area and a proprietary business plan that were included in their applications to the regulatory authorities. Horizon Bank's business plan for its initial years of operation relies principally upon local advertising and promotional activity and upon personal contacts by its directors, officers and shareholders to attract business and to acquaint potential customers with Horizon Bank's personalized services. Horizon Bank intends to emphasize a high degree of personalized client service in order to be able to serve each customer's banking needs. Horizon Bank's marketing approach will emphasize the advantages of dealing with an independent, locally-owned and headquartered commercial bank to meet the particular needs of individuals, professionals and small to medium-sized businesses. We will continually evaluate all banking services as to their profitability and make effort to modify Horizon Bank's business plan if the plan does not prove successful.

     We believe that Horizon Bank's business plan will make it profitable by the end of the second year of operations.
However, it has been the experience in the banking industry for new financial institutions to lose money in the first several years of operation. There can be no assurance as to when or whether Horizon Bank's operations will become profitable.

Primary service area

     Horizon Bank's primary service area will be Bradenton, Florida and the surrounding area of Manatee County. Manatee
County is situated in the Tampa Bay region, south of Tampa and north of Sarasota. Bradenton is the county's largest city and the county seat. The primary service area from which Horizon Bank expects to draw 75% of its business is defined as the 29 census tracts bounded on the north by the Manatee River, on the south by the Manatee County line, on the east by the Braden River/38th Street and on the West by Sarasota Bay/Palma Sola Bay. The 1998 population in the primary service area has been estimated at 161,899 and has been projected to rise to 172,379 by the year 2003. Total employment in the primary service area is estimated at 88,000, and the median age is estimated at 42.4.

     Service and retail industries employ almost 75% of the workforce and account for almost two-thirds of the payroll dollars in Manatee County. In 1997, the primary service area had an average household income of $33,447, which is projected to increase to $38,503 by 2003, with more than 47% of the households in the primary service area having an annual income over $25,000.

Competition

     Horizon Bank will experience competition in attracting and retaining business and personal checking and savings accounts, and making commercial, consumer and real estate loans and providing other services in the primary service area. The primary factors in competing for bank accounts are interest rates, the range of financial services offered, convenience of office locations and flexible office hours. Direct competition for bank accounts comes from other commercial banks, savings institutions, credit unions, brokerage firms and money market funds. The primary factors in competing for loans are interest rates, loan origination fees and the range of lending services offered. Competition for origination of loans normally comes from other commercial banks, savings institutions, credit unions and mortgage banking firms. These entities may have competitive advantages as a result of greater resources and higher lending limits by virtue of their greater capitalization. These competitors also may offer their customers certain services that Horizon Bank will not provide directly but might offer indirectly through correspondent institutions.

     As of June 30, 1997, there were eleven commercial banks and six savings banks and savings and loan institutions operating in the primary service area. Their 89 branches had combined deposits of $2.9 billion. Deposit growth during 1996-1997 of the two community banks among the commercial banks was the highest among all financial institutions both in terms of volume and percentage change.

     We may encounter increased competition as a result of the enactment in 1997 of Florida legislation implementing the Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994. In general terms, this legislation lowers the barriers for entry into Florida by out-of-state institutions. See, "Supervision and Regulation - Recent Legislative Developments."

Employees

     As of the date of this prospectus, the only persons receiving remuneration from us are Charles S. Conoley, the President and Chief Executive Officer of Horizon and Horizon Bank, working under a consulting agreement, and Jerilynn Chapin, Corporate Administrator. Horizon, Horizon Bank and Mr. Conoley have also entered into an employment agreement which will become effective upon release of subscription proceeds from escrow. See, "Management - Remuneration of Officers and Directors." Unless we expand our operations into other activities permitted by law for a bank holding company, it is unlikely that we will have many employees. During the first year of operations, we anticipate that Horizon Bank will employ approximately twelve full-time employees of whom, it is estimated, that six will be officers. During the pre-opening phase, we anticipate that Horizon Bank will employ five full-time employees of whom, it is estimated, that three will be officers.

Property

     On October 6, 1998, we entered into a lease for 500 square feet of space at Suite C, 3005-26th Street West, Bradenton, Florida 34205. The lease is for twelve months, with a minimum of nine months, at $450 per month plus cost of electricity. We will use this office as headquarters and for "back office" activities of Horizon Bank pending opening of its main banking facility.

     Effective September 30 1998, Horizon entered into an agreement to purchase a 1.05-acre parcel to be used as the site for the main banking facility of Horizon Bank and our headquarters. Assuming all contingencies are timely satisfied, we will purchase the site on March 24, 1999, for $407,500. The facility, to be located at the site at 901-53rd Avenue East, Bradenton, Manatee County, Florida 34203, will be one story, with approximately 5,000 square feet of finished space, expandable to a maximum of 7,000 square feet of finished space, and with four interior teller stations and four exterior drive-thru teller stations and 30 parking spaces. The interior will also include executive offices, work stations for support staff, a vault and safe deposit box storage areas. We expect that total construction costs, including landscaping and site improvements and architectural and engineering fees, will be $665,000 , with construction expected to be completed by October 31, 1999, assuming that construction begins by May 1, 1999. We estimate the cost of furniture, fixtures and equipment for the main banking facility to be approximately $258,017.

     We will install a temporary modular office at the site, pending the completion of the construction of the permanent facility, at which office deposit and withdrawal transactions will be conducted. We believe that use of the modular office will permit Horizon Bank to generate revenues and deposit balances, the benefits of which will exceed the costs of deploying the modular office.

     Horizon Bank will be open from 9:00 a.m. to 4:00 p.m., Monday through Thursday and from 9:00 a.m. to 6:00 p.m. on Friday, with the drive-through teller station being open from 8:00 a.m. to 6:00 p.m. Monday through Friday.

Banking Services Generally

     Horizon Bank will offer a full range of commercial banking services to individual, professional and business customers in its primary service area. These services will include personal and business checking accounts and savings and other time certificates of deposit. The transaction accounts and time certificates will be at rates competitive with those offered in the primary service area. Customer deposits with Horizon Bank will be insured to the maximum extent provided by law through the FDIC. Horizon Bank plans to issue credit cards and to act as a merchant depository for cardholder drafts under both Visa and MasterCard. It intends to offer night depository and bank-by-mail services and to sell traveler's checks issued by an independent entity and cashier's checks. Horizon Bank does not anticipate offering trust and fiduciary services initially and will rely on trust and fiduciary services offered by correspondent banks until it determines that it is profitable to offer these services directly.

Lending Activities

     Horizon Bank will seek to attract deposits from the general public and will use those deposits, together with borrowings and other sources of funds, to originate and purchase loans. It will offer a full range of short and medium-term commercial, consumer and real estate loans. Horizon Bank will attempt to react to prevailing market conditions and demands in its lending activities, while avoiding excessive concentrations of any particular loan category. It has not yet fixed specific goals as to lending concentration by type of loan because its written loan policy is in the process of being developed and will be approved by the Florida Department prior to issuing a permit to begin business. Horizon Bank will develop a loan approval process which will provide for various levels of officer lending authority. When a loan amount exceeds an officer's lending authority, it will be transferred to an officer with a higher limit, with ultimate lending authority resting with the Loan Committee of the Board of Directors.

     The risk of nonpayment of loans is inherent in making all loans. However, management intends to carefully evaluate all loan applicants and to attempt to minimize its credit risk exposure by use of thorough loan application and approval procedures that will be established for each category of loan prior to beginning operation. In determining whether to make a loan, Horizon Bank will consider the borrower's credit history, analyze the borrower's income and ability to service the loan and evaluate the need for collateral to secure recovery in the event of default.

     Under Florida law, Horizon Bank is limited in the amount it can loan to a single borrower to no more than 15% of a bank's statutory capital base, unless a loan which is greater than 15% of the statutory capital base is approved by the Board of Directors and unless the entire amount of the loan is secured. In no event, however, may the loan be greater than 25% of a bank's statutory capital base. It is expected that Horizon Bank's legal lending limit under Florida law for one borrower, based upon its initial statutory capital base, will be approximately $650,000 for unsecured loans and $1,100,000 for fully secured loans. Horizon Bank's loan policy, when developed and approved by the Florida Department, may establish a lower lending limit.

     Horizon Bank will maintain an allowance for loan losses based upon management's assumptions and judgments regarding the ultimate collectibility of loans in its portfolio and based upon a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable. Certain risks with regard to specific categories of loans are described below.

     Commercial Loans. Commercial lending activities will be directed principally toward businesses whose demand for funds will fall within Horizon Bank's anticipated lending limit. These businesses will include small to medium-size professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in and around the primary service area. The types of loans provided will include principally term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Repayment of these loans will be dependent upon the financial success of the business borrower. Personal guarantees may be obtained from the principals of business borrowers and/or third parties to further support the borrower's ability to service the debt and reduce the risk of nonpayment.

     Real Estate Loans. Real estate lending will be oriented toward short-term interim loans and construction loans. Horizon Bank may originate a limited number of variable-rate residential and other mortgage loans for its own account and both variable and fixed-rate residential mortgage loans for resale. The residential loans will be secured by first mortgages on one-to-four family residences in the primary service area. Loans secured by second mortgages on a borrower's residence may also be made.

     Consumer Loans. Consumer lending will be made on a secured or unsecured basis and will be oriented primarily to the requirements of Horizon Bank's customers, with an emphasis on automobile financing, home improvements, debt consolidation and other personal needs. Consumer loans will generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal due to damage to the collateral or other loss of value while the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance is dependent upon the borrower's continued financial stability and are, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Various Federal and state laws, including Federal and state bankruptcy and insolvency laws, may also limit the amount that can be recovered.

Asset and Liability Management

     The primary assets of Horizon Bank will consist of its loan portfolio and investment accounts. Consistent with the requirements of prudent banking necessary to maintain liquidity, we will seek to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. We will seek to invest the largest portion of Horizon Bank's assets in commercial, consumer and real estate loans. We anticipate that loans will be limited to less than 74% of deposits and capital funds; however, this ratio may be exceeded in the initial period of operation. We anticipate that Horizon Bank's investment account will consist primarily of marketable securities of the United States government, Federal agencies and state and municipal governments, generally with varied maturities.

     Horizon Bank's investment policy will provide for a portfolio divided among issues purchased to meet one or more of the following objections:

* to complement strategies developed in assets/liquidity management, including desired liquidity levels;

* to maximize after-tax income from funds not needed for day-to-day operations and loan demand; and

* to provide collateral necessary for acceptance of public funds.

     We anticipate that this policy will allow Horizon Bank to deal with seasonal deposit fluctuations and to provide for basic liquidity consistent with loan demand and, when possible, to match maturities with anticipated liquidity demands. Longer term securities may be selected for a combination of yield and exemption from Federal income taxation when appropriate. Deposit accounts will represent the majority of the liabilities of Horizon Bank. These will include savings accounts, transaction accounts and time deposits.

     Initially, Horizon Bank anticipates deriving its income principally from interest charged on loans and, to a lesser extent, from interest earned on investments, fees received in connection with the origination of loans and miscellaneous fees and service charges. Its principal expenses are anticipated to be interest expense on deposits and operating expenses. The funds for these activities are anticipated to be provided principally by operating revenues, deposit growth, purchase of Federal funds from other banks, repayment of outstanding loans and sale of loans and investment securities.

                 SUPERVISION AND REGULATION

     We provide the following as a summary of statutes and regulations affecting bank holding companies. This summary is qualified in its entirety by reference to these statutes and regulations.

Supervision and Regulation of Horizon

     Horizon will be a bank holding company within the meaning of the Federal Bank Holding Company Act of 1956. As a bank holding company, Horizon will be required to file with the Federal Reserve annual and semi-annual reports and information regarding its business operations and those of Horizon Bank. Horizon and Horizon Bank will also be examined by the Federal Reserve.

     A bank holding company is required by the Federal Bank Holding Company Act to obtain approval from the Federal Reserve prior to acquiring control of any bank that it does not already own or engaging in any business other than banking or managing, controlling or furnishing services to banks and other subsidiaries authorized by the statute. The Federal Reserve would approve the ownership of shares by a bank holding company in any company the activities of which it has determined by order or regulation to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. In other words, we would require Federal Reserve approval if we were to engage in any of the foregoing activities.

     Horizon would be compelled by the Federal Reserve to invest additional capital in the event Horizon Bank experiences either significant loan losses or rapid growth of loans or deposits. The Federal Reserve requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries

     As a bank holding company, we will operate under the capital adequacy guidelines established by the Federal
Reserve. Under the Federal Reserve's current risk-based capital guidelines for bank holding companies, the minimum required ratio for total capital to risk weighted assets we will be required to maintain is 8 percent, with at least 4 percent consisting of Tier 1 capital. Tier 1 capital consists of common and qualifying preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets.
Because we will be a bank holding company with less than $150 million in total consolidated assets, these guidelines will be applied on a bank only basis. These risk-based capital guidelines establish minimum standards and bank holding companies generally are expected to operate well above the minimum standards.

     Following completion of the offering, Horizon will also have to comply with the requirements of the Securities
Exchange Act of 1934, which include the filing of annual, quarterly and other reports with the SEC.

Supervision and Regulation of Horizon Bank

     Horizon Bank will be examined and regulated by the Florida Department and the Federal Reserve. Under Florida law and Florida Department's regulations, Horizon Bank may pay cash dividends only up to the sum of

*    current period net profits; plus

* 80% of its cumulative retained net profits for the preceding two years or, with the approval of the Florida
     Department, 80% of its cumulative retained net profits for a period longer than two years.

     Also, no dividend will be permitted to be paid by Horizon Bank if

* the sum of the amounts equal to the remaining 20% of the retained net profits for the periods from which the 80% is used to pay the dividends is less than Horizon Bank's book value of its common and preferred stock; or

* the sum of the current period net profits plus the retained net profits for the preceding two years is less than zero.

     Horizon Bank's deposits will be insured by the FDIC for a maximum of $100,000 per depositor. For this protection, Horizon Bank will pay a semi-annual statutory assessment and will have to comply with the rules and regulations of the FDIC. In case of member banks like Horizon Bank, the Federal Reserve has the authority to prevent the continuance or development of unsound and unsafe banking practices and to approve conversions, mergers and consolidations.

     As a member of the Federal Reserve, Horizon Bank will also have to comply with rules that restrict preferential loans by the bank to "insiders," require Horizon Bank to keep information on loans to principal shareholders and executive officers, and prohibit certain director and officer interlocks between financial institutions. Also, under the Federal Reserve's current risk-based capital guidelines for member banks, Horizon Bank will be required to maintain a minimum ratio of total capital to risk weighted assets of 8 percent, with at least 4% consisting of Tier 1 capital.

     In addition, the Federal Reserve requires its member banks to maintain a minimum ratio of Tier 1 capital to total assets. This capital measure is generally referred to as the leverage capital ratio. The minimum required leverage capital ratio is 4 percent if the Federal Reserve determines that the institution is not anticipating or experiencing significant growth and has well-diversified risks -- including no undue interest rate exposure, excellent asset quality, high liquidity and good earnings -- and, in general, is considered a strong banking organization and rated Composite 1 under the Uniform Financial Institutions Rating Systems. If Horizon Bank does not satisfy any of these criteria it may be required to maintain a ratio of total capital to risk-based assets of 10 percent and a ratio of Tier 1 capital to risk-based assets of at least 6 percent. Horizon Bank would then be required to maintain a 5 percent leverage capital ratio.

Monetary Policy

     Banking is a business that depends on interest rate differentials. The difference between the interest rates paid by Horizon Bank on its deposits and other borrowings and the interest rate received on loans extended to its customers and on securities held in its portfolio comprises the major portion of Horizon Bank's earnings.

     The earnings and growth of Horizon Bank will be affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve implements national monetary policy by its open market operations in United States government securities, adjustments in the amount of industry reserves that banks and other financial institutions are required to maintain and adjustments to the discount rates applicable to borrowings by banks from the Federal Reserve. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged and paid on deposits. We cannot predict the nature and impact of any future changes in monetary policies.

Recent Legislative Developments

     Under recent Florida legislation, which is designed to implement the Interstate Banking Act, a non-Florida bank may not open new branches in Florida but may, beginning May 31, 1997, acquire by merger a Florida bank and operate its branches after the merger, provided that the Florida bank is at least three years old. Also, effective May 31, 1997, recent Florida legislation prohibits the establishment in Florida of new banks by non-Florida bank holding companies. A non-Florida bank holding company may, however, acquire a Florida bank or bank holding company, provided that the Florida bank involved is at least three years old. These interstate acquisitions are prohibited if they result in the control of more than 30% of the total amount of insured deposits in Florida, except where the acquisition is an initial entry into Florida by the out-of-state bank holding company. This legislation has the potential of increasing the competitive forces to which we would be subject.

     The United States Congress has periodically considered and adopted legislation that has resulted in, and could further result in, deregulation of both banks and other financial institutions. This legislation could further eliminate geographic restrictions on banks and bank holding companies and current prohibitions against banks engaging in certain non-banking activities. These legislative changes could place us in more direct competition with other financial institutions, including mutual funds, securities brokerage firms, insurance companies and investment banking firms. We cannot predict what other legislation might be enacted, and if enacted, the effect thereof.
                         MANAGEMENT

Directors and Executive Officers

     The current members of the Board of Directors of Horizon are the nine organizers. They are divided into three classes that serve staggered three-year terms. The members of one class are elected at each annual meeting of shareholders and hold office until the third annual meeting following their election or until successors are elected and qualified. The following table sets forth certain information about the current directors and executive officers of Horizon and Horizon Bank.

                             Position         Position
Name of Organizer   Age    With Horizon      With Bank

Clarence R. Urban   54   Class III        Director,
                         Director,        Chairman of the
                         Chairman of the  Board of
                         Board of         Directors
                         Directors

Charles S. Conoley  39   Chief Executive  Chief Executive
                         Officer,         Officer,
                         President and    President and
                         Class I Director Director

Thomas C. Bennett,  75   Class II         Director
Jr.                      Director

Michael Shannon     30   Class I          Director
Glasgow                  Director

C. Donald Miller,   61   Class II         Director
Jr.                      Director

Stephen C. Mullen   45   Class II         Director
                         Director

David K. Scherer    37   Class III        Director
                         Director

Bruce E.            43   Class I Director Director
Shackelford

MaryAnn P. Turner   37   Class III        Director
                         Director

     The term of the Class I Directors expires 1999, the term of the Class II directors expires in 2000, and the term of the Class III directors expires in 2001.

     The business and residential addresses of the above-named directors and executive officers are as follows:

 Name
     Business Address
         Residential Address

Thomas C. Bennett, Jr.
     6144-9th Avenue Cir., N.E.
     Bradenton, FL 34202
         6144-9th Avenue Cir., N.E.
         Bradenton, FL 34202

Charles S. Conoley
     Suite C, 3005-26th St., West
     Bradenton, FL 34205
         410-68th Court, N. W.
         Bradenton, FL 34209

Michael Shannon Glasgow
     1209-44th Avenue East
     Bradenton, FL 34203
         719-46th St. Court E.
         Palmetto, FL 34221

C. Donald Miller, Jr.
     1111-3rd Ave. West
     Bradenton, FL 34205
         216-21st St., W
         Bradenton, FL 34216

Stephen C. Mullen
     8440 North Tamiami Trail
     Sarasota, FL 34243
         820 Idlewild Way
         Sarasota, FL 34242

David K. Scherer
     4239-63rd St. West.
     Bradenton, FL 34209
         5008 Mangrove Pt., Rd.
         Bradenton, FL 34210

Bruce E. Shackelford
     1205-28th Ave. & Highway 30
     Ellenton, FL 34222
         5310 Jim Davis Rd.
         Parrish, FL 34219

Mary Ann P. Turner
     2504-64th St. Ct. East
     Bradenton, FL 34208
         1822-97th St., N. W.
         Bradenton, FL 34209

Clarence R. Urban
     2108 Whitfield Park Loop
     Sarasota, FL 34243
         3319-59th Avenue Dr., E
         Bradenton, FL 34203

     The business experience of each of the directors and executive officers is described below.

     Thomas C. Bennett, Jr., age 75, has been engaged in the real estate development business in Manatee County for the last twelve years and in the real estate brokerage business for the last two years. He served as a director in two community banks, one of which was sold to Barnett Bank in 1983 and the other sold to SouthTrust Bank, N.A., in 1995.

     Charles S. Conoley, age 39, has served as an officer of several commercial banks for the last fourteen years; including during 1993-1998, as a Vice President and commercial loan officer for American Bank, in Bradenton, Florida, with $400 million in assets, during 1991-1993 as Corporate Vice President for a Barnett Bank affiliate in Miami, with over $5 billion in assets and during 1989-1991 as Senior Vice President and Senior Credit Policy Officer for a Barnett Bank affiliate in Bradenton, with $770 million in assets. Mr. Conoley has received his MBA in Finance and Accounting from Indiana University in Bloomington, Indiana and his undergraduate degree from Purdue University.

     Michael Shannon Glasgow, age 30, has been employed for the past five years with USA Steel Fence, Inc., a commercial and residential fence company that has operations in Bradenton, Lakeland, Gibsonton, Englewood and St. Petersburg, Florida, serving for the last three years as President and, prior to that, for two years as vice president. Mr. Glasgow is also the owner of USA Pawn, USA Land Company, and USA Used Cars, all of Bradenton, Florida. He also serves as Vice President for USA Group, Inc., USA Real Estate, and Approved Roofing, Inc., also of Bradenton, Florida.

     C. Donald Miller, Jr., age 61, has served as President of Miller Enterprises of Manatee, Inc., which is engaged in real estate investments and other businesses, for the last five years. He is a past President of the Manatee County
Chamber of Commerce.

     Stephen C. Mullen, age 45, has, for the past five years, served as owner/operator of Park Inn International Hotel in Bradenton and, for the last year, as owner/operator of the Quality Inns & Suites at Sarasota/Bradenton Airport. He is also the president of Granjac Resorts, Inc., a hotel management company and Mullen Development, Inc. a real estate company.

     David K. Scherer, age 37, has, for the past eleven years, served as principal and the President of TDS
Construction, Inc., a construction company that specializes in the construction of retail stores throughout the United
States. The company has been headquartered in Bradenton, Florida, for the past six years and was previously located in Elizabethtown, Kentucky.

     Bruce R. Shackelford, age 43, has, for the past five years, served as President of Four Star Tomato, Inc., R&S Sales and Management, Inc. and Western Tomato Growers & Shippers, Inc., all companies engaged in food production and distribution. He is also the general partner of Triple-S Farms, a farming operation.

     Mary Ann P. Turner, age 37, has, for the past five years, served as the Vice President and CFO of Len-Tran, Inc., a commercial landscape contracting company with offices in Bradenton and Naples, Florida. Mrs. Turner is also Vice President and CFO of Turner Equipment Sales, Inc., a farm and construction equipment dealership based in Patrick Springs, Virginia.

     Clarence R. Urban, age 54, has, for the past five years, served as the owner and President of Arcade Lithographing Corporation and, for the last year, as owner and President of Superior Color Plate, Inc. of Bradenton and Sarasota. Arcade is one of the largest commercial printers on the West Coast of Florida and Superior is a leader in color separations for printers throughout the Southeast and Caribbean.

Remuneration of Directors and Officers

     Our directors, other than Charles S. Conoley, have not received and will not receive fees or other compensation in connection with the organization of Horizon. They will not be paid fees for their service on or at meetings of the Board of Directors or committees thereof until the total net profits earned by Horizon Bank from inception becomes greater than the total net losses incurred by it from inception.

     Charles S. Conoley and Horizon have entered into a Consulting Agreement, dated June 8, 1998, describing Mr. Conoley's duties on behalf of Horizon in connection with the organization of Horizon Bank. Under the consulting contract, Mr. Conoley is paid at the rate of $5,000 per month until Horizon Bank's charter application is filed, $6,000 per month until we successfully complete the minimum offering and a bonus of $16,000 upon the opening of Horizon Bank for business. The consulting contract terminates at the earlier of June 7, 1999, or the date Horizon Bank opens for business.

     On October 28, 1998, Horizon, Horizon Bank and Mr. Conoley entered into an Employment Agreement, which effective date would be the date of the termination of the consulting contract. However, if the consulting contract terminates due to the failure of Horizon Bank to open for business by June 7, 1999, then Mr. Conoley's employment would be extended at the compensation levels provided in the consulting contract until the earlier of the opening of Horizon Bank for business or December 31, 1999. Under the employment agreement, Mr. Conoley would serve as Chief Executive Officer and President of Horizon and Horizon Bank at an annual base salary of $96,000, which base salary would increase each year by the percentage increase in the Consumer Price Index. The term of the employment agreement would end on December 31, 2004, unless earlier terminated due to:
* Our failure to complete the minimum offering by December 31, 1999;
*    Mr. Conoley's death;
*    Mr. Conoley's complete disability; or
* A circumstance considered "for cause," which includes an act or conduct considered by the Board of Directors to be inappropriate and the failure of Horizon Bank to perform at an acceptable level of profitability and growth.

     In addition to his base salary, Mr. Conoley would also receive a performance bonus ranging from 10% to 50% of his annual base salary depending on certain defined performance objectives and Horizon Bank's composite rating. Under the employment agreement, Mr. Conoley would be granted options to purchase shares equal to 3% of the total shares sold in the offering. The options would vest ratably over a five-year period, with an exercise price of $5.00 and an expiration date of ten years from the date of issue.

     Under the employment agreement, Mr. Conoley would also be entitled to employee benefits, including an annual vacation, the use of an automobile, life and medical insurance with dependant coverage, dental insurance, country and civic club membership, the right to reimbursement for reasonable business related expenses and a $250,000 term life insurance policy on his life to be owned by him.

     Also, the employment agreement provides for a severance payment for Mr. Conoley and an automatic vesting of all outstanding stock options in the event of Mr. Conoley's termination, other than for cause, after a change of control of Horizon Bank. Under the employment agreement, the term "control" means the acquisition of 25 percent or more of the voting securities of Horizon Bank by any person, or persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act, or the acquisition of between 10 percent and 25 percent if the Board of Directors or any regulatory authority has made a determination that the acquisition constitutes or will constitute control of Horizon Bank.

Limitation on Directors' Liability

     Horizon's Articles of Incorporation contain a provision which, in accordance with Florida law, eliminates or limits the personal liability of directors to Horizon and its shareholders for monetary damages for certain breaches of their duty of care or other duty. This provision provides that a director will not be personally liable for monetary damages for a breach of his or her duty of care or other duty as a director, except for liabilities for
* any appropriation, in violation of the director's duties, of any business opportunity of Horizon;
* acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
*    authorization of improper dividends or redemptions; or
* any transaction from which the director derived an improper personal benefit.

     Liability for monetary damages remains unaffected by that provision if liability is based on any of these grounds. Liability for monetary damages for violations of Federal securities laws would also remain unaffected. The provision does not eliminate a director's fiduciary duty, nor does it preclude a shareholder from pursuing injunctive or other equitable remedies. The provision was prompted in part by adverse changes in the cost and availability of director and officer liability insurance and by a concern that corporations would encounter difficulties in attracting and retaining qualified directors. We believe this provision in is essential to maintain and improve our ability to attract and retain competent directors.

     We are advised that, insofar as indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act of 1933, that type of indemnification is against public policy and is, therefore, unenforceable.

                    CERTAIN TRANSACTIONS

Organizers' and Directors Shares, Warrants and Stock Options

     Consistent with the certain Organizer's Contribution Agreement, dated May 20, 1998, the organizers who are parties to that agreement, except Warren E. Gagner and Bruce
R. Woodruff, intend to subscribe for 260,000 shares. In addition, two additional organizers, Thomas C. Bennett, Jr. and C. Donald Miller, Jr., in the aggregate intend to subscribe to 4,000 shares. The organizers may, but are not obligated to, purchase additional shares if it is necessary to complete the minimum offering. Shares purchased in this offering by organizers are being purchased for investment purposes and not for resale.

     In recognition of the risk of loss to the organizers of their equity investment and having to repay the pre-opening loan if the offering is not successful, as well as an incentive for them to serve as directors, each organizer will receive a warrant. The warrant will be added to each share purchased by each organizer to create the unit. Each warrant will entitle the organizer to purchase, at any time within ten years from the date Horizon Bank opens for business, an additional share at $5.00 per share.

     The warrants are not immediately exercisable. The right to exercise the warrants will vest for one-third (1/3) of the shares covered by the warrants on each anniversary of the date Horizon Bank opened for business so long as the organizer has served continuously as a director of Horizon and Horizon Bank from its opening until the particular anniversary and has attended a minimum of 75% of the Board of Directors meetings during the period. However, all the warrants will become vested upon the change in control of Horizon Bank, or a sale by Horizon Bank of all or substantially all its assets. The warrants are detachable and may be transferred separately from the shares with which they were originally issued as a unit.

     Whether the grant of warrants will occur at all, and the terms of the warrants, are still to be approved by the FDIC. One of the conditions for FDIC's approval is likely to be that Horizon has the right, upon notice from any regulatory authority, to require immediate exercise or forfeiture of the warrants if, in the Board of Directors' opinion, the exercise is reasonably necessary in order to inject additional capital into Horizon Bank.

     The organizers will have received the warrants as consideration for taking financial risks and for serving as directors without compensation until Horizon Bank is profitable. Moreover, we anticipate that the shares will be sold by us through the sales agent and that the organizers will not be involved in the offering at all. If we terminate the sales agent's engagement in the middle of the offering and do not engage another sales agent, the organizers may become involved in the offering. If they do become involved in the offering, the number of warrants to which each organizer becomes entitled will not be based on the number of shares sold by the organizer in the offering, but on the number of shares purchased by the organizer in the offering. Accordingly, the warrants should not be construed as compensation to the organizers for purposes of Rule 3a4-1 under the Securities Exchange Act.

     We are considering the establishment of a stock option plan under which stock options would be issued to key employees of Horizon and Horizon Bank and, to a lesser extent, to the directors. The total number of shares to be issued under this plan will in no event exceed 10% of the total number of shares outstanding immediately after the offering.

Organizational Subscriptions

     In connection with the organization of Horizon, the organizers have previously subscribed for 21,600 shares at a price of $5.00 per share. The proceeds from the sale of organizational shares have been and will continue to be used for the purpose of paying offering, organizational and other expenses which Horizon and Horizon Bank will have incurred prior to release of the offering proceeds from the escrow account. Upon release of the offering proceeds from escrow, we intend to repurchase all of these organizational shares at their original purchase price. The terms of the repurchase are described in that certain Stock Redemption Agreement by and among Horizon and the organizers, dated as of October 28, 1998.

Lending and Other Matters

     It is anticipated that our directors and officers, and the businesses and other organizations with which they are associated, will have banking transactions in the ordinary course of business with Horizon Bank. It will be the policy of Horizon Bank that any loans or other commitments to those persons or entities will be made in accordance with applicable law and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or entities of similar standing. In addition, any loans to executive officers, directors or their related interests over $25,000 will require the prior approval of a majority of the entire Board of Directors as provided under Florida law. All future transactions with affiliates will be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of directors including a majority of disinterested directors.

     In addition, each loan by Horizon Bank to any officer, director or controlling person of Horizon Bank or any of its affiliates may be made only in compliance with the following conditions: The loan

*    will be evidenced by a promissory note naming Horizon
     Bank as payee and will contain an annual percentage rate which is reasonably comparable to that normally charged to non-affiliates by other commercial lenders for similar loans made in Horizon Bank's locale;

* will be repaid according to appropriate amortization schedules and contain default provisions comparable to those normally used by other commercial lenders for similar loans made to non-affiliates in Horizon Bank's locale;

* will be made only if credit reports and financial statements, or other reasonable investigation appropriate in light of the nature and terms of the loan and which meet the loan policies normally used by other commercial lenders for similar loans made to non-affiliates in Horizon Bank's locale, show the loan to be collectible and the borrower a satisfactory credit risk; and
* the purpose of the loan and the disbursement of proceeds are reviewed and monitored in a manner comparable to that normally used by other commercial lenders for similar loans made in Horizon Bank's locale.

Consulting Agreement

     On June 22, 1998, we entered into a consulting agreement with Bank Resources, Inc. Under the consulting agreement, Bank Resources has assisted in the preparation of the charter application and the application for FDIC deposit insurance for Horizon Bank. It has also prepared the business plan and policies and procedures manual for Horizon Bank. Bank Resources will also assist in the preparation of Horizon's and Horizon Bank's applications to the Federal Reserve.

     Under the consulting agreement, we will have paid Bank Resources the aggregate of $41,200 in fees and will grant them, when Horizon Bank's charter is approved, options to purchase 4,000 shares at $5.00 per share. The options are vested upon grant, will be exercisable over ten years and could be granted directly to E. Byron Richardson, the sole principal of Bank Resources. We are not obligated and do not intend to register for resale the shares underlying these options. We believe the total fair market value of the services to be provided by Bank Resources to be $43,900 and have agreed to pay Bank Resources $2,700 in lieu of the options if the options cannot be granted for any reason.

                   PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the shares and the warrants that each organizer agreed to subscribe for through his or her purchase of the units, and the aggregate number of the shares and warrants of all the organizers as a group.

Anticipated Share Ownership and Warrants

                                 AFTER OFFERING

                                   MINIMUM    MAXIMUM     SHARES
                       NUMBER OF   OFFERING   OFFERING CALLED FOR BY
NAME                     SHARES    PERCENT    PERCENT     WARRANTS
Thomas C. Bennett, Jr.    2,000     .188%       .13%        2,000
Organizer and Director

Charles S. Conoley       40,000    3.759%     2.66%        40,000
Organizer, Director and CEO

Michael Shannon Glasgow  50,000    4.699%     3.33%        50,000
Organizer and Director

C. Donald Miller, Jr.     2,000     .188%      .13%         2,000
Organizer and Director

Stephen C. Mullen        25,000    2.350%    1.66%         25,000
Organizer and Director

David K. Scherer         40,000    .759%     2.66%         40,000
Organizer and Director

Bruce E. Shackelford     25,000   2.350%     1.66%         25,000
Organizer and Director

Mary Ann P. Turner       40,000   3.759%     2.66%         40,000
Organizer and Director

Clarence R. Urban        40,000   3.759%     2.66%         40,000
Organizer and Director   ------   ------     -----         ------

     TOTAL              264,000  24.81%     17.60%        264,000

     Except as otherwise indicated, the persons named in the above table will have sole voting and investment power as to all shares shown as beneficially owned by them. Also, these numbers do not reflect any additional shares which the organizers may purchase if it is necessary to complete the minimum offering or shares which may be purchased by any additional directors or officers of Horizon or Horizon Bank.

Options

     The following table indicates the options to be granted to Mr. Conoley on the date that Horizon Bank opens for business. Each of the options will have a ten-year term from the date of grant and will vest ratably over a five-year period from the date of grant. We are not obligated to or intend to register for resale the shares underlying these options.

Shares Underlying the Options:     31,500(1)/45,000(2)
Price Per Share:                   $5.00
Exercise/ Date of Exercise:        N/A

(1) Assumes the minimum offering of 800,000 shares and 264,000 units.

(2) Assumes the maximum offering of 1,236,000 shares and 264,000 units.

                  DESCRIPTION OF SECURITIES

Common Stock

     Horizon is authorized by our Articles of Incorporation to issue 25,000,000 shares of common stock, $.01 par value.

     Shareholders are entitled to one vote per share on all matters to be voted on by shareholders and are not entitled to cumulate their votes in the election of directors, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election should they choose to do so. Shareholders are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors, with prior regulatory approval, from funds legally available therefor. Shareholders are entitled to share pro rata in any distribution to the holders of common stock in the event of any liquidation, dissolution or winding-up of Horizon.

     Shareholders have no preemptive or other subscription or conversion rights. The shares have no redemption or sinking fund provisions. Upon payment therefor, the shares will be fully paid and non assessable.

Preferred Stock

     Horizon is authorized by its Articles of Incorporation to issue up to 1,000,000 shares of preferred stock, $.01 par value per share. No shares of preferred stock have been issued. The Board of Directors may, in its sole discretion and without further action by the shareholders, from time to time, direct the issuance of preferred stock, in one or more series, for any proper corporate purpose with those preferences, voting powers, conversion rights, qualifications, special or relative rights and privileges as the Board of Directors may determine. These terms of the preferred stock could adversely affect the voting power or other rights of holders of the shares. Satisfaction of any dividend preferences on outstanding preferred stock would reduce the amount of funds available for the payment of dividends on the shares. In addition, the holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Horizon before any payment is made to the holders of the shares. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interest of Horizon and its shareholders.

Warrants

     The warrants to be issued as part of the units are detachable, ten-year rights to purchase one share, at $5.00 per share. When the terms of the warrants, as described in "Certain Transactions--Organizers' and Directors' Shares,
Warrants and Stock Options," are finally approved by the FDIC, they will be represented by separate warrant agreements.

Transfer Agent and Registrar

     Unless we are required by law or administrative action to appoint an independent transfer agent and registrar, Horizon Bank will act as transfer agent and registrar for the shares.

Reports to Shareholders

     We intend to furnish the shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information.

Securities Eligible for Future Sale

     Upon completion of the offering, Horizon will have 264,000 warrants and a minimum of 1,064,000 shares and a maximum of 1,500,000 shares outstanding. All of these shares and warrants will be freely tradable without restriction or registration under the Securities Act of 1933, except for shares and warrants purchased by persons who, because they are directors, officers or 10% or more shareholders, are "affiliates" of Horizon, as that term is defined under Rule
144. The shares and warrants owned by these "affiliates" will carry with them restrictions on resale under the Securities Act as so-called "controlled securities". Note that the shares issuable upon the exercise of stock options or warrants will be "restricted securities". Both "controlled securities" and "restricted securities" are eligible for sale in the open market essentially only under Rule 144.

     In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell, within any three month period, in transactions executed by a broker or dealer on an exchange or in over-the-counter market, the number of securities that does not exceed the greater of 1% of the securities then outstanding or the average weekly trading volume of the securities in the market during the four calendar weeks preceding the sale. Non-affiliates who have held their restricted securities for at least two years would be entitled to sell those securities under Rule 144 without regard to the volume limitation.

Defensive Anti-Takeover Provisions

General

     The provisions of Horizon's Articles of Incorporation and Bylaws described below will have an "anti-takeover" effect. We believe that the provisions described below are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that may not be negotiated with and approved by the Board of Directors. We believe that it is in the best interest of Horizon and our shareholders to encourage potential acquirers to negotiate directly with the Board and that these provisions will encourage negotiations and discourage hostile takeover attempts. It is also our view that these "anti-takeover" provisions should not discourage persons from proposing an acquisition or other transaction at prices reflective of the true value of Horizon that is in the best interest of all shareholders. To be sure, the Board of Directors has a fiduciary obligation to act in the best interest of the shareholders and Horizon in determining corporate action without regard to these provisions.

Directorships

     Our Board of Directors is divided into three classes that must be as close to equal in size as possible. The members of each class serve three-year terms with each class being elected in successive years. Our Bylaws provide that the size of the Board of Directors, within the six to twenty member range specified in the Articles of Incorporation, may be increased or decreased only by a majority vote of the directors then in office. The Articles of Incorporation provide that any vacancies occurring on the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term only by a majority vote of the directors then in office.

Removal of Directors

     Horizon's Articles of Incorporation provide that no director may be removed except for cause and then only by the vote of holders of at least two-thirds of the outstanding voting stock entitled to vote. However, if two-thirds of the directors then in office approve the removal, then the vote of the holders of only a majority of the outstanding voting stock is required to remove a director.

Special Meetings of Shareholders

     Horizon's Articles of Incorporation provide that a special meeting of shareholders may be called by the Chairman of the Board, by a majority vote of the directors then in office or by the holders of at least 25% of the outstanding voting stock.

No Action By Written Consent

     Horizon's Articles of Incorporation provide that the shareholders shall not be entitled to take any action by written consent in lieu of taking that action at an annual or special meeting of shareholders.

Approval of Certain Business Transactions

     Horizon's Articles of Incorporation provide that the vote of holders of at least two-thirds of the outstanding voting stock is required to approve certain mergers, consolidations or dispositions of assets of Horizon or any of its subsidiaries. However, if the proposed transaction is approved by the vote of at least two-thirds of the directors then in office, then the vote of holders of only a majority of the outstanding voting stock is required to approve the transaction.

Amendment of the Articles of Incorporation

     Horizon's Articles of Incorporation authorize the alteration, amendment or repeal of certain Articles by the affirmative vote of holders of at least two-thirds of the outstanding voting stock. However, if the proposed action is approved by a vote of at least two-thirds of the directors then in office, then the vote of holders of only a majority of the outstanding voting stock of the Company is required to approve the action. The alteration, amendment or repeal of other Articles requires approval by the holders of only a majority of the outstanding voting stock.

Amendment of the Bylaws

     Horizon's Articles of Incorporation provide that the Bylaws may be altered, amended or repealed, or new Bylaws adopted, by the Board of Directors or the shareholders at a duly constituted meeting. This action by the Board of Directors requires the vote of two-thirds of directors then in office. This action by the shareholders requires the affirmative vote of holders of at least two-thirds of the outstanding voting stock.

Preferred Stock

     The preferred stock, which could be issued in one or more series and with appropriate voting, conversion or other rights, could discourage possible acquirers of Horizon from making a tender offer or other attempt to gain control of Horizon.


                        LEGAL MATTERS

     The legality of the shares and units is being passed upon for Horizon by Dinur & Associates, P.C., One Lakeside
Commons, Suite 760, 990 Hammond Drive, Atlanta, Georgia
30328.



                           EXPERTS

     The financial statements of the Company as of October 31, 1998, included in this prospectus have been examined by Francis & Company, independent public accountants, as stated in their opinion, and have been so included in reliance upon the opinion, which has been rendered upon the authority of the firm as expert in accounting and auditing.



                   ADDITIONAL INFORMATION

     Horizon has filed with the SEC a Registration Statement under the Securities Act covering the securities offered in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the Registration Statement and its exhibits and reference is made to the Registration Statement and the exhibits for further information concerning Horizon and the securities. Each statement contained in this prospectus as to the contents of a document filed as an exhibit to the Registration Statement is qualified by reference to the exhibit for a complete statement of its terms and conditions. Copies of this material, as well as periodic reports and information filed by Horizon, can be obtained upon payment of the fees prescribed by the SEC, or may be examined at the offices of the SEC without charge, at
* the public reference facilities in Washington, D.C. at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;
* the Northeast Regional Office in New York at 7 World Trade Center, Suite 1300, New York, New York 10048; and
* the Midwest Regional Office in Chicago, Illinois at 500 West Madison Street, Suite 1400, Chicago, Illinois 66661-2511.

     The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. The address of SEC's site is http://www.sec.gov.

     Upon request, we will provide without charge to each person to whom a copy of this prospectus is delivered, a copy of any or all of the documents which are incorporated here by reference, other than exhibits to the documents themselves, unless those exhibits are specifically incorporated by reference into the documents. Requests should be directed to Charles S. Conoley, President, at our principal executive offices.


                INDEX TO FINANCIAL STATEMENTS


  Independent Auditor's Report                 38

  Balance Sheet as of October 31, 1998         39

  Statement of Operations from Date of Inception,
    May 27, 1998 to October 31, 1998           40

  Statement of Changes in Stockholders' Equity
    from Date of Inception, May 27, 1998,
    to October 31, 1998                        40

  Statement of Cash Flows from Date of Inception,
    May 27, 1998, to October- 31, 1998         41

  Notes to Financial Statements                42


                INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Horizon Bancorporation, Inc.
Bradenton, Florida

    We have audited the accompanying balance sheet of Horizon Bancorporation, Inc., Bradenton, Florida, (the "Company") a development stage enterprise, as of October 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the period from May 27, 1998 (date of inception) to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based an our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizon Bancorporation, Inc. as of October 31, 1998, and the results of its operations and its cash flows for the period from May 27, 1998 (date of inception) to October 31, 1998, in conformity with generally accepted accounting principles.





                                      /S/ Francis & Co. CPAs















Atlanta, Georgia
November 9, 1998                 Francis & Company
                Horizon Bancorporation, Inc.
              (A Development Stage Enterprise)
                        Balance Sheet
                   as of October 31, 1998


ASSETS

Cash                                       $  16,887
Organizational costs (Note 2)                 39,539
Deferred registration costs (Note 2)           7,038
Other assets (Note 4)                         11,349
  Total Assets                             $  74,813


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Total Liabilities                     $        -0-

Commitments and contingencies (Note 4)

Stockholders' Equity (Note 1):
Common stock, $.01 par value,
  25,000,000 shares authorized,
  21,600 shares issued and outstanding     $     216
Paid-in-capital                              107,784
  (Deficit) accumulated during
  the development stage                     (33,187)
Total Stockholders, Equity                    74,813
  Total Liabilities and
  Stockholders' Equity                    $   74,813




















         Refer to notes to the financial statements.
                Horizon Bancorporation, Inc.
              (A Development Stage Enterprise)
                   Statement of Operations
      From Inception (May 27, 1998) to October 31, 1998



Revenues;
  Interest income                       $        975
    Total revenues                               975

Expenses:
  Employee leasing                         $  25,978
  Insurance expense                            2,650
  Advertising & promotional                    2,956
  Rent expense                                   482
  Supplies expense                               605
  Miscellaneous other expenses                 1,491
    Total expenses                          $ 34,162

Net (loss)                                 $(33,187)


Basic (loss) per share (Note 2)             $   (1.54)




        Statement of Changes in Stockholders' Equity from Inception (May 27, 1998) to October 31, 1998

                                    (Deficit)
                 Common            Accumulated
                 Stock    Additional  During         Total
                  $.01     Paid-in-the Development Stockholders'
               Par Value   Capital    Stage          Equity
Issuance of
  21,600 shares
  of Common stock
                 $216    $107,784   $   -0-       $108,000

Net income/(loss)-0-          -0-   (33,187)       (33,187)

Balance, October 31,
  1998           $216    $107,784  $(33,187)      $ 74,813






         Refer to notes to the financial statements.



                Horizon Bancorporation, Inc.
              (A Development Stage Enterprise)

                   Statement of Cash Flows
      From Inception (May 27, 1998) to October 31, 1998



Cash flows from pre-operating
  activities of the development stage:
    Net (loss)                                 $   (33,187)
    Adjustments to reconcile net (loss) to
    net cash used by pre-operating activities
    of the development stage:
      (Increase) in deferred registration costs     (7,038)
      (Increase) in organizational costs           (39,539)
      (Increase) in deposits and prepaid expenses  (10,932)
Net cash used by pre-operating
  activities of the development stage           $  (90,696)


Cash flows from investing activities
  Purchase of fixed assets                     $     (417)
Net cash used in investing activities          $     (417)

Cash flows from financing activities:
  Issuance of common stock                      $ 108,000
Net cash provided from financing activities     $ 108,000

Net increase in cash                            $  16,887
Cash at inception (May 27, 1998)                    -0-
Cash on October 31, 1998                        $  16,887


Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest                             $       -0-
    Income taxes                         $       -0-








         Refer to notes to the financial statements.


                 Horizon Bancorporation, Inc.
              (A Development Stage Enterprise)
                Notes to Financial Statements
                      October 31, 1998


Note 1 - Summary of Organization

    Manasota Group, Inc. ("Manasota") was incorporated on May 27, 1998, for the purpose of becoming a bank holding company with respect to a proposed de novo bank, Horizon Bank (the "Bank") to be located in Bradenton, Florida. Manasota was later renamed Horizon Bancorporation, Inc., Bradenton, Florida (the "Company"). Accordingly, all financial transaction undertaken by Manasota are reflected in the Company's financial statements as of October 31, 1998. An application for prior approval to charter a bank was filed with the Division of Banking, State of Florida ("DBF"). An application for deposit insurance was filed with the Federal Deposit Insurance Corporation ("FDIC"). Once the application with the DEF is approved, two additional applications, both with the Federal Reserve Board ("FRB"), will be filed; the first for Bank membership and the second for prior approval to become a bank holding company. When all regulatory applications are approved and the minimum stock sale is successfully completed, the Company will acquire 100 percent of the voting stock of Horizon Bank by injecting a minimum of $5.0 million into Horizon Bank's capital accounts.

     The Company is authorized to issue up to 25.0 million shares of its $.01 par value per share common stock. Each share is entitled to one vote and shareholders have no preemptive or conversion rights. As of October 31, 1998, there were 21,600 shares of the Company's common stock issued and outstanding. Additionally, the Company has authorized the issuance of up to 1.0 million shares of its $.01 par value per share preferred stock. The Company's Board of Directors may, without further action by the shareholders, direct the issuance of preferred stock for any proper corporate purpose with preferences, voting powers, conversion rights, qualifications, special or relative rights and privileges which could adversely affect the voting power or other rights of shareholders of common stock. As of October 31, 1998, there were no shares of the Company's preferred stock issued or outstanding,

     The Company's Articles of Incorporation and Bylaws contain certain provisions that might be deemed to have potential defensive "anti takeover" effect. These certain provisions include: (i) The Board of Directors is divided into three classes with members of each class serving three-year terms with the election of each class in successive years; (ii) membership on the Board of Directors may range from six to twenty members and may increase or decrease only by a majority vote of the directors then in office; (iii) Board vacancies, including an increase in the number of directors, can be filled for the remainder of the unexpired term only by a majority vote of the Directors then in office; (iv) directors may be removed if at least two-thirds of the directors then in office approve the removal as well as by a majority vote of the Company's voting stock; (v) special meeting of shareholders may he called by a majority vote of the directors then in office or by the holders of at least 25% of the outstanding voting stock of the Company;
(vi) shareholders shall not be entitled to take any action by written consent in lieu of taking such action at an annual or special meeting of shareholders; (vii) certain transactions, such as mergers or consolidations, may be approved by the vote of at least two-thirds of the directors then in office as well as by a majority vote of the Company's voting stock; (viii) amendments to the Company's Articles of Incorporation can be approved by a vote of at least two-thirds of the directors then in office as well as by a majority vote of the Company's voting stock; (ix) amendments to the Company's Bylaws can be approved by the Board of Directors or by the shareholders at a duly constituted meeting, where such action by the Board of Directors requires the vote of two-thirds of the directors then in office or the affirmative vote of holders of at least two-thirds of the outstanding voting stock of the Company; and (x) the issuance of preferred stock, described in the previous paragraph, which may also be deemed to have an "anti-takeover" effect.

     The Company intends to file a Registration Statement on Form SB-1 with the Securities and Exchange Commission offering for sale a minimum of 1,050,000 and a maximum of 1,500,000 shares of its $.01 value common stock (the "Offering"). The sales price for each share of common stock is $5. All subscription proceeds will be held by an Escrow Agent pending acceptance of subscriptions and completion of the Offering. If the sale of the minimum (1,050,000) shares of common stock is not accomplished by the expiration date, as extended, all subscriptions will be canceled and all proceeds returned, without interest, to the subscribers. If the sale of the minimum (1,050,000) shares of common stock is accomplished and all regulatory approvals obtained, the Company will capitalize Horizon Bank with at least $5.0 million immediately prior to commencement of banking operations.

     Certain organizers of the Company will receive a warrant for each share of common stock purchased by that organizer. Each warrant entitles its holder to purchase one share of the Company's common stock for $5.00 for a period of ten years from the date Horizon Bank opens for business. The warrants will vest over a period of three years, at one-third per year and beginning on the first anniversary from commencement of banking operations. in addition to the passage of time, the vesting of warrants requires each organizer to attend a minimum of 75% of the Board of Directors meetings for each year during the vesting period. All warrants, however, will become vested upon the change of control of Horizon Bank or the sale by Horizon Bank of all or substantially all of its assets. All warrants are subject to approval by Horizon Banking regulatory agencies.

     The Company is a development stage enterprise as defined by the Financial Accounting Standards Board
Statement No. 7, "Accounting and Reporting by Development
Stage Enterprises," as it devotes substantially all its efforts to establishing a new business, its planned principal operations have not commenced and there has been no significant revenue from the planned principal operations.

Note 2 - Summary of Significant Accounting Policies

     Basis of Accounting. The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in Horizon
Banking industry. The Company uses the accrual basis of accounting by recognizing revenues when they are earned and expenses in the period incurred, without regard to the time of receipt or payment of cash. The Company has adopted a fiscal year that ends on December 31, effective for the period ending December 31, 1998.

     Organizational Costs. Organizational costs are costs that have been incurred in the expectation that they will generate future revenues or otherwise benefit periods after the Company reaches the operating stage. Organizational costs generally include incorporation, legal and accounting fees incurred in connection with establishing the Company.
Salary and travel expenses, overhead and similar operating costs are not considered to be organizational costs and are thus expensed in the period incurred. Organizational costs are capitalized when incurred, and are amortized over a sixty-month period beginning immediately after the Company commences its principal operations.

     Deferred Registration Costs. Deferred registration costs are deferred and incremental costs incurred by the Company in connection with the issuance of its own stock. Deferred registration costs do not include any allocation of salaries, overhead or similar costs. In a successful offering, deferred registration costs are deducted from the Company's paid-in-capital account. Registration costs associated with an unsuccessful offering are charged to operations in the period during which the offering is deemed unsuccessful.

     Income Taxes. The Company will be subject to taxation whenever taxable income is generated. As of October 31, 1998, no income taxes had been accrued since no taxable income had been generated.

     Basic (Loss) Per Share. Basic loss per share of $(1.54) is based on 21,600 shares outstanding from inception through October 31, 1998. Note that the above result is not indicative of future performance since planned principal operations have not commenced.

     Statement of Cash Flows. The statement of cash flows was prepared using the indirect method. Under this method, net loss was reconciled to net cash flows from pre-operating activities by adjusting for the effects of' current assets and short term liabilities.

Note 3 - Commitments and Contingencies

     In connection with the Company's formation and the organization of its subsidiary Bank, the Company has entered into three separate agreements with a bank consulting firm, a law firm and an accounting firm to assist it ins (i) preparing and filing all organizational and incorporation papers, (ii) preparing and filing applications with Horizon Bank regulatory authorities concerning the formation of a bank holding company and the organization of a State chartered bank; (iii) preparing a Registration Statement on Form SB-1, including the financial audit, and filling same with the Securities and Exchange Commission; and (iv) drafting of employment agreements, stock option plans and other matters relating to compensation. The aggregate cost of the above services is estimated to approximate $118,000 and may vary depending upon the degree of complexity and time spent on the above projects

     On June 8, 1993, the Company entered into an agreement (the "Consulting Agreement") with one of its organizers who will serve as the Company's and Horizon Bank's President and Chief Executive Officer (the "CEO"). The Consulting Agreement, which commenced June 15, 1998, is for a term of the earlier of (i) twelve months or (ii) the date Horizon Bank is no longer in the organization period and has opened for business. Under the terms of the Consulting Agreement, the CEO, for his services and efforts relating to organizational matters of Horizon Bank and the Company, is to be paid $5,000 monthly until Horizon Bank application is filed with the regulators, $6,000 monthly until the minimum number of shares of stock is sold in the Offering, and $8,000 monthly until Horizon Bank is opened. The Consulting Agreement provides for other customary benefits, such as health, life and disability insurance. Also, upon Horizon Bank's opening for business, the CEO will receive a $16,000 bonus. The CEO is currently being paid through an employee leasing arrangement funded by the Company.

     On October 28, 1998, the Company and the above CEO entered into an employment agreement (the "Employment Agreement") which will become effective when the Consulting Agreement terminates. However, if the Consulting Agreement is extended, then the Employment Agreement is effective at the earlier of commencement of banking operations or December 31, 1999. The Employment Agreement provides for an annual salary of $96,000 plus an annual percentage increase identical to the increase in the Consumer Price Index. In addition, the CEO may receive a performance bonus ranging from 10% to 50% of his annual base salary if certain performance objectives are met. The CEO would also be entitled to other customary benefits such as annual vacation, medical and life insurance, etc. The Employment Agreement also provides for the granting of stock options to purchase shares equal to 3% of the total shares sold in the Offering. The options would vest ratably over a five-year period, with an exercise price of $5.00 and an expiration date of ten years from the date of issue.

     A consultant who is assisting the Company and the proposed Bank in obtaining all regulatory approvals required to operate both a bank holding company and a bank will receive 4,000 stock options upon receipt of approval from the DBF to operate a bank. These Options allow their holder to purchase 4,000 shares of the Company's common stock at an exercise price of $5.00 per share. These options would vest immediately and would he exercisable within ten years from the date of grant.

     The organizers as a group capitalized the Company by acquiring 21,600 shares of the Company's common stock for an aggregate amount of $108,000. These shares will be redeemed and $108,000 will be returned to the organizers once the minimum offering is satisfied.

     On September 30, 1998, the Company entered into an agreement to purchase a 1.05 acre parcel for $407,500. The land will be used as the site for the proposed Bank's main office. An earnest money deposit in the amount of $10,000 has been deposited with an escrow agent and is reflected under "other assets" in the Company's Balance sheet dated October 31, 1998. An additional $40,000 is due upon local government approval of the site plan and usage. Assuming all contingencies, such as regulatory approvals to operate both a holding company and a bank, are satisfied, the final transaction to purchase the site should be completed no later than March 24, 1999. The proposed Bank intends to build a one-story facility with approximately 5,000 square feet (expandable to 7,000 square feet) of finished space. Total construction costs are estimated at $665,000, with an additional estimate of $258,000 for furniture and equipment.

     On October 8, 1998, the Company entered into a one-year lease arrangement, with a minimum of nine months, covering office space from which it currently operates. The monthly cost of the lease is $450.

     Please refer to Note 1 concerning warrants to organizers.

Note 4 - Other Assets

      Other assets at October 31, 1998, consisted of the following:

     a.   Escrow deposit for land purchase $10,000
     b.   Prepaid rent and rent deposit        932
     c.   Fixed assets, net                    417
          Total other assets               $11,349


Note 5 - Related Party Transactions

      Please refer to Note 1 for a discussion concerning the organizers' warrants.

     Please refer to Note 3 for discussions concerning:

          (i)  The CEO's Consulting Agreement and Employment
          Agreement, and;

          (ii) The redemption of the organizers' common stock.

Note 6 - Subsequent Events

     In order to fund expenses incurred during the organizational stage, the Company obtained a Commitment Letter (the "Commitment") from an unrelated financial institution and accepted it on November 5, 1998. The Commitment is in the amount of $300,000 and in the form of a one-year non-revolving line of credit. The line of credit carries an interest rate of prime minus l%, with interest payable monthly. The collateral includes the Company's furniture, equipment and leasehold improvements, as well as the personal guarantees of certain organizers.



                      TABLE OF CONTENTS

Prospectus Summary                               2

Risk Factors                                     5

The Offering                                     9

Use of Proceeds                                 12

Dividend Policy                                 14

Business                                        15

Supervision and Regulation                      21

Management                                      24

Certain Transactions                            28

Principal Shareholders                          31

Description of Securities                       33

Legal Matters                                   36

Experts                                         36

Additional Information                          36

Index to Financial Statements                   37



                         ----------




     Until March 27, 1999, all dealers that buy, sell or

trade these securities, whether or not participating in this distribution, may be required to deliver a prospectus. This

is in addition to the dealer's obligation to deliver a

prospectus when acting as underwriters and with respect to

their unsold allotments or subscriptions.





                     (end of back cover)




                           PART II

           INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the Florida Business Corporation Act (the "Act")provides that a corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, or agent of the corporation against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In addition, under Section 607.0850 of the Act, a corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, or agent of the corporation against expenses and amounts actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Any indemnification under Section 607.0850 of the Act, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or agent is proper in the circumstances because he or she has met the applicable standard of conduct. Such determination shall be made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding; (b) if such quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding; (c) by independent legal counsel.

     Article 9 of the Registrant's By Laws contains provisions for the indemnification of officers and directors and advancement of expenses to the fullest extent authorized by the Florida Business Corporation Act. Article 6 of the Registrant's Articles of Incorporation contains a provision eliminating or limiting personal liability of a director of the Registrant to the fullest extent authorized by the Florida Business Corporation Act.

     The Registrant may seek to purchase and maintain directors and officers liability insurance which insures against liabilities that directors and officers of the Registrant may incur in such capacities.

ITEM 2.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          SEC Registration fees              2,085
          Blue sky fees and expenses        12,000
          Escrow Agent Fee                   1,500
          Printing Expenses                  4,000
          Legal Fees and Expenses           60,000
          Accounting Fees                    5,000
          Investment Banking Fee            10,000
          Expenses of Sales Agent            6,000
          Miscellaneous Expenses            10,000
          TOTAL                           $110,585

ITEM 3.   UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes as follows:

     (1) The Registrant will file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

          (i)  include any prospectus required by Section
               10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

          (iii)     include any additional or changed
               material information in the plan of
               distribution.

     (2) The Registrant will, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the Offering of the securities at that time to be the initial bona fide Offering.

     (3) The Registrant will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.   UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE
YEAR.

     During the period May 20, 1998 - August 23, 1998, Horizon issued an aggregate of 21,600 shares of common stock to the organizers other than Thomas E. Bennett and C. Donald Miller, Jr., as well as to Warren E. Gagner and Bruce R. Woodruff. In each case the subscriber was a resident of the State of Florida and paid $5 per share. There were no underwriting, discounts or commissions paid with respect to these transactions. Horizon intends to repurchase these shares at the original purchase price upon the successful completion of the offering pursuant to the Redemption Agreement dated as of October 28, 1998.

     The sales were made to persons who had access to the kind of information which registration would disclose and who did not purchase the shares for resale to the public.
Also, these sales were made for the limited purpose of providing funds for the continuing evaluation by Horizon of whether it would be feasible for it to embark upon the formation of a new bank. Accordingly, these sales constituted transactions by the Company not involving a public offering, separate and apart from this offering, which were exempt from registration under Section 4(2) of the Securities Act of 1933. These securities were also exempt from registration as part of an interstate issue under Section 3(a)(11) of the Securities Act of 1933.

ITEM 5.   INDEX TO EXHIBITS

     The following exhibits are filed as part of this Registration Statement:

Number    Description of Exhibit

2.1 Amended and Restated Articles of Incorporation of the Registrant, dated October 7, 1998.

2.2 Amended and Restated By-Laws of the Registrant, dated October 7, 1998.

4.1       Form of Shares Subscription Agreement (included as
          Appendix A to the Prospectus)

4.2       Form of Units Subscription Agreement (included as
          Appendix B to the Prospectus)

6.1       Organizer Contribution Agreement among the
          Organizers, dated as of May 20, 1998.

6.2       Consulting Agreement between the Registrant and
          Charles S. Conoley, dated June 8, 1998.

6.3       Agreement for Sale and Purchase of Property, dated
          September 30, 1998, with respect to Horizon
          Banking facility site.

6.4 Indenture of Lease, dated October 8, 1998, with respect to the temporary office of the Registrant.

6.5       Employment Agreement between the Registrant and
          Charles S. Conoley, dated October 28, 1998.

6.6 Redemption Agreement among the Registrant and the Organizers, dated as of October 28, 1998.

6.7 Letter from SunTrust Bank Central Florida, N.A., dated November 2, 1998, with respect to the line of credit to the Registrant.

6.8       Agency Agreement between the Registrant and
          Attkisson, Carter & Akers, dated December 17,
          1998.

6.9       Consulting Agreement between the Registrant and
          Bank Resources, Inc., dated June 22, 1998.

9         Escrow Agreement between SunTrust Bank, Central
          Florida, N. A. and the Registrant, dated October
          30, 1998.

10(a)(1)  Consent of Francis & Company, CPA's.

10(a)(2)  Consent of Dinur & Associates, P.C., (included in
          Exhibit 11).

11 Opinion of Dinur & Associates, P. C. regarding the legality of the securities to be offered.



                         SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing a Form SB-1 and has authorized this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Bradenton, State of Florida, on January 27, 1999.

HORIZON BANCORPORATION, INC.

By:       /s/ Charles S. Conoley
     Charles S. Conoley, President and Chief Executive
Officer

     Under the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

     Signature                   Title       Date

        /s/               President and Chief  1/27/99
Charles S. Conoley      Executive, Financial and
                      Accounting Officer/Director

        /s/              Director, Chairman of  1/27/99
Clarence R. Urban        the Board of Directors

        /s/                     Director     1/27/99
Thomas C. Bennett, Jr.

        /s/                     Director     1/27/99
Michael Shannon Glasgow

        /s/                     Director     1/27/99
C. Donald Miller, Jr.

        /s/                     Director     1/27/99
Stephen C. Mullen

        /s/                     Director     1/27/99
David K. Scherer

        /s/                     Director     1/27/99
Bruce E. Shackelford

        /s/                     Director     1/27/99
MaryAnn P. Turner


-----------
EXHIBIT 2.1
-----------

   AMENDED AND RESTATED ARTICLES OF INCORPORATION
                          OF
                MANASOTA GROUP, INC.
     The undersigned corporation, MANASOTA GROUP, INC. (the "Corporation"), for the purposes of amending and restating its Articles of Incorporation, and pursuant to the provisions of the Florida Business Corporation Act (the "Act"), executes the following Amended and Restated Articles of Incorporation:

ARTICLE I - NAME.
-----------------
     The Name of the Corporation shall be HORIZON
BANCORPORATION, INC., and its principal place of business shall be 910-53rd Avenue E, Bradenton, Florida 34203.

ARTICLE II - NATURE OF BUSINESS.
--------------------------------
     The Corporation may engage in any activity or business permitted under the laws of the United States and of the State of Florida.

ARTICLE III - CAPITAL STOCK.
----------------------------
     A. AUTHORIZED SHARES. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 26,000,000, consisting of 25,000,000 shares of common stock, par value $0.01 per share (the "Common Stock") and 1,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). The shares may be issued from time to time as authorized by the Board of Directors of the Corporation without further approval of the shareholders except as otherwise provided herein or to the extent that such approval is required by statute, rule or regulation.
     B. COMMON STOCK. Except as otherwise provided by statute or Preferred Stock Designations (as defined below), the holders of the common stock shall exclusively possess all voting power. Each holder of shares of common stock shall be entitled to one vote for each share held of record by such holder as to each matter submitted to shareholders for approval. There shall be no cumulative voting rights in the election of directors of the Corporation.
     C. PREFERRED STOCK. The shares of Preferred Stock may be issued from time to time in one or more series as may be established by the Board of Directors of the Corporation. The Board of Directors is hereby expressly authorized to fix and determine by resolution(s) the number of shares of each series of Preferred Stock and the designation thereof, any voting and other powers, preferences and relative participating, optional or special rights, including the number of votes, if any, per share and such qualifications, limitations or restrictions on any such powers, preferences and rights as shall be stated in the resolution(s) providing for the issue of the series (a "Preferred Stock Designation") and as may be permitted by the Act. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding) by the affirmative vote of holders of a majority of the voting power of the then outstanding shares of capital stock, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless the vote of such holders if required pursuant to any Preferred Stock Designation.

ARTICLE IV - TERM AND COMMENCEMENT OF EXISTENCE.
------------------------------------------------
     This Corporation is to exist perpetually. The date of commencement of corporate existence is date of filing of Articles of Incorporation.

ARTICLE V - DIRECTORS.
----------------------
     A. The Corporation shall be under the direction of the Board of Directors. The Board of Directors shall consist of not less than six (6) nor more than twenty (20) directors. The number of directors within this range shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office. The Board of Directors shall be divided into three classes: Class I, Class II, and Class III, with each class to be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders of the Corporation (the "Annual Meeting") following the Annual Meeting at which such director was elected; provided, however, that the directors designated herein as members of Class I shall serve for a term ending on the date of the first Annual Meeting following the date on which such directors are so designated, the directors designated herein as members of Class II shall serve for a term ending on the date of the second Annual Meeting following the date on which said directors were so designated, and the directors designated herein as members of Class III shall serve for a term ending on the date of the third Annual Meeting following the date on which such directors were so designated. Notwithstanding the foregoing, each director shall serve until his successor is elected and qualified or until his death, resignation or removal.
     B. The initial Board of Directors of the Corporation shall consist of eleven (11) members, whose names, addresses and initial class are set forth below:
     Name                  Address
     ----                 -------
Class I (Term Expiring 1999)
Charles S. Conoley       41-68th Court, N. W.
                         Bradenton, FL 34209
Michael Shannon Glasgow  719-46th St. Court, E.
                         Palmetto, FL 34221
Bruce R. Woodruff        6939 Riversedge St., Cir.
                         Bradenton, FL 34202

Class II (Term Expiring 2000)
Thomas C. Bennett, Jr.   6144-9th Avenue Cir., N. E.
                         Bradenton, FL 34202
C. Donald Miller         216-21st St., W.
                         Bradenton, FL 34216
Stephen C. Mullen        820 Idlewild Way
                         Sarasota, FL 34242
Bruce E. Shackleford     5310 Jim Davis Rd.
                         Parrish, FL 34219

Class III (Term Expiring 2001)
Warren E. Gagner         1808-75th St., N.W.
                         Bradenton, FL 34209
David K. Scherer         5008 Mangrove Pt., Rd.
                         Bradenton,FL 34210
MaryAnn P. Turner        1822-97th St., N.W.
                         Bradenton, FL 34209
Clarence R. Urban        3319-59th Avenue Dr., E.
                         Bradenton, FL 34203

     C. Any director may be removed from office at any time, but only for cause, by the affirmative vote of holders of two-thirds of the then outstanding shares of capital stock of the Corporation entitled to be cast, voting together as a single class, at a meeting of shareholders called for that purpose, unless the removal has been approved by a resolution adopted by at least two-thirds of the directors then in office, in which event the removal shall be approved by vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to be cast, voting together as a single class, at a meeting of the shareholders called for that purpose. For purposes of this paragraph, "cause" shall mean any act or omission for which a director may be personally liable to the Corporation or its shareholders pursuant to Article VI hereof, as well as any other act or omission which relates to personal dishonesty, incompetence or intentional failure to perform stated duties.
     D. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directorships, may be filled by the vote of a majority of directors then in office. Any director so chosen shall hold office until such director's successor shall have been elected and qualified. Any director chosen by the Board of Directors to fill a vacancy created, other than by reason of an increase in the number of directorships, shall serve for the unexpired term of the director whose vacancy is being filled. Any director chosen by the Board of Directors to fill a vacancy created by reason of an increase in the number of directorships shall serve for a term to expire at the next election of directors.

ARTICLE VI - DIRECTOR'S LIABILITY.
----------------------------------
     A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of his duty of care or other duty as a director by reason of any act or omission, except for liability (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability set forth in Section 607.0831 of the Act; or (iv) for any transaction from which the director derives an improper personal benefit. If the Act is amended to authorize corporate action further limiting the personal liability of directors, then the liability of a director of the Corporation shall be limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of this Article by the shareholders of the Corporation shall not adversely affect any right or protection of a director of Corporation existing at the time of such repeal or modification.

ARTICLE VII - INCORPORATION, REGISTERED OFFICE AND
REGISTERED AGENT.
--------------------------------------------------
     The name of the registered agent and the street address
of the registered office of the corporation, and the name
and address of each incorporator of this corporation is as
follows:
Registered Agent:             Registered Office:
-----------------             ------------------
CHARLES S. CONOLEY            410-68th Court NW
                              Bradenton, FL 34209
Incorporator:
-------------
CHARLES S. CONOLEY            410-68th Court NW
                              Bradenton, FL 34209

ARTICLE VIII - SHAREHOLDER MEETINGS.
------------------------------------
     A. Special meetings of shareholders may be called at any time by the Chairman of the Board or the President, by a majority of the directors then in office or by the written request of the holders of at least 25% of the then outstanding shares of capital stock of the Corporation entitled to be cast, voting together as a single class.
     B. The shareholders of the Corporation shall not be entitled to take any action by written consent in lieu of taking such action at an annual or special meeting of shareholders called for that purpose.
     C. Advance notice of shareholder nominations for election of directors and of business to be brought by shareholders before any meeting of the shareholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE IX - CERTAIN BUSINESS TRANSACTIONS.
-------------------------------------------
     A. The affirmative vote of holders of at least two-thirds of the outstanding shares of capital stock entitled to be cast at a meeting called to vote on any transaction submitted to the shareholders pursuant to this Article, voting together as a single class, shall be required for the approval or authorization of: (i) any merger or consolidation of the Corporation or any of its subsidiaries with or into any other corporation, partnership, person or other entity; or (ii) any sale, lease, exchange, transfer or disposition of all or substantially all of the assets of the Corporation or any of its subsidiaries to or with any other corporation, partnership, person or other entity; or (iii) adoption of any plan or proposal for the liquidation or dissolution of the Corporation; provided, however, that such two-thirds voting requirement shall not be applicable if the Board of Directors of the Corporation shall have approved any such action or transaction described in clauses (i),
(ii) or (iii) by resolution adopted by at least two-thirds of the directors then in office, in which case the affirmative vote of holders of a majority of the outstanding shares of capital stock entitled to be cast, voting together as a single class, shall be required to approve such action or transaction.
     B. The fact that any action or transaction complies with the provisions of this Article shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors or any member thereof to approve such action or transaction, recommendation, adoption or approval to the shareholders of the Corporation, nor shall any such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of, or actions or responses taken with respect to, such action or transaction.

ARTICLE X - BYLAWS.
-------------------
     In furtherance and not in limitation of the power conferred by statute, the Board of Directors is expressly authorized to make, alter, amend and repeal the Bylaws of the Corporation by vote of at least two-thirds of the directors then in office, subject to the powers of the holders of the capital stock of the Corporation to alter, amend or repeal the Bylaws; provided, however, that, with respect to the powers of the holders of capital stock to alter, amend and repeal the Bylaws of the Corporation, notwithstanding any other provisions of these Articles of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of holders of any particular class or series of the capital stock of the Corporation required by law, or these Articles of Incorporation, the affirmative vote of holders of at least two-thirds of the voting power of the then outstanding shares of capital stock entitled to be cast, voting together as a single class, shall be required to alter, amend or repeal any provision of Bylaws.

ARTICLE XI - AMENDMENT OF ARTICLES OF INCORPORATION.
----------------------------------------------------
     The Corporation reserves the right to amend, alter or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on shareholders herein are granted subject to this reservation. Notwithstanding the preceding sentence, the provisions set forth in this Article and Articles 3, 5, 6, 8, 9 and 10 hereof may not be altered, amended or repealed in any respect, and no other provision(s) may be adopted which would impair in any respect the operation or effect of any such provisions, except by the affirmative vote of holders of at least two thirds of the voting power of the then outstanding shares of capital stock, voting together as a single class; provided, however, that such two-thirds voting requirement shall not be applicable if the Board of Directors of the Corporation shall approve such action by resolution adopted by at least two-thirds of the directors then in office, in which case the affirmative vote of holders of a majority of the then outstanding shares of capital stock entitled to be cast at the meeting of shareholders called for that purpose, voting together as a single class, shall be required to approve such action.

IN WITNESS WHEREOF, the undersigned has executed these
Articles of Incorporation.
                                    /S/
                       ----------------------------
                       Charles S. Conoley, President

                CERTIFICATE OF AMENDMENT
             AND RESTATEMENT OF THE ARTICLES
                     OF INCORPORATION
                 OF MANASOTA GROUP, INC.

     The undersigned corporation, MANASOTA GROUP, INC. (the "Corporation"), pursuant to Section 607.1007(4) of the Florida Business Corporation Act (the "Act"), executes and publishes the following certificate in conjunction with its Amended and Restated Articles of Incorporation:
     1.    The   Amended  and  Restated Articles of
Incorporation does contain an amendment requiring shareholder approval.
     2. The Amended and Restated Articles of Incorporation were approved by the shareholders through unanimous written consent pursuant to Section 607.0704 of the Act.

     IN  WITNESS WHEREOF, the undersigned has executed this
Certificate of Amendment and Restatement of the Articles of
Incorporation on behalf of the Corporation.
                                    /S/
                       ----------------------------
                       Charles S. Conoley, President

CERTIFICATE DESIGNATING PLACE OF BUSINESS OR DOMICILE FOR
THE SERVICE OF PROCESS WITHIN THIS STATE, NAMING AGENT UPON
WHOM PROCESS MAY BE SERVED.
----------------------------------------------------
     Pursuant to Chapter 48.091, Florida Statutes, the following is submitted, in compliance therewith:

     First, that MANASOTA GROUP, INC., organized under the laws of the State of Florida, with its principal office, as indicated in the Amended and Restated Articles of Incorporation, at the City of Bradenton County of Manatee,
State of Florida, has named Charles S. Conoley, 410-68th
Court, N. W., Bradenton, County of Manatee, State of
Florida, as its agent to accept service of process within the state.

     ACKNOWLEDGEMENT:

     Having been named to accept service of process for the above stated corporation, at place designated in this Certificate, I hereby accept to act in this capacity, and agree to comply with the provision of said Act relative to keeping open said office.

                                        /S/
                       ----------------------------
                       Charles S. Conoley, President

-----------
EXHIBIT 2.2
-----------
                  AMENDED AND RESTATED
            BYLAWS OF HORIZON BANCORPORATION


                       ARTICLE ONE
                         OFFICES

     SECTION 1.1 - REGISTERED OFFICE AND AGENT.  The
Corporation will maintain a registered office and will have a registered agent whose business office is identical with such registered office. The registered office need not be identical with the principal business office of the Corporation.

     SECTION 1.2 - OTHER OFFICES. The Corporation may have offices at such other place(s), within or without the State of Florida, or elsewhere, as the Board of Directors may from time to time determine or the business of the Corporation may require.


                      ARTICLE TWO
                 SHAREHOLDERS' MEETINGS

     SECTION 2.1 - DATE, TIME AND PLACE OF MEETINGS. All meetings of the shareholders shall be held on such date, time and place, within or without the State of Florida, as the Board of Directors may set forth from time to time, or if no place is so specified, at the principal executive office of the Corporation.

     SECTION 2.2 - ANNUAL MEETINGS. The annual meeting of shareholders shall be held on a date and at a time following the end of the Corporation's fiscal year as may be determined by the Board of Directors, for the purpose of electing directors and transacting any and all business that may properly come before the meeting.

     SECTION 2.3 - SPECIAL MEETINGS. Special meetings of the shareholders for any purpose(s) may be called at any time by the Chairman of the Board or the President or by a majority of the directors then in office or by written request of the holders of at least 25% of the then outstanding shares of capital stock of the Corporation entitled to be cast, voting together as a single class.
Business transacted at any special meeting of shareholders shall be limited to the purpose(s) stated in the notice thereof.

     SECTION 2.4 - NOTICE OF MEETINGS. Written notice of each shareholders' meeting stating the date, time and place of the meeting will be delivered either personally or by mail to each shareholder of record entitled to vote at such meeting, not less than 10 days nor more than 60 days before the date of the meeting. In the case of an annual meeting, the notice of the meeting need not state the purpose(s) for which the meeting is called. In the case of a special meeting, the notice of meeting shall state the purpose(s) for which the meeting is called. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with first class postage affixed thereon, prepaid, addressed to each shareholder at his address as it appears on the Corporation's record of shareholders. Attendance of a shareholder at a meeting of the shareholders shall constitute a waiver of notice of such meeting and of all objections to the place or time of such meeting, or the manner in which it has been called or convened, except when a shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection to the transaction of any business. Notice need not be given to any shareholder who signs a waiver of notice, in person or by proxy, either before or after the meeting. If the language of a proposed resolution or plan requiring the approval of the shareholders is included in a written notice of a meeting of the shareholders, the shareholders' meeting considering the resolution or plan may adopt it with such clarifying or other amendments as do not enlarge its original purpose without further notice to shareholders not present in person or by proxy.

     SECTION 2.5 - QUORUM. The presence, in person or by proxy, of the holders of a majority of shares then issued and outstanding and entitled to vote, shall constitute a quorum for the transaction of business at any meeting of shareholders, except as otherwise required by statute or the Articles of Incorporation. Where a quorum is once present at a meeting, it shall not be broken by the subsequent withdrawal of any of those present.

     SECTION 2.6 - ADJOURNMENT. In the absence of a quorum or for any other reason, the holders of the majority of the shares then issued and outstanding and entitled to vote at any meeting of the shareholders, present in person or represented by proxy, or the Chairman of the Board, or the President, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting of the date, time and place of the adjourned meeting. At such adjourned meeting in which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If after the adjournment a new record date is picked for the adjourned meeting, notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting.

     SECTION 2.7 - VOTE REQUIRED. When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the shares of stock of the Corporation entitled to vote and present in person or represented by proxy, voting together as a single class, shall decide any questions brought before such meeting, except as otherwise required by statute or the Articles of Incorporation.

     SECTION 2.8 - VOTING OF SHARES. Except as otherwise required by statue or the Articles of Incorporation, each shareholder shall be entitled to one vote, in person or represented by proxy, for each share of stock having voting power held by such shareholder at every meeting of the shareholders. Shareholders may vote in person or by written proxy; provided, however, no proxy shall be voted or acted on after 11 months from its date, unless the proxy provides for a longer period. Any proxy to be voted at a meeting of shareholders shall be filed with the Secretary of the Corporation before or at the time of the meeting. Voting on matters brought before a shareholders' meeting may, at the discretion of the person presiding at the meeting, be by voice vote or show of hands, unless any qualified voter, prior to the voting on such matter, demands vote by ballot, in which event the voting shall be by ballot.

     SECTION 2.9 - NO ACTION BY WRITTEN CONSENT.
Shareholders shall not be entitled to take any action by written consent in lieu of taking such action at an annual or special meeting of shareholders.

     SECTION 2.10 - SHAREHOLDERS' LIST. A complete list of shareholders entitled to vote at any meeting of shareholders, arranged in alphabetical order showing the address of each such shareholder as it appears in the records of the Corporation and the number of shares registered in the name of such shareholder, shall be prepared by the Secretary of the Corporation at least 10 days prior to every meeting of shareholders. Such list shall be open to the examination of any shareholder, for any purpose relating to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held or, if not so specified, the place where the meeting is to be held, and a duplicate list shall be similarly open to examination at the principal executive office of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the duration thereof, and may be inspected by any shareholder who is present.

     SECTION 2.11 - INSPECTORS OF ELECTION. In advance of any meeting of shareholders, the Board of Directors may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. The number of inspectors shall be either one or three. If such persons are not so appointed or fail or refuse to act, the presiding officer of such meeting shall make such appointment(s) at the meeting. The number of inspectors shall be either one or three. If there are three inspectors, the decision, action or certificate of a majority of such inspectors shall be effective and shall represent the decision, action or certificate of all. No such inspector need be a shareholder of the Corporation.

     Unless otherwise required by statute or the Articles of Incorporation, the duties of such inspectors shall include: determining the number of shares outstanding and the voting power of each share, the number of shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; receiving votes or ballots; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all ballots or votes and determining the results thereof; and such acts as may be proper to conduct the election or vote with fairness to all shareholders.
Upon request, the inspectors shall make a report in writing to the secretary of the meeting concerning any challenge, question or other matter as may have been determined by them and shall execute and deliver to such secretary a certificate of any fact found by them.

SECTION 2.12 - CONDUCT OF MEETINGS.

     (a) All annual and special meetings or shareholders shall be conducted in accordance with such rules and procedures as the Board of Directors may determine subject to the requirements of statute and, as to matters not governed by such rules and procedures, as the presiding officer of such meeting shall determine. The presiding officer of any annual or special meeting of shareholders shall be the President or, in his absence, such person as designated by the Board of Directors. The Secretary, or in his absence, a person designated by the presiding officer, shall act as secretary of the meeting.

     (b) At any annual meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting (i) as specified in the notice of the meeting given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or
(iii) otherwise properly brought before the meeting by any shareholder of the Corporation who is entitled to vote with respect thereto and who complies with the notice procedures set forth in this subparagraph (b).

     For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal executive office of the Corporation not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by a shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder's notice to the Secretary shall set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting (ii) the name and address, as they appear on the books of the Corporation, of the shareholder proposing such business, (iii) the class and number of shares of the Corporation's capital stock that are beneficially owned by such shareholder and (iv) any material interest of such shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be brought before or conducted at an annual meeting except in accordance with the provisions of this subparagraph (b).
The presiding officer at the annual meeting shall, if the facts so warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting in accordance with the provisions of this subparagraph (b) and, if he should so determine, he shall so declare to the meeting and any such business so determined to be not properly brought before the meeting shall not be transacted.

     (c) At any special meeting of the shareholders, only such business shall be conducted as shall have been stated in the notice therefor or brought before the meeting by or at the direction of the Board of Directors.

SECTION 2.13 - VOTING OF SHARES BY CERTAIN HOLDERS.

     (a) If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (1) if only one votes, his act binds all; (2) if more than one vote, the act of the majority so voting binds all; (3) if more than one vote, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or any person voting the shares, or a beneficiary, if any, may apply to such Court as may have jurisdiction to appoint an additional person to act with the persons so voting the shares, which shall then be voted as determined by the majority of such persons and the person appointed by the Court. If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even-split for the purposes hereof shall be a majority or even-split in interests. Shares standing in the name of another corporation may be voted by any officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do is contained in an appropriate order of the court or other public authority by which such receiver was appointed.

     (b) A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.


                      ARTICLE THREE
                 THE BOARD OF DIRECTORS

     SECTION 3.1 - GENERAL POWERS. The business and affairs of the Corporation will be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, by any legal agreement among shareholders, by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.
The Board of Directors may annually elect a Chairman of the Board from among its members and may elect a Vice Chairman of the Board from among its members.

     SECTION 3.2 - NUMBER AND TENURE. The Board of Directors shall consist of not less than six nor more than 20 directors. The number of directors shall be determined from time to time by resolution of the Board of Directors. The Board of Directors shall be divided into three classes subject to the provisions of the Articles of Incorporation. Each director shall hold office until his successor is elected and qualified or until his earlier death, resignation, incapacity to serve or removal. No decrease in the number of directors shall shorten the term of any incumbent director. Except as otherwise provided in the Articles of Incorporation and these Bylaws, directors shall be elected at each annual meeting of shareholders, or at a special meeting of shareholders called for purposes that include the election of directors.

     SECTION 3.3 - QUALIFICATION OF DIRECTORS. Directors shall be natural persons who have attained the age of 21 years but need not be residents of the State of Florida or shareholders of the Corporation.

     SECTION 3.4 - VACANCY. Any vacancy occurring in the Board of Directors, including any vacancy occurring by reason of an increase in the number of directors or by the removal of a director, may be filled by the vote of a majority of the directors then in office, though less than a quorum. Any director so chosen shall hold office until such director's successor shall have been elected and qualified. Any director chosen by the Board of Directors to fill a vacancy created, other than by reason of an increase in the number of directorships, shall serve for the unexpired term of the director whose vacancy is being filled. Any director chosen by the Board of Directors to fill a vacancy created by reason of an increase in the number of directorships shall serve for a term to expire at the next election of directors by the shareholders.

     SECTION 3.5 - REMOVAL. At a meeting of shareholders with respect to which notice of such purpose has been given, any or all members of Board of Directors may be removed for cause, and then only by the affirmative vote of the holders of two-thirds of the then outstanding shares of stock of the Corporation entitled to vote, voting together as single class. Notwithstanding the foregoing, if a removal has been approved by a resolution adopted by at least two-thirds of the directors then in office, the removal shall be approved by vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote, voting together as a single class. For purposes hereof, "cause" shall mean any act or omission for which a director may be personally liable to the Corporation or its shareholders pursuant to the Articles of Incorporation, as well as any other act or omission which relates to personal dishonesty, incompetence or intentional failure to perform stated duties.

     SECTION 3.6 - COMPENSATION. The Board of Directors shall have the authority to set the compensation of directors and members of any committees thereof. The directors and members of any committees thereof may also be paid for their expenses, if any, of attendance at each meeting of the Board or any committee thereof. No provision of these Bylaws shall be construed to preclude any director or committee member from serving the Corporation in any other capacity and receiving compensation therefor.

     SECTION 3.7  - NOMINATIONS OF DIRECTORS.

     (a) Only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at any meeting of shareholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section. Each year the President shall appoint a special committee of three directors to recommend to the Board of Directors persons to be the management nominees for election as directors. Based on such recommendations, the Board of Directors shall act as a nominating committee to select the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver the names of its nominees to the Secretary at least twenty-five days prior to the date of the annual meeting.

     (b) Nominations, other than those management nominees made by or at the direction of the Board of Directors, shall be made by timely notice in writing to the Secretary of the Corporation. To be timely, a shareholder's notice shall be delivered or mailed to and received at the principal executive offices of the Corporation not less than 30 days prior to the date of the meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting is mailed or such public disclosure was made. Such shareholder's notice shall set forth (i) as to each person whom the shareholder proposes to nominate for election or re- election as a director, all information relating to such person as required to be disclosed in solicitation of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended (including such person's written consent to being named in a proxy statement as a nominee and to serving as a director if elected); and (ii) as to the shareholder giving the notice
(x) the name and address, as they appear on the books of the Corporation, of such shareholder and (y) the class and number of shares of the Corporation's capital stock that are beneficially owned by such shareholder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation the information which is required to be set forth in a shareholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section. The officer presiding at the meeting shall, if the facts so warrant, determine and declare to the meeting that a nomination was not made in accordance with the provisions of this Section and, if he should so determine, he shall so declare to the meeting and the defective nomination shall be discharged.

     SECTION 3.8 - DIRECTORS EMERITUS. The Board of Directors shall have the authority, at its discretion, to choose persons to serve as directors emeritus. Such action, if taken, shall be taken at the regular meeting of the Board of Directors next following the annual meeting of shareholders. No more than three persons may serve as directors emeritus at any one time. Once elected, a director emeritus shall serve a term of one year, but he may be re-elected by the Board to serve additional terms. A director emeritus shall be allowed to attend all regular and special meetings of the Board of Directors, and he may actively participate in such meetings except that he shall not be allowed to vote on any matters voted upon by the directors, nor shall he be counted for purposes of determining if there is a quorum. A director emeritus may also serve in an advisory capacity on committees, but again, he shall not be allowed to vote. A director emeritus may be removed from office at any time, with or without cause, by majority vote of the Board of Directors. A director emeritus shall be entitled to reasonable compensation for his services as a director emeritus and to reasonable expenses incurred in attending meetings, all as determined by the Board of Directors, provided that no such compensation shall be paid unless the members of the Board of Directors are likewise being compensated, and provided further that such compensation shall be less than that paid to the members of the Board of Directors. A director emeritus shall not have the responsibility imposed upon a director, nor shall he be subject to any liability imposed upon a director, or otherwise be deemed a director.

                      ARTICLE FOUR
          MEETINGS OF THE BOARD OF DIRECTORS

     SECTION 4.1 - ANNUAL AND OTHER REGULAR MEETINGS. The annual regular meeting of the Board of Directors shall be held at the time and place of the regularly scheduled meeting of the Board of Directors next following the annual meeting of the shareholders. Regular meetings of the Board of Directors or any committee thereof may be held between annual meetings without notice at such time and at such place, within or without the State of Florida, as from time to time shall be determined by the Board or any committee thereof, as the case maybe.

     SECTION 4.2 - SPECIAL MEETINGS. Special meetings of Board of may be called for any purpose(s) by the Chairman of the Board or the President or by written request of any two or more directors then in office. Special meetings of any committee of the Board of Directors may be held on the date set at the previous meeting of the committee or when called by its chairman or by a majority of its members. Any such special meetings shall be held at such date, time and place, within or without the State of Florida, as shall be communicated in the notice of the meeting.

     SECTION 4.3 - NOTICE. Notice of any special meeting of the Board of Directors or any committee thereof, setting forth the date, time and place of the meeting, shall be delivered to each director or committee member, addressed to him at his residence or usual place of business, or by telephone, telegram, cable, telecommunication, teletype, facsimile transmission or personal delivery not later than the second business day immediately preceding the date of the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting need be specified in the notice or any waiver of notice.

     Notice of any meeting need not be given to any director or committee member who shall attend such meeting in person (except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not properly called or convened) or who shall waive notice thereof, before or after such meeting, in a signed writing.

     SECTION 4.4 - QUORUM AND ADJOURNMENT. At all meetings of the Board of Directors or any committee thereof, the presence of a majority of the directors or committee members then in office shall constitute a quorum for the transaction of business. In the absence of a quorum or for any other reason, a majority of the directors or committee members present thereat may adjourn the meeting from time to time. Notice of any adjourned meeting shall be given to each director or committee member who was not present at the time of adjournment and, unless the time and place of the adjourned meeting are announced at the time of adjournment, to the other directors or committee members. At any reconvened meeting following such adjournment at which a quorum shall be present, any business may be transacted which might have transacted at the meeting as originally notified.

     SECTION 4.5 - VOTING. At all meetings of the Board of Directors or any committee thereof, each director or committee member present shall have one vote. The act of a majority of the directors or committee members present at any meeting, in which there is a quorum, shall be the act of the Board of Directors or any committee thereof, except as otherwise provided by statute, the Articles of Incorporation or these Bylaws. On any question on which the Board of Directors or any committee thereof shall vote, the names of those voting and their votes shall be entered into the minutes of the meeting when any member of the Board of Directors or any committee member present at the meeting so requests.

     SECTION 4.6 - PRESUMPTION OF ASSENT. Any director or committee member present at a meeting of the Board of Directors or any committee thereof shall be presumed to have assented to any action taken at the meeting unless his dissent or abstention is entered in the minutes of the meeting or unless he files, at the meeting or immediately after its adjournment, his written dissent to the action with the person acting as secretary of the meeting. This right to dissent shall not be available to a director or committee member who voted in favor of the action.

     SECTION - 4.7 MEETING BY MEANS OF CONFERENCE TELEPHONE OR SIMILAR TELECOMMUNICATIONS EQUIPMENT. Members of the Board of Directors or any committee thereof may participate in a meeting of the Board or any committee by means of conference telephone or similar telecommunications equipment, by means of which all persons participating in the meeting can hear each other. Participation in the meeting in this matter shall constitute presence in person at such meeting.

     SECTION 4.8 - ACTION BY DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if a written consent, setting forth the action so taken, is signed by all the directors or all the committee members, as the case may be, and filed with the minutes of the proceedings of the Board or the committee. Such consent will have the same force and effect as a unanimous vote of the Board of Directors or the committee.

     SECTION 4.9 - CONDUCT OF MEETINGS. All meetings of the Board of Directors or any committee thereof shall be conducted in accordance with such rules and procedures as the directors may determine subject to the requirements of statute and, as to matters not governed by such rules and procedures, as the presiding officer of such meeting shall determine. The presiding officer of any meeting of the Board of Directors shall be the Chairman of the Board or, in his absence, the President, or, in the absence of both, such person as designated by the Board of Directors. The Secretary, or in his absence, a person designated by the presiding officer, shall act as secretary of the meeting.

     SECTION 4.10 - RESIGNATION. Any director may resign at any time by giving written notice thereof to the Corporation addressed to the Chairman of the Board or the President. Unless otherwise specified, such resignation shall take effect upon delivery of such notice unless some other date is specified in such notice. Acceptance of any resignation shall not be necessary to make it effective unless the resignation is tendered subject to such acceptance. A director's absence from more than three consecutive regular meetings of the Board of Directors, unless excused by resolution of the Board of Directors, shall be deemed to constitute the resignation of such a director, effective once such resignation is accepted by resolution of the Board of Directors.


                      ARTICLE FIVE
                    BOARD COMMITTEES

     SECTION - 5.1  COMMITTEES.

     (a) The Board of Directors may, by the vote of a majority of the directors then in office, establish committees, including standing or special committees, which shall have such duties as are authorized by the Board or by these Bylaws. Committee members, and the chairman of each committee, shall be appointed by the Board of Directors. If an executive committee or similar committee is designated by the Board of Directors, the President shall serve as a member of that committee. The presiding officer of any committee meeting shall be the chairman of the committee and the chairman shall designate a person to act as secretary of the committee meeting.

     (b) The Board of Directors may, by the vote of majority of the directors then in office, remove any member of any committee, with or without cause, or fill any vacancies in any committee, and dissolve or discontinue any committee.

               (c)  The designation of any committee under
          this Article and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any director, of any responsibility imposed by statute.

     SECTION 5.2 - MINUTES. Each committee shall keep minutes of its actions and proceedings. Any action taken by the Board of Directors with respect to the actions or proceedings of any committee shall be entered into the minutes of the Board of Directors.


                      ARTICLE SIX
                        OFFICERS

     SECTION 6.1 - OFFICERS.  The officers of the
Corporation shall include a President, a Secretary, and a Treasurer. The Board of Directors may also designate the Chairman of the Board as an officer of the Corporation. The Board of Directors may also designate one or more Vice Presidents as Executive Vice President or Senior Vice President. The Board of Directors may also elect or authorize the appointment of such other officers or assistant officers as the business of the Corporation may require. In addition to the duties and powers enumerated in this Article, the officers of the Corporation shall perform such other duties and exercise such further powers as the Board of Directors may authorize or determine from time to time. Any two or more of the above offices may be held by the same persons except as prohibited by statute, but no officers shall execute, acknowledge or verify an instrument in more than one capacity if the instrument is required by statute or the Articles of Incorporation to be executed, acknowledged or verified by two or more officers. No officer need be a shareholder of the Corporation.

     SECTION 6.2 - COMPENSATION. The salaries of the officers of the Corporation shall be fixed by the Board of Directors. No officer shall be prevented from receiving compensation by reason of also being a director of the Corporation.

     SECTION 6.3 - ELECTION AND TERM OF OFFICE. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers is not held at such meeting, such election shall be held as soon as possible thereafter. Each officer of the Corporation shall hold office until his successor is elected or until his earlier resignation, death or removal, or the termination of his office. The election or appointment of an officer, employee or agent shall not itself create contractual rights. The Board of Directors may authorize the Corporation to enter into an employment contract or other arrangement with any officer; no such contract, however, shall impair the rights of the Board of Directors to remove any officer at any time in accordance with this Article.

     SECTION 6.4 - REMOVAL. Any officer may be removed from office at any time, with or without cause, by the vote of a majority of the directors then in office whenever in their judgement, the best interest of the Corporation will be served thereby. Any such removal shall be without prejudice to the contract rights, if any, of the officer so removed.

     SECTION 6.5 - VACANCY. Any vacancy in an office resulting from a removal or to fill a new office may be filled by the Board of Directors in the manner prescribed by these Bylaws.

     SECTION 6.6 - CHAIRMAN AND VICE CHAIRMAN OF THE BOARD. The Chairman of the Board may be elected annually by the Board of Directors from among its members. The Chairman shall preside at all meetings of the Board and shall perform all of the duties and shall have all the powers commonly incident to his office or delegated to him by the Board of Directors, or which are or may at any time be authorized or required by statute or these Bylaws. Unless a Vice President has been elected and has as one of his duties to act in the President's stead in the event of his absence or inability to serve, then the Chairman of the Board, in the event of the President's absence, inability to serve or refusal to serve, shall act in the President's stead and shall have all the powers of and be subject to all the restrictions of the President until such time as the President resumes his duties, a new President is chosen, or an officer of the Corporation is selected by the Board of Directors to perform the duties of the President. The Board of Directors also may elect annually a Vice Chairman who, in the absence of the Chairman, shall preside at all meetings of the Board and shall perform all of the duties and have all of the powers of the Chairman.

     SECTION 6.7 - PRESIDENT. The President shall be the Chief Executive Officer of the Corporation and shall have general responsibility for the management and supervision of the business of the Corporation and corporate policy. The President shall have administrative authority over the business of the Corporation, and shall have such further authority and perform such other duties as may be delegated to him by the Board of Directors.

     SECTION 6.8 - VICE PRESIDENT. Each Executive Vice President, each Senior Vice President and each other Vice President shall have such powers and perform such duties as may be delegated to him by the Board of Directors or delegated by the President. In the absence or disability of the President, those powers, duties and functions of the President may be temporarily performed and exercised by such one of the Executive Vice Presidents, Senior Vice Presidents or the other Vice Presidents as shall be expressly designated by the Board of Directors. When more than one Vice President is elected, the Board may specify an order of seniority among such Vice Presidents.

     SECTION 6.9 - SECRETARY. The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for any Board committees when required. The Secretary shall give, or cause to be given, any notice required to be given of any meetings of the shareholders, of the Board of Directors or any Board committees when required, and shall perform such other duties as may be prescribed by the Board of Directors or the President, under whose supervision the Secretary shall be. The Secretary shall cause to be kept such books and records as the Board of Directors or the President may require and shall cause to be prepared, recorded, transferred, issued, sealed and cancelled certificates of stock as required by the transactions of the Corporation and its shareholders. The Secretary shall attend to such other correspondence and shall perform such other duties as may be incident to such office or as may be assigned to him by the Board of Directors or the President. The Secretary shall have custody of the seal of the Corporation, shall have the authority to affix the same to any instrument, the execution of which on behalf of the Corporation under its seal is duly authorized, and shall attest the same by his signature whenever required. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the same by his signature.

     SECTION 6.10 - TREASURER. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit, or cause to be deposited, in the name of the Corporation, all monies or other valuable effects, in such banks, trust companies or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the President and to the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and in general, he shall perform all such other duties as may be delegated to him by the Board of Directors or the President.

     SECTION - 6.11 ASSISTANT VICE PRESIDENT, ASSISTANT SECRETARY AND ASSISTANT TREASURER. The Assistant Vice President, Assistant Secretary and Assistant Treasurer, in the absence or disability of any Vice President, the Secretary or the Treasurer, respectively, shall perform the duties and exercise the powers of those offices, and, in general, they shall perform such other duties as shall be delegated to them by the Board of Directors or by the person appointing them. Specifically, the Assistant Secretary may affix the seal of the Corporation to all necessary documents and attest the signature of any officer of the Corporation.

     SECTION - 6.12 DELEGATION OF AUTHORITY. In the case of the absence of any officer of the Corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such officer to any other officer or to any director.


                      ARTICLE SEVEN
                      CAPITAL STOCK

     SECTION 7.1 - STOCK CERTIFICATES. Each shareholder shall be entitled to a certificate representing the number of shares of capital stock of the Corporation owned by such person. The certificate shall be in such form as approved by the Board of Directors of the Corporation. Each certificate shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary and shall be sealed with the seal of the Corporation or a facsimile thereof. The signatures upon a certificate may be facsimiles. In case any officer who shall have signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer of the Corporation before such certificate shall have been issued by the Corporation, such certificate may nevertheless be issued as though the person who signed such certificate had not ceased to be such officer.

     SECTION 7.2 - STOCK RECORDS. Each certificate for shares of stock in the Corporation shall be numbered or otherwise identified in the stock records of the Corporation. The Corporation shall keep stock records which shall show the names and addresses of the persons to whom the shares are issued, with the number of shares and date of issuance.

     SECTION 7.3 - STOCK TRANSFERS. Transfers of shares of stock of the Corporation shall be made on the stock transfer books of the Corporation only when authorized by the person named in the certificate, or by his legal representative, who shall furnish written evidence of such authority, or by his attorney authorized by a duly executed power of attorney and filed with the Corporation. Such transfer shall be made only upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of this Article and as may otherwise be provided by statute. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and for all other purposes, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law. No transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the Corporation as herein provided. The Board of Directors shall have the power and authority to make such other rules and regulations concerning the issue, transfer and registration of certificates of the Corporation's stock as it may deem appropriate.

     SECTION 7.4 - RECORD DATES. The Board of Directors may fix, in advance, a date as the record date for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend of other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or in order to make a determination of shareholders for any other purpose. Such date in any case shall not be more than 70 days, and in the case of the meeting of shareholders, not less than 10 days, prior to the date on which the particular action, requiring the determination of shareholders is to be taken. Only those shareholders of record on the dates so fixed shall be entitled to any of the foregoing rights, notwithstanding the transfer of any such stock on the books of the Corporation after any such record date fixed by the Board of Directors.

     SECTION 7.5 - TRANSFER AGENTS AND REGISTRARS. The Corporation may have one or more transfer agents and one or more registrars of its stock whose respective duties the Board of Directors or the Secretary may, from time to time, determine. No certificate of stock shall be valid until countersigned by a transfer agent, if the Corporation has a transfer agent, or until registered by the registrar, if the Corporation has a registrar. The duties of transfer agent and registrar may be combined.

     SECTION 7.6 - LOST CERTIFICATES. The Corporation may issue a new certificate of stock in place of any certificate previously issued and alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate and any other conditions as may otherwise be provided by statute.


                     ARTICLE EIGHT
                   GENERAL PROVISIONS

     SECTION 8.1 - REFERENCES. Whenever in these Bylaws reference is made to an Article or Section number, such reference is to the number of an Article or Section of the Bylaws. Whenever in the Bylaws reference is made to the Bylaws, such reference is to these Bylaws of the Corporation as the same may be amended from time to time. Whenever in the Bylaws reference is made to the Articles of Incorporation, such reference is to the Articles of Incorporation of the Corporation as the same may be amended from time to time.

     SECTION 8.2 - REFERENCE TO GENDER.  Whenever in the
Bylaws reference is made to the masculine gender, such reference shall where the context so requires be deemed to include the feminine gender and the neuter gender, and the Bylaws shall be read accordingly.

     SECTION 8.3 - LEGAL RESTRICTIONS. All matters covered in these Bylaws shall be subject to such restrictions as shall be imposed on the Corporation by applicable state and federal statutes, rules and regulations.

     SECTION 8.4 - SEAL. The seal of the Corporation shall be in such form as the Board of Directors may determine from time to time. The seal may be used by causing it or by facsimile thereof to be impressed or affixed or reproduced or otherwise. If it is inconvenient to use such a seal at any time, the signature of the Chairman of the Board, President, Secretary or an Assistant Secretary of the Corporation, followed by the word "Seal" shall be deemed the seal of the Corporation.

     SECTION 8.5 - FISCAL YEAR.  The fiscal year of the
Corporation shall be fixed by resolution of the Board of Directors and may be changed from time to time.

     SECTION 8.6 - VOTING SHARES IN SUBSIDIARIES. In the absence of other arrangements by the Board of Directors, shares of stock issued by another corporation and owned or controlled by the Corporation, whether in a fiduciary capacity or otherwise, may be voted by the President of the Corporation or by such other person as the Board of Directors by resolution shall so designate, and such person may execute the aforementioned powers by executing proxies and written waivers and consents on behalf of the Corporation.

     SECTION 8.7 - INSPECTION OF BOOKS. The Board of Directors shall have the power to determine which accounts and books of the Corporation, if any, shall be opened to the inspection of shareholders, except such as may by statute be specifically opened to inspection, and shall have the power to affix reasonable rules and regulations not in conflict with the applicable statute for the inspection of accounts and books which by statute or by the determination of the Board of Directors shall be opened to inspection, and the shareholders' rights in this respect are and shall be restricted and limited accordingly.

     SECTION 8.8 - CONTRACTS. No contract or other transaction between the Corporation and any other corporation, partnership or other entity shall be affected or invalidated by the fact that a shareholder, director or officer of the Corporation is a shareholder, director, partner or other officer of, or is interested in, such other corporation, partnership or other entity, and no contract or other transaction between the Corporation and any other person shall be affected or invalidated by the fact that a shareholder, director or officer of the Corporation is a party to, or interested in, such contract or transaction; provided that, in each such case, the nature and extent of the interest of such shareholder, director or officer in such contract or other transaction or the fact that such shareholder, director or officer is a shareholder, director, officer, partner or other party of such other corporation, partnership, entity or other person is known to the Board of Directors or is disclosed at the meeting of the Board of Directors at which such contract or the transaction is authorized.

     SECTION 8.9 - AMENDMENT OF BYLAWS. These Bylaws may be altered, amended or repealed, or new Bylaws adopted, solely as provided in the Articles of Incorporation.


                      ARTICLE NINE
                    INDEMNIFICATION

     SECTION 9.1 - INDEMNIFICATION.

               A.  Each person who is or was a director or
          officer of the Corporation, and each person who is or was a director or officer of the Corporation who, at request of the Corporation, is serving or has served as an officer, director, partner, agent, joint venturer or trustee of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Florida and which are actually and reasonably incurred in connection with any action, suit or proceeding, pending or threatened, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or as an officer, director, partner, agent, joint venturer or trustee of such other enterprise.

     B. Expenses incurred in defending a criminal or civil action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this section.

     C. In any instance where the laws of the State of Florida permit indemnification or advancement of expenses to be provided to a person who is or has been an officer or director the Corporation, or who is or has been an officer, director, partner, agent, joint venturer trustee of any such other enterprise, but only upon a determination that certain specified standards of conduct have been met, upon application for indemnification, or advancement of expenses by any such person, the Corporation shall promptly cause such determination to be made (i) by the Board of Directors by majority vote of a quorum consisting of directors not at the time parties to such proceeding; (ii) if such a quorum cannot be obtained, then by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties participate), consisting solely of two (2) or more directors not at the time parties to such proceeding; (iii) by special legal counsel selected by the Board of Directors, if a majority vote of a quorum cannot be obtained under (i) and a committee cannot be designated under (ii), selected by majority vote of the full Board of Directors (in which selection directors who are parties participate); or (iv) by the shareholders, but shares owned or voted under control of the directors who are at the time parties to such proceeding may not be voted with respect to such determination.

     D. As a condition to any such right of indemnification or advancement of expenses, the Corporation may require that it be permitted to participate in the defense of any such action or proceeding through legal counsel designated by the Corporation and at the expense of the Corporation.

     E. The Corporation may purchase and maintain insurance on behalf of any such persons, whether or not the Corporation would have the power to indemnify such officers and directors against any liability under the laws of the State of Florida. If any expenses or other amounts are paid by way of indemnification, other than by court order, action by shareholders or by an insurance carrier, the Corporation shall provide notice of such payment to the shareholders in accordance with the provisions of the laws of the State of Florida.

     F. The indemnification and advancement of expenses provided in this Article shall not be deemed exclusive of any other rights, in respect to indemnification or otherwise, to which the persons seeking indemnification or advancement of expenses may be entitled under any bylaws, resolution, agreement, statute or otherwise.

     G. The rights to indemnification and advancement of expenses provided by this Article shall be deemed a contract between the Corporation and each such person and any modification or repeal of this Article shall not affect any right or obligation then existing with respect to any stated fact then or previously existing or any action, or proceeding previously or thereafter brought or threatened based in whole or in part of any such state of facts. Such contract right may not be modified or repealed without consent of each such person. The rights to indemnification and advancement of expenses provided by this Article shall continue to a person entitled to indemnification and advancement of expenses provided by this Article who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, or administrators of each such person.

     H. Notwithstanding anything contained herein to the contrary, Article 9 is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Act, as the same exists or may hereafter be amended but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto.

-----------
EXHIBIT 4.1
-----------
               HORIZON BANCORPORATION, INC.
         SHARES SUBSCRIPTION AGREEMENT


TO:  Horizon Bancorporation, Inc.
     Suite C
     3005 26th Street, West
     Bradenton, Florida 34203
     Attention: Charles S. Conoley, President

Gentlemen:

              You have informed me that Horizon
          Bancorporation, Inc. a Florida corporation (the
          "Company"), is offering 1,236,000 shares of the Company's Common Stock at a price of $5.00 per share payable as provided herein and as described in and offered pursuant to the Prospectus furnished to the undersigned herewith (the
          "Prospectus").

    1. Subscription. Subject to the terms and conditions hereof, the undersigned hereby tenders this subscription, together with payment indicated below in United States currency by check, bank draft or money order payable to "Horizon Bancorporation, Inc. - Escrow Account", representing the payment of $5.00 per share for the number of shares indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

    2. Acceptance of Subscription. It is understood and agreed that the Company shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. The Company may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

    3. Acknowledgments. The undersigned hereby acknowledges receipt of a copy of the Prospectus, and represents that this subscription is made solely on the basis of the information contained in the Prospectus and is not made in reliance on any inducement, representation or statement not contained in the Prospectus. The undersigned understands that no person (including any officer or director) has authority to give any information or make any representation not contained in the Prospectus, and if given or made, such information and representations should not be relied upon as having been made by the officers or directors or the Company. This Subscription Agreement and the Prospectus contain the entire agreement and understanding among the undersigned, the officers and directors and the Company with respect to the offering and sale of shares to the undersigned. This Subscription Agreement creates a legally binding obligation, and the undersigned agrees to be bound by the terms of this Agreement.

    4. Revocation. The undersigned agrees that once this Subscription Agreement is tendered to the Company it may not be withdrawn by the undersigned and that this Agreement shall survive the death or disability of the undersigned.

    By executing this Agreement, the subscriber is not waiving any rights he or she may have under federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

Please indicate in the space provided below ("Registration
Instructions") the exact name or names and address in which the stock certificate representing shares subscribed for hereunder should be registered.

-------------------------------------------
No. of shares Subscribed at $5.00 per share

-------------------------------------------
Total (Funds Tendered)

-------------------------------------------
(Signature of Subscriber)

-------------------------------------------
Name (Please Print)

-------------------------------------------
(Signature of Subscriber)

-------------------------------------------
Name (Please Print)

Date:
     --------------------------------------

Residence Address:


-------------------------------------------

-------------------------------------------

-------------------------------------------
City, State and Zip Code

-------------------------------------------
Social Security Number or other
Taxpayer Identification Number


         REGISTRATION INSTRUCTIONS

Name or Names:
-------------------------------------------

Mailing Address:

-------------------------------------------

-------------------------------------------
Social Security Number or
Taxpayer Identification

-------------------------------------------

If certificates will be registered in more than one name, please print the full name of each person or entity and indicate the type of legal ownership by using the following abbreviations. If you fail to identify the type of legal ownership, certificates for subscriptions made in the name of two or more persons will be issued in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

TEN COM - As Tenants in Common
TEN ENT - As Tenants by the Entireties
JT TEN - As Joint Tenants with Right of Survivorship and not as Tenants in Common
UNIF GIFT MIN ACT - Under Uniform Gifts to Minor Act,

Custodian:

-------------------------------------------

Minor:

-------------------------------------------
        FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each subscriber must provide the Escrow Agent with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below.

Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50 penalty imposed by the IRS.

If backup withholding applies, the Escrow Agent is required to withhold 20% of payments of interest made to such subscriber. Backup withholding is not an additional tax.
Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld.
If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements.

If the shareholder has not been issued a TIN and has applied or intends to apply for a TIN in the near future, then "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9. In such case, if the Escrow Agent is not provided with a TIN within 60 days then, the Escrow Agent will withhold 20% of interest payments thereafter made to each subscriber until a TIN is provided to the Escrow Agent.


                   SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number or I am waiting for a Taxpayer Identification Number to be issued to me, and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Each Subscriber Should Complete this Section.


-------------------------------------------
Signature of Subscriber

-------------------------------------------
Printed Name

-------------------------------------------
Social Security or Employer Identification No.


-------------------------------------------
Signature of Subscriber

-------------------------------------------
Printed Name

-------------------------------------------
Social Security or Employer Identification No.

TO BE COMPLETED BY THE COMPANY;

Accepted as of            ,      , as to       shares.

    HORIZON BANCORPORATION, INC.
By:
   ----------------------------------------

-----------
EXHIBIT 4.2
-----------
               HORIZON BANCORPORATION, INC.
          UNITS SUBSCRIPTION AGREEMENT


TO:  Horizon Bancorporation, Inc.
     Suite C
     3005 26th Street, West
     Bradenton, Florida 34203
     Attention: Charles S. Conoley, President

Gentlemen:

    You have informed me that Horizon Bancorporation, Inc. a Florida corporation (the "Company"), is offering 264,000 units, each consisting of one share of the Company's Common Stock and a warrant to purchase one share of the Company's Common Stock at a price of $5.00 per unit, payable as provided herein and as described in and offered pursuant to the Prospectus furnished to the undersigned herewith (the "Prospectus").

    1. Subscription. Subject to the terms and conditions hereof, the undersigned hereby tenders this subscription, together with payment indicated below in United States currency by check, bank draft or money order payable to "Horizon Bancorporation, Inc. - Escrow Account", representing the payment of $5.00 per unit for the number of units indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

    2. Acceptance of Subscription. It is understood and agreed that the Company shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. The Company may reduce the number of units for which the undersigned has subscribed, indicating acceptance of less than all of the units subscribed on its written form of acceptance.

    3. Acknowledgments. The undersigned hereby acknowledges receipt of a copy of the Prospectus, and represents that this subscription is made solely on the basis of the information contained in the Prospectus and is not made in reliance on any inducement, representation or statement not contained in the Prospectus. The undersigned understands that no person (including any officer or director) has authority to give any information or make any representation not contained in the Prospectus, and if given or made, such information and representations should not be relied upon as having been made by the officers or directors or the Company. This Subscription Agreement and the Prospectus contain the entire agreement and understanding among the undersigned, the officers and directors and the Company with respect to the offering and sale of units to the undersigned. This Subscription Agreement creates a legally binding obligation, and the undersigned agrees to be bound by the terms of this Agreement.

    4. Revocation. The undersigned agrees that once this Subscription Agreement is tendered to the Company it may not be withdrawn by the undersigned and that this Agreement shall survive the death or disability of the undersigned.

    By executing this Agreement, the subscriber is not waiving any rights he or she may have under federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

Please indicate in the space provided below ("Registration
Instructions") the exact name or names and address in which the stock certificate representing units subscribed for hereunder should be registered.

-------------------------------------------
No. of units Subscribed at $5.00 per unit

-------------------------------------------
Total (Funds Tendered)

-------------------------------------------
(Signature of Subscriber)

-------------------------------------------
Name (Please Print)

-------------------------------------------
(Signature of Subscriber)

-------------------------------------------
Name (Please Print)

Date:
     --------------------------------------

Residence Address:


-------------------------------------------

-------------------------------------------

-------------------------------------------
City, State and Zip Code

-------------------------------------------
Social Security Number or other
Taxpayer Identification Number


         REGISTRATION INSTRUCTIONS

Name or Names:
-------------------------------------------

Mailing Address:

-------------------------------------------

-------------------------------------------
Social Security Number or
Taxpayer Identification

-------------------------------------------

If certificates will be registered in more than one name, please print the full name of each person or entity and indicate the type of legal ownership by using the following abbreviations. If you fail to identify the type of legal ownership, certificates for subscriptions made in the name of two or more persons will be issued in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

TEN COM - As Tenants in Common
TEN ENT - As Tenants by the Entireties
JT TEN - As Joint Tenants with Right of Survivorship and not as Tenants in Common
UNIF GIFT MIN ACT - Under Uniform Gifts to Minor Act,

Custodian:

-------------------------------------------

Minor:

-------------------------------------------
        FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each subscriber must provide the Escrow Agent with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below.

Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50 penalty imposed by the IRS.

If backup withholding applies, the Escrow Agent is required to withhold 20% of payments of interest made to such subscriber. Backup withholding is not an additional tax.
Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld.
If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements.

If the shareholder has not been issued a TIN and has applied or intends to apply for a TIN in the near future, then "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9. In such case, if the Escrow Agent is not provided with a TIN within 60 days then, the Escrow Agent will withhold 20% of interest payments thereafter made to each subscriber until a TIN is provided to the Escrow Agent.


                   SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number or I am waiting for a Taxpayer Identification Number to be issued to me, and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Each Subscriber Should Complete this Section.


-------------------------------------------
Signature of Subscriber

-------------------------------------------
Printed Name

-------------------------------------------
Social Security or Employer Identification No.


-------------------------------------------
Signature of Subscriber

-------------------------------------------
Printed Name

-------------------------------------------
Social Security or Employer Identification No.

TO BE COMPLETED BY THE COMPANY;

Accepted as of            ,      , as to       units.

    HORIZON BANCORPORATION, INC.
By:
   ----------------------------------------

-----------
EXHIBIT 6.1
-----------
Fixed Amount

          ORGANIZER CONTRIBUTION AGREEMENT

     This Agreement is entered into as of May 20, 1998, among the Organizers (as defined below) of a proposed banking association to be located in Manatee, Florida (the
"Bank").

                     RECITALS

     1 .The undersigned organizers of the Bank, and those who may hereafter join in the execution of this agreement as additional organizers of the Bank at the invitation of the original organizers (collectively, the "Organizers"), have agreed to join together for the purpose of preparing and filing an application with the U.S. Comptroller of the Currency (the "OCC") or with the Florida Department of Banking and with the FDIC (collectively the "Regulators") to organize the Bank and, if deemed desirable, a holding company for the Bank.

     2. The Organizers have agreed among themselves to underwrite the organizational and pre-opening expenses of the Bank, subject to being reimbursed out of the proceeds of the initial capitalization of the Bank.

     3. The Organizers desire to divide among themselves responsibility for payment of such expenses in the event the proposed organization of the Bank is unsuccessful.

                STATEMENT OF AGREEMENT

     In consideration of the premises, the Organizers hereby agree as follows:

     1. This agreement must contain a minimum of eight Organizers before becoming effective. Each of the Organizers shall contribute a sum of cash equal to $12,000.00 to an organizational expense fund to be maintained by a treasurer elected by the Organizers. The treasurer shall be elected by a majority of the votes cast by the Organizers, with each Organizer casting one vote. From time to time upon receiving at least three business days notification from the treasurer, each of the Organizers will promptly contribute additional funds to the venture for the purpose of paying organizational expenses. In addition, each of the Organizers shall execute a line of credit to be established by the venture, with each Organizer assuming a pro rata portion of the liability under the line of credit. The total liability of all Organizers pursuant to the line of credit and the cash contributions together shall not exceed $400,000.00, unless the Organizers by unanimous vote elect to raise the ceiling.

     2. The treasurer shall keep accurate books of account of his collections and expenditures, and shall expend organizational funds only for filing fees, legal and other professional and consulting fees, option or earnest money on property selected for the Bank's premises, and other expenses incidental to the organization and planning of the Bank and the holding company, if one is organized to acquire and own the capital stock of the Bank. The books of account maintained by the treasurer shall be open to inspection by any Organizer at any reasonable time, and the treasurer shall furnish monthly reports of his collections and expenditures to the Organizers.

     3. It is contemplated that upon preliminary approval by the Regulators of the application to organize the Bank, the initial capitalization will be accomplished through a public offering of common stock of the Bank or the holding company. Upon completion of the offering, it -is contemplated that the holding company or Bank will promptly reimburse the Organizers for the organizational expenses advanced by them.

     4. The venture shall be managed by the Organizers as a group, with fundamental business decisions to be made by majority vote of the Organizers on the basis described in paragraph 1. Other management decisions of the venture shall be made as the Organizers may agree.

     5. Each of the Organizers contemplates that he will purchase a dollar amount of stock as is set out beside his name below. This is a non-binding statement of intent, and the stock of the Bank or holding company will be sold only pursuant to a prospectus that complies with all applicable Federal and State laws to be published after the Bank has received preliminary approval to organize. If the application to organize does not receive regulatory approval, or if the offering of stock is not successful in raising the minimum capitalization required to open the Bank, or if the Organizers by majority vote elect to abandon the project, then the organizational expenses will be borne by the Organizers. In the event the project is unsuccessful or abandoned, then each Organizer will be responsible for his pro rata portion of all organizational expenses paid, plus those for which the Organizers have become liable. The amount of any deficit due the organizational expense fund or any surplus from the expense fund which may be reimbursed to the Organizers shall be computed by the treasurer and shall be promptly paid after rejection of the application or abandonment of the project.

     6. If any Organizer shall at any time determine to abandon the project, upon written notice to the treasurer of his decision he shall be entitled to a refund of any contribution made to the venture, provided that such refund shall be made at the same time that the other Organizers are reimbursed for their contributions. Such an abandoning Organizer shall remain liable for his pro rata portion of any loans (whether or not made prior to the notice of abandonment) made under a line of credit established prior to the treasurer's receipt of the notice of abandonment described above, except to the extent that the institution issuing the line of credit releases such Organizer from liability for loans made after receipt of such notice. In addition, if the Organizers are not fully reimbursed for their contributions, an abandoning Organizer shall be entitled to a refund of a pro rata portion of his contributions based on such Organizer's share at the time of withdrawal. If the Organizers are required to contribute additional funds to satisfy the line of credit, any abandoning Organizer shall be required to contribute additional funds to satisfy such Organizer's liability under the line of credit to the extent the abandoning Organizer remains liable as described above.

     7. This Agreement may be executed by the Organizers in two or more counterparts, each of which shall be an original but all of which shall constitute one and the same instrument.

     8. This Agreement will remain open for execution by additional Organizers who are invited to join the organizing group by the unanimous consent of the original Organizers.

     IN WITNESS WHEREOF, the Organizers have executed this Agreement as of the date first written above.

Name and Address          Date        Anticipated
(Telephone Number)                    Stock Purchase
----------------          --------    --------------
Charles S. Conoley        5/20/98     $125,000.00
410 68th Court, N. W.
Bradenton, FL 34209                  /S/
(941) 795-3724                       (Signature)

Clarence R. Urban         5/20/98    $125,000.00
2319 59th Ave., Dr., E.
Bradenton, FL                        /S/
(941) 755-5949                       (Signature)

Shanon Glasgow            5/20/98    $125,000.00
1209 44th Ave.
Bradenton, FL 34203                  /S/
(941) 756-8727                       (Signature)

Bruce R. Woodruff         5/20/98    $125,000.00
P. O. Box 20591
Bradenton, FL 34204-0591             /S/
(941) 756-1871                       (Signature)

David Scherer             5/20/98    $125,000.00
5008 Mangrove Pt. Rd.
Bradenton, FL 34210                  /S/
(941) 795-7644                       (Signature)

Steve Mullen              6/24/98    $125,000.00
8440 N. Tamiami Trail
Sarasota, FL 34243                   /S/
(941) 954-6002                       (Signature)

Warren Gagner             8/12/98    $125,000.00
1808 75th St., N. W.
Bradenton, FL 34209                  /S/
(941) 792-5133                       (Signature)

Mary Ann Turner           7/9/98     $125,000.00
1822 97th St., N. W.
Bradenton, FL 34209                  /S/
(941) 795-2274                       (Signature)

Bruce Shackelford         8/23/98    $125,000.00
P. O. Box 91
Ellenton, FL 34222                   /S/
(941) 776-1173                       (Signature)

-----------
EXHIBIT 6.2
-----------

                   CONSULTING AGREEMENT
     THIS AGREEMENT, entered into this 8th day of June, 1998, by and between MANSOTA GROUP, INC., a Florida
Corporation in the process of organizing a national bank to be situated in Manatee County, Florida, which will operate under a name to be named ninety (90) days, (hereinafter referred to as the "Corporation") and Charles Conoley
(hereinafter referred to as the "Consultant").

                      WITNESSETH:

     WHEREAS, the Corporation is in the process of organizing the Bank and is desirous of engaging the Consultant to assist it in certain organizational matters;
and

     WHERAS, the Consultant is desirous of providing consulting services to the Corporation with regard to the organization of the Bank and to serve as President and Chief Executive Officer of the Bank after its charter has been approved, which bank is to be owned by a Bank Holding Company (the "Holding Company"), which will be organized to own all of the stock of the Bank.

     NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the parties hereto agree as follows:

     1. ENGAGEMENT: The Corporation agrees to engage the Consultant and the Consultant agrees to provide consulting services to the Corporation relating to the regulatory process associated with the Corporation's application for the Bank's charter and for permission to form the Bank Holding Company, and the development of organizational and business plans relating to the operation of the Bank and the Holding Company.

     2. TERM: The term of this Agreement shall commence on 15th, June, 1998, and shall continue until the earlier of twelve (I 2) months from the date of commencement of this Agreement or the date the Bank is no longer in the organization period and has opened for business.

     3. SERVICES: The Consultant shall exert his best efforts and devote substantially all of this time and attention to the organizational matters of the Bank and the Holding Company.

     4. COMPENSATION: As compensation for the Consultant's services the Corporation shall pay the Consultant a fee as follows:

          a. $5,000.00 per month salary until the "Bank" application is filed with the appropriate regulatory authorities;

          b. Thereafter, $6,000.00 per month salary until the minimum amount of stock required to start the Bank is sold;

          c. Thereafter, $8,000.00 per month until the "Bank is opened. The parties intended to then enter into a more formal employment contract for the Consultant to be hired as the Bank's president. The parties hereby agree to negotiate the employment contract in good faith;

          d. At opening of the "Bank, the Corporation will pay a bonus of $16,000.00.

     5.  EXPENSES:

          a. Expenses shall include the Consultants current country club dues and various club dues as shall shown on Exhibit A.

          b. Insurance. The Consultant shall also be entitled to a satisfactory health, dental, life and disability policy paid by the Corporation until the President and CEO contract is in place. The life insurance policy minimum shall be for a $250,000 term life. This policy may be part of a "key man" policy, if available.

          c. Other Expenses. The Consultant shall also be entitled to reimbursement for all reasonable expenses incurred by him in the Performance of his duties upon presentation of a voucher indicating the amount and the business purposes.

     6. TERMINATION: In the event of the Consultant's death or in the event the Consultant is prevented from rendering Services by reason of illness, incapacity or injury for a period of sixty (60) consecutive days during the term of this Agreement, or in the event the Consultant fails to perform the services required hereunder, then and in such event the Corporation may terminate this Agreement upon written notice to the Consultant. If the Agreement is terminated for other than cause, as cause is defined in an Employment Agreement to be negotiated between the parties within sixty (60) days of signing this agreement, and the Consultant has commenced providing services, then the Corporation shall continue to compensate the Consultant under Section 4(a) above for a period of 3 months from the date of notification. In the event Consultant voluntarily terminates his services, then the post termination covenants set forth in paragraph 7 of the Employment Agreement, as hereinafter defined, shall be applicable to Consultant.

     7. RATIFICATION OF EMPLOYMENT AGREEMENT: In the event the Bank is granted its charter and the requisite amount of capital has been raised to permit the Bank to open for business, the shareholders of the Corporation agree to ratify and approve, on behalf of the Bank, the Employment Agreement The shareholders of the Corporation shall also cause the Board of Directors of the Bank to ratify and approve such Employment Agreement. Upon approval by the Bank's Board of Directors of the Employment Agreement, the Consultant agrees to enter into said Employment Agreement and perform the duties enumerated therein as the president and Chief Executive officer of the Bank. Each shareholder of the Corporation represents to the Consultant that he will vote for the approval of said Employment Agreement at the initial Board of Directors meeting of the Bank, and that they, as a group, will have sufficient votes to ratify said Employment Agreement.

     8. NOITCES: All notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be deemed to have been given at the time when mailed at any general or branch United States Post
Office enclosed in a certified, Postage pre-paid envelope, and addressed to the address of the respective Parties stated below, or as such party may have fixed by notice:

  To the Corporation:
               Clarence R. Urban
               2108 Whitfield Park Loop
               Sarasota, FL 34243

  To the Consultant:
               Charles Conoley
               410 68th Court Northwest
               Bradenton, FL 34210

     9. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and benefit of and be binding upon the Corporation and its successors. The Consultant may not assign his right to payment not his obligations under this Agreement.

     10. GOVERNING LAW. This Agreement shall in all respects be interpreted, construed and governed by and in accordance with the laws of the State of Florida.

     11. MISCELLANEOUS. This Agreement supersedes all prior understandings and agreements between the parties, and may not be amended orally, but only in writing signed by the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

                    "Corporation"
                    MANASOTA GROUP INC.
By: /S/ Shannon Glasgow      By: /S/ Clarence R. Urban
   ---------------------        --------------------
    Its Director                     Its Director

By: /S/ David Scherer
   ---------------------------
    Its Director


By: /S/ Charles Conoley            /S/ Charles Conoley
   ---------------------           -------------------
    Its Director                     CHARLES CONOLEY

-----------
EXHIBIT 6.3
-----------

     THIS AGREEMENT FOR SALE AND PURCHASE OF PROPERTY is made this 30th day of Sept., 1998, by and between MANASOTA
GROUP, INC., a Florida corporation, or its assigns
("Purchaser"), having a mailing address at 2108 Whitfield
Park Loop, Sarasota, Florida 34243 and WDO VENTURE, a
Florida limited partnership ("Seller"), c/o Sam Reiber,
Esq., Linsky & Reiber, P.A. 601 E. Twiggs, Tampa, FL 33602.

1.  AGREEMENT TO SELL; PURCHASE PRICE:

     1.1 Agreement to Sell and Convey. Seller hereby agrees to sell and convey to Purchaser and Purchaser hereby agrees to purchase from Seller, subject to the terms and conditions hereinafter set forth, a 1.04 acre or 45,360 square foot outparcel site located on the SE quadrant of the intersection of 53rd Avenue East and 9th Street East Manatee County, Florida, and being more particularly described on Exhibit "A" attached hereto and made a part hereof for all purposes, together with the following:

          (a)  All and singular the rights, leases,
tenements, hereditaments and appurtenances pertaining thereto, including any right, title and interest of Seller in and to adjacent streets, road, alleys and rights-of-way;

          (b) Ingress and egress easements providing full, free and adequate access to and from public highways and roads which are located contiguous to and abutting the boundary of the Property, and to and from interior roadways for traffic flowing into or out of the parking lot for the Winn Dixie Marketplace lying east of the Property; and

          (c) Subject to approval of Winn-Dixie, a cross parking easement permitting customers of Winn-Dixie Marketplace to park in parking spaces on the Property which is the subject of this agreement; and permitting Purchaser's customers to park in the parking lot for the Winn-Dixie Marketplace lying east of the Property; and

          (d) Drainage easement(s) to off site retention areas located on the adjoining Winn-Dixie Marketplace property; and

          (e) Such other rights, interests and properties as may be specified in this Agreement to be sold, transferred, assigned, or conveyed by Seller to Purchaser.

     The parcel of land described on Exhibit "A", and the rights, interests, improvements, fixtures and other properties described above, are collectively called the "Property."

     1.2  Purchase Price.  The purchase price ("Purchase
Price") to be paid for the Property shall be FOUR HUNDRED
SEVEN THOUSAND FIVE HUNDRED AND no/100 DOLLARS
($407,500.00). The Purchase Price shall be paid by Purchaser to Seller as follows:

          $ 10,000.00   Earnest money deposit ("Deposit") to
be delivered to and held by Linsky & Reiber, P.A. at its office in Tampa, Florida ("Escrow Agent'), simultaneously with the delivery of this Agreement signed by Purchaser.
The Deposit shall be placed in an interest bearing account with the interest credited to Purchaser for income tax reporting purposes.

$ 40,000.00   Additional deposit upon site plan/use
              approval.

$351,500.00   Cash in the form of a cashier's check,
              attorney's trust account check, or wired funds, all payable in U.S. funds at Closing plus or minus prorations and closing costs as set forth hereinafter.

$407,500.00   Total purchase price.
 ==========


2.  PROVISIONS WITH RESPECT TO CLOSING.

     2.1 Inspection of Property. Purchaser and its agents, at Purchaser's sole cost and expense, shall have sixty (60) days from the Effective Date of this Agreement ("Inspection Period") to inspect, examine, test, evaluate, and enter upon the Property, for the purposes of inspecting all improvements situated thereon and conducting any and all tests, inspections and examination, including but not limited to, soil tests, engineering tests, environmental audits, examining financial feasibility of any plans contemplated for the Property, determining all, permit, approval and governmental requirements, examining and obtaining any title insurance commitments, policies or other evidence of title to the Property and examining and obtaining any surveys of the Property, all as Purchaser deems necessary or appropriate to determine the desirability of consummating the transaction contemplated herein. In the event Purchaser determines that the Property is not suitable for its purposes for any reason whatsoever, then the Purchaser may give written notice of termination of this Agreement to Seller at any time during the Inspection Period and upon such termination, the Deposit held by the Escrow Agent shall be promptly returned to Purchaser and neither party shall have any further liability, right or obligation hereunder. In the event Purchaser fails to give written notice of termination of this Agreement to Seller on or before the expiration of the Inspection Period, then Purchaser shall be deemed to have waived its right to terminate this Agreement pursuant to this section, but all other terms, conditions, contingencies, rights and obligations under this Agreement shall remain in full force and effect. Seller agrees to provide Purchaser copies of all environmental studies of the Property in Seller's possession or commissioned by Seller, and any parcel adjacent thereto, within fifteen (1 5) days from the Effective Date.

       2.2 Permit Contingency. Purchaser's obligations hereunder are expressly conditioned upon the Purchaser, at Purchaser's expense, applying for and obtaining all required
approvals   from  Manatee  County,  Florida,  under   county
ordinances and land use regulations, for the construction of a full service banking facility with a one story building of up to 7,000 square feet together and a drive through banking
facility    with   four   traffic   lanes    (herein    "the
Improvements").    Purchaser's   obligations   are   further
conditioned upon obtaining such Comprehensive Land Use Plan amendments as may be necessary to obtain building permits
for  such  project.   Purchaser's  obligations  are  further
conditioned   upon  obtaining  all  required   permits   (or
approvals from any Federal, state, county or other local governmental authority with jurisdiction over the subject property) for such project, including, without limitation, all required permits from the U.S. Army Corps of Engineers, State of Florida Department of Environmental Protection and
Southwest   Florida  Water  Management  District   for   the
construction of a full service banking facility on the property. To implement the provisions hereof, Seller hereby constitutes and appoints Purchaser as its agent and attorney-in-fact for any and all such applications, hearings and procedures pursuant to the provisions of this paragraph;
provided,   that  all  expenses  in  connection  with   such
applications   shall   be  at  Purchaser's   sole   expense.
Purchaser agrees to promptly apply for and diligently pursue all necessary approvals from Manatee County and all Federal,
State   or   other   local  governmental  authorities   with
jurisdiction over the subject property. If final government approval of said applications has not been obtained by January 15, 1999, then Purchaser may cancel this contract in which event all deposits paid hereunder shall be refunded to Purchaser provided further, however, that if, as of said date, the final agency action has been scheduled, or the
final   public  hearing  has  been  scheduled   before   the
governmental board or commission having final Approval authority, then the terms of this condition shall be deemed extended until said hearing date. The closing shall occur, within 30 days following final approval. Seller agrees to execute such authorizations or other documents as may be required by governmental authorities in order to evidence Seller's joinder in and consent to such applications. Also, Seller and Purchaser agree that Jerry Zoller shall be retained by Purchaser to provide engineering, land planning, surveying and consulting services to Purchaser in connection with the foregoing matters.

     2.3 Closing Date. The consummation of the transaction contemplated by this Agreement ("Closing") shall take place no later than thirty (30) days following final approval for all permits from all applicable governmental agencies for construction of the Improvements. However, this transaction shall close no later than March 24, 1999. The Closing shall take place at the Purchaser's attorneys' offices in Bradenton, Florida or at such other place mutually agreed to by the Purchaser and Seller.

      2.4   Seller's  Obligation at  Closing.   At  Closing,
Seller shall do the following:

     (a) Execute, acknowledge, and deliver to Purchaser a Statutory Warranty Deed conveying the Property to Purchaser subject only to the Permitted Exceptions, which deed shall be in form for recording. The legal description of the Property contained in such deed shall be identical to the legal description of the Property as contained in the Survey, the Title Commitment and Exhibit "A" of this
Agreement.

     (b) Deliver to Title Company evidence satisfactory to it of Seller's authority to execute and deliver the documents necessary or advisable to consummate the transaction contemplated hereby.

     (c) Deliver to Purchaser copies of all licenses, permits, authorizations and approvals required by law and issued by all governmental authorities having jurisdiction, if any, and the original or a photocopy of each bill for current real estate taxes for the two (2) years immediately preceding Closing, together with proof of payment thereof
(if any of the same have been paid).

     (d) Execute and deliver to Purchaser and Title Company an Affidavit of No Liens satisfactory to Title Company so as to cause Title Company to remove the mechanics' lien and parties in possession standard exceptions from the Title Commitment.

     (e) Deliver to Purchaser a written assignment of all warranties, guarantees and rights which the Seller may have in connection with the Property.

     (f) Deliver to Purchaser written evidence that access to the Property is provided by a publicly dedicated and accepted paved road appurtenant thereto.

     (g) Deliver to Purchaser such other documents as may be reasonably necessary t6 effectuate the provisions of this Agreement including, but not limited to, any documents required by Purchaser's Lender, Title Company or Escrow Agent

      2.5 Purchaser's Obligations at Closing. Subject to the terms, conditions and provisions hereof, and contemporaneously with the performance by Seller of his obligations set forth in Section 2.3 above, Purchaser shall deliver to Seller cash in the form and amount described in, and in accordance with, Section 1.2.

     2.6  Closing Costs.

          (a) Seller shall pay the following costs and expenses in connection with the Closing:

               (i)  All premiums and costs payable for the
Owner's Title Commitment and standard and extended coverage
Title Policy, including all available endorsements, issues pursuant thereto; and

               (ii)  Costs of recording corrective
instruments, if any;

               (iii)  Seller's attorney fees.

               (iv)  All transfer taxes and charges and
documentary stamps, if any, which are required to be affixed to the General Warranty Deed;

          (b) Purchaser shall pay the following costs and expenses in connection with the Closing:

               (i)  All recording costs of the Statutory
Warranty Deed and any other documents;

               (ii)  The cost for any and all professional
services for engineering, land planning, surveying and consulting services to obtain governmental approvals for Purchaser's intended use of the Property; and

               (iii)  Purchaser's attorney fees.

     2.7 Proration of Taxes and Rents. Taxes, assessments, rent interest, insurance and other expenses of the Property shall be prorated through the day before closing. Cash at closing shall be increased or decreased as may be required by prorations to be made through day prior to closing or occupancy, if occupancy occurs before 'closing. Taxes shall be prorated based on the current year's tax with due allowance made for maximum allowable discount, homestead and other exemptions. If closing occurs at a date when the current year's millage is not fixed and cur-rent year's assessment is available, taxes will be prorated based upon such assessment and prior year's millage. If current year's assessment is not available, then taxes will be prorated on prior year's tax proration based on an estimate shall, at request of either party, be readjusted upon receipt of tax bill on condition that a statement to that effect is signed at closing.

3.  CONDITIONS TO CLOSING.

       3.1 Conditions to Purchaser's Obligations. In addition to the provisions set forth in Sections 2.1 and 2.2, the obligations of Purchaser hereunder to consummate this transaction and the Closing contemplated by this Agreement are subject to the satisfaction, as of the Closing, of each of the following conditions ("Closing Conditions") (any of which may be waived in whole or in part in writing only by Purchaser, in its sole discretion, at or prior to the Closing). In the event any Closing Condition is not satisfied or waived by Purchaser, then Purchaser may give written notice of termination of this Agreement to Seller and upon such notice, the Agreement shall be terminated and the Deposits held by Escrow Agent shall be promptly returned to Purchaser and neither party shall have any further liability right or obligation hereunder.

          (a)  Correctness of Representations and
Warranties. The representations and warranties of Seller set forth herein shall be true on and as of the date of Closing with the same force and effect as if such representations and warranties had been made on and as of the date of Closing.

           (b) Compliance by Seller. Seller shall have performed, observed and complied with all of the covenants, agreements and conditions required by this Agreement to be performed, observed and complied with by Seller prior to or as of the Closing.

            (c)    Utilities.   Purchaser  shall  have  made
arrangements satisfactory to it, in its sole discretion, for the provision of sanitary sewer, water, electricity, and all other utilities necessary for the Improvements to the Property. All such utilities must be adequate and usable for the Improvements.

          (d) Cross-easement Requirement. This contract is strictly contingent upon Purchaser securing an agreement for cross parking with the fee simple owner of the shopping center plaza lying adjacent to the Property, and the procurement of any and all lien subordinations and tenant consents to effectuate a free and clear cross parking agreement. The nature and scope of the cross parking agreement must also include rights of ingress and egress across the shopping center parcel lying adjacent to the Property, and further provide for drainage across the shopping center parcel, to the extent necessary, to comply with applicable storm water and surface water management permitting arrangements from government authorities. The cross parking and cross access and drainage easements must be insured under the title policy to be provided pursuant this agreement.

          (e) Due Diligence Documents. Seller shall within fifteen (15) days from the Effective Date finish to Purchaser copies of all engineering plans, surveys topographic surveys, soil tests or reports, finished grade tests or reports, complete copy of the zoning approval, including the approved site plan, copies of all permits obtained  from  any  governmental agency  including  Manatee
County, Florida Department of Transportation, Florida Department of Environmental Protection, the Southwest Florida Water Management District and similar agencies, in Seller's possession or control.

4.  SURVEY AND TITLE COMMITMENT; PERMITTED EXCEPTIONS.

     4.1 Preliminary Title Report. Within twenty (20) days after the Effective Date hereof, Seller at Seller's sole cost and expense, shall cause a title insurance company acceptable to the Purchaser ("Title Company") to issue and deliver to Purchaser an A.L.T.A. Form B title commitment ("Title Commitment'), accompanied by one copy of all documents affecting the Property, and which constitute exceptions to the Title Commitment. Purchaser shall give Seller written notice on or before the expiration of the later of (i) thirty (30) days after receipt of the Title Commitment or (ii) thirty (30) days after receipt of the survey provided for below, that the condition of title as set forth in such Title Commitment and Survey is or is not satisfactory, in Purchaser's sole discretion. In the event that the condition of title is not acceptable, Purchaser shall state which exceptions to the Title Commitment are acceptable and Seller shall undertake to eliminate the remaining exceptions as set forth below, provided, however, that at Closing, existing mortgages shall be satisfied or the liens thereof partially released as the case may be, as to the Property. Seller shall, at its sole cost and expense, promptly undertake and use its best efforts to eliminate or modify all unacceptable matters to the reasonable satisfaction of Purchaser. In the event Seller is unable with the exercise of due diligence to satisfy said obligations within forty-five (45) days after said notice, Purchaser may, at its option: (i) accept title subject to the objections raised by Purchaser, without an adjustment in the Purchase Price, in which event said objections shall be deemed to be waived for all purposes, or (ii) rescind this Agreement, whereupon the Deposit described herein shall thereupon be returned to Purchaser and this Agreement shall be of no further force and effect. At the Closing, the Title Policy and all available endorsements shall be issued by the Title Company at Seller's sole cost and expense, shall be in accordance with the Title Commitment, shall be acceptable to Purchaser, and shall pertain only to the Property.

      4.2 Permitted Exceptions. The Property shall be conveyed to Purchaser subject to no liens, charges, encumbrances, exceptions or reservations of any kind or character except for those acceptable to Purchaser under
Section 4.1 and except for those identified on Exhibit "B" attached hereto and made a part hereof ("Permitted Exceptions").

      4.3 Current Survey. Within forty five (45) days from the Effective Date hereof, Purchaser, at Purchaser's sole cost and expense, shall secure a survey (the "Survey") of the Property prepared by a land surveyor acceptable to Purchaser and duly licensed in the state in which the Property is located. The Survey as to the Property shall:

          (a)  Set forth an accurate metes and bounds
description, if applicable; and

          (b) Locate all existing easements and rights-of-way (setting forth the book and page number of the recorded instruments creating the same), alleys, streets, and roads on or adjacent to the Property; and

          (c)  Show any encroachments; and

          (d)  Show all existing improvements (such as
buildings, power lines; fences, etc); and

          (e) Set forth the total square footage of the Property; and

          (f) Be certified to Purchaser, the Title Company and Purchaser's lender, if any, and shall indicate that such Survey was prepared in accordance with the minimum technical requirements and standards as promulgated by the state in which the Property is located; and

          (g) Show all dedicated public streets providing access and whether such access is paved to the Property line; and

          (h) Show the location of any easements necessary for the furnishing of off-site improvements.

          (i)  List and show all exceptions to the Title
Policy.

     Purchaser hereby agrees, at Purchaser's own cost and expense, to cause such additional surveying work to be timely contemplated as may be necessary or required by the Purchaser or the Title Company for its issuance of the Title Policy. In the event the Survey, or the recertification thereof, shows any encroachments of any improvements upon, from, or onto the Property, or on or between any building setback line, a property line, or any easement, except those acceptable to Purchaser, in Purchaser's sole discretion, said encroachment shall be treated in the same manner as a title defect under the procedure set forth above.

5.  AFFIRMATIVE COVENANTS OF SELLER.

Seller hereby affirmatively covenants and agrees to the following:

      5.1 Acts Affecting Property. From and after the Effective Date hereof, Seller, unless otherwise agreed to in writing by Purchaser, will refrain from (a) making any change or improvements upon or about the Property; ----- (c) committing any waste or nuisance upon the Property; and Seller will maintain and keep the Property in neat condition and will observe all laws, ordinances, regulations and restrictions affecting the Property and its use, and will pay all taxes on the Property, as they become due, except that after the Closing, Purchaser shall be responsible for the taxes on the Property acquired at Closing.

      5.2 Notice of Change in Laws. Seller will advise Purchaser promptly of any change in any applicable laws, regulations, rulings or orders, of which Seller obtains knowledge, which might affect the value or use of the Property by Purchaser.

       5.3 Soil Tests. Purchaser and its agent and representatives shall be entitled to enter upon the Property for inspection, soil tests, examination and land-use planning prior to the Closing. (In this regard, no such examination will be deemed to constitute a waiver or relinquishment  on the part of Purchaser or  its  rights  to rely on the covenants, representations, warranties or agreements made by Seller.) Purchaser hereby holds Seller harmless from any damages or liabilities arising from injuries caused by Purchaser, its agents or representatives in pursuing the activities permitted under this Section. Seller further agrees that in the event soil testing or the Phase I Environmental Property Assessment (see Section 6.13, below) indicate that toxic substances and/or hazardous materials (see Section 6.13, below) exist or are likely to exist, on the Property, then either: (1) Seller, at his sole cost, shall remove, remedy, and clean-up any and all such toxic substances and/or hazardous materials, and test and verify same, so that the Property and the parties are in total compliance with all Environmental Laws to Purchaser's satisfaction; or (2) Purchaser may, at its election and sole option, terminate this Agreement whereupon Escrow Agent shall, upon notice of Purchaser, return the Deposit to Purchaser, and the parties shall thereafter have no further rights or obligations hereunder; or (3) Seller may terminate this Agreement by giving written notice to Purchaser and Escrow Agent and by paying directly to Purchaser one-half (1/2) of the verified costs of Purchaser's boundary survey, appraisal and environmental/soil testing and analysis, and Purchaser shall, upon such notice, be refunded the Deposit, and the parties thereafter shall have hereunder no further rights or obligations. Cost cap to Seller is $2500.00.

      5.4 Payment of Special Assessments. Seller shall pay in full all special assessments against the Property to the date of Closing, whether any or all installments of such assessments are mature or unmatured.

     5.5  Further Assurances.  In addition to the
obligations required to be performed hereunder by Seller at the Closing, Seller agrees to perform such other acts, and to execute, acknowledge, and/or deliver subsequent to the Closing such other instruments, documents and other materials as Purchaser may reasonably request in order' to effectuate the consummation of the transaction contemplated herein and to vest title to the Property in Purchaser.

      5.6 Licenses, Permits, Leases and Other Information. Upon the Effective Date hereof, Seller shall immediately provide Purchaser with a copy of all feasibility and marketing studies, renderings, drawings, prior surveys, prior title commitments, prior title policies, prior environmental reports and audits, soil tests, zoning letters, engineering plans and specifications, permits, and all leases, rent rolls, management agreements, service agreements and employment contracts, if applicable, pertaining to the Property (with all amendments thereto), together with all licenses, permits, approvals, orders and authorizations, and letters and applications relating thereto, issued by or obtained from any governmental, utility, or regulatory agency or entity which in any manner relate to the Property.

6.  REPRESENTATIONS AND WARRANTIES OF SELLER.

     Seller, to the best of its knowledge, hereby makes the following covenants, representations and warranties to Purchaser, all of which shall survive the Closing:

     6.1 Marketable Title. Seller has good, marketable and insurable title to the Property, free and clear of all mortgages, liens, encumbrances, leases, tenancies, security interests, covenants, conditions, restrictions, rights-of-way, easements, judgments and other matters affecting title except the Permitted Exceptions.

      6.2   Zoning.   The  Property is presently  zoned  for
shopping center use and permits Purchaser to operate the Improvements as a legal and conforming use and structure on the Property.

     6.3 Adverse Information. Seller has no information or knowledge of any change contemplated in any applicable laws, ordinances, or regulations, or any judicial or administrative action, or any action by -adjacent landowners, or natural or artificial conditions upon the Property, which would prevent, limit, impede, or render more costly Purchaser's contemplated use of the Property.

     6.4 Compliance with Laws. Seller has complied with all applicable laws, ordinances, regulations, statutes, rules and restrictions pertaining to and affecting the Property. Performance of this Agreement will not result in any breach of, or constitute any default under, or result in the imposition of, any lien or encumbrance upon the Property under any agreement or other instrument to which Seller is a party or by which Seller of the Property might be bound.

      6.5 Pending Litigation. There are no pending or threatened legal actions, suits or other legal or administrative proceedings, including condemnation or eminent domain cases, and bankruptcy, receivership or insolvency proceedings, affecting the Property or any portion thereof, nor has Seller any knowledge that any such action or proceedings are presently contemplated.

      6.6   No  Special  Assessments.   No  portion  of  the
Property is affected by any special assessments, recorded or unrecorded, whether or not constituting a lien thereon.

      6.7 Access to Highways and Roads. The Property has full, free and adequate access to and from public highways and roads which are located contiguous to and abutting the boundary of the Property, and Seller has no knowledge of any fact or condition which would result in the termination of such access.

      6.8 Commitments to Governmental Authorities. No commitments have been made to any governmental authority, utility company, school board, church or other religious body, or any homeowners association, or to any other organization, group, or individual, relating to the Property which would impose an obligation upon Purchaser or its successors or assigns to make any contribution or dedications of money or land or to construct, install, or maintain any improvements of a public or private nature on or off the Property; and no governmental authority has imposed any requirement that any developer of the Property pay directly or indirectly and special fees or contributions or incur any expenses or obligations in connection with any development of the Property or any part thereof. The provisions of this Section shall not apply to any regular or nondiscriminatory local real estate taxes assessed against the Property.

      6.9 Seller's Residence. Seller is a United States resident for purposes of U.S. Income Taxation (as that term is defined in the Internal Revenue Code and Income Tax Regulations) and that no withholding of sale proceeds is required with respect to Seller's interest in the Property under Section 1445(a) of the Internal Revenue Code, as amended.

      6.10 Flooding.. The Property has not suffered any damage nor required any extraordinary repairs due to flooding or inadequate drainage, and has sufficient fill to permit the construction of the improvements listed in paragraph 2.2 above.

     6.11 Wetlands. No portion of the Property is wetlands within the jurisdiction of any agency of the state, region, local government, or district in which the Property is located.

      6.12 Utilities. Public sanitary and storm sewers, public water facilities, electrical facilities, telephone service lines, cable T.V. service lines, and easements for same (collectively the "Utilities"), are to the perimeter boundary of, and duly connected to the Property and easements necessary for the use of the storm water drainage master retention system for the Property have been obtained.

      6.13   Environmental Matters.  To the best of Seller's
knowledge,   Seller  further  represents  and  warrants   to
Purchaser the following:

          (a) The Real Property is in full compliance ,with all federal, state and local environmental laws and regulations, including but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), the Federal Water Pollution and Control Act, the Federal Clean Water Act, the National Environmental Policy Act, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended by the Hazardous and Solid Waste Amendments of 1984, the Hazardous Material Transportation Act, the Federal Clear Air Act, and any and all state, regional and local laws, statutes, ordinances, rules and regulations relating to Hazardous Materials or regulation of Hazardous Materials, including but not limited to, Chapters 376 ("Pollutant Discharge Prevention and Removal"), 377 ("Energy Resources") and 403 ("Environmental Control"), of Florida Statutes, and rules related thereto including Chapters 17, 27 and 40 of the Florida Administrative Code (hereinafter. together with any amendments thereto "Environmental Laws");

          (b) There are no hazardous materials, substances, wastes or other environmental regulated substances (including, without limitation, asbestos, polychlorinated biphenyls ("PCB's"), petroleum products, toxic or radioactive materials, ammonia, chlorine, pesticides, bulk chemicals, substances listed in the United States Department of Transportation Table or by the Environmental Protection Agency (or any successor agency) as hazardous substances, or which are classified as hazardous or toxic under local, state or federal laws, rules or regulations ("Hazardous Materials") located on, in or under the Property or used in connection therewith;

          (c)  The Property is not on any Hazardous
Materials clean-up list or any governmental authority;

           (d) Seller has not received a summons, citation, directive, letter or other communication, written or oral, from any governmental authority, including, but not limited to any agency or department of the state, region, or local government in which the Real Property is located, or the Untied States government, nor has any action ever been commenced or threatened by any governmental authority concerning any intentional or unintentional action or omission on Seller's part which resulted in the releasing, spilling, leaking, pumping, pouring, emitting, emptying or dumping of Hazardous Materials into or onto the Real Property;

          (e) The Property has never been used by previous owners or operators or by Seller to generate, manufacture, refine, transport, treat, store, handle or dispose of Hazardous Materials.

      6.14 Changes. In the event any changes occur as to any information, documents or exhibits referred to in the subparagraphs of Sections 5 and 6 hereof, or in any other part of this Agreement of which Seller has knowledge, Seller will immediately), disclose same to Purchaser when first available to Seller; and in the event of any change which may be deemed by Purchaser to be materially adverse, Purchaser may, at its election and its sole discretion, terminate this Agreement and obtain a refund of the Deposit made hereunder.

     6.15  DELETED

     6.16 Indemnification. Seller agrees to indemnify and hold Purchaser harmless, and its officers, directors.
partners, employees and agents. from and against any liability, claim, loss, dama2e or expense. Including reasonable attorney's fees. whether incurred before trial, at trial or on appeal, asserted against or suffered by Purchaser resulting from any of the following if any of the following commence, occur or exist within one (1) years of the Closing Date:

          (a)  any breach by Seller of this Agreement; or

           (b) the inaccuracy or breach of any of the representations, warranties or covenants made by Seller herein including, without limitation, those made in Section
6.

7.  RESERVED.

8.  PROVISIONS WITH RESPECT TO FAILURE OF TITLE, DEFAULT AND
SECURITY DEPOSIT.

     8.1 Failure of Title. If Seller shall be unable to convey title to the Property or any portion thereof on the Closing Date in accordance with the provisions of this Agreement (i) Seller shall, on or prior to the Closing Date, give notice of such inability (and the nature thereof) to Purchaser, and (ii) Purchaser may either accept such title as Seller can convey, without abatement of the Purchase Price, or terminate this Agreement, in which event the Deposit made hereunder shall be forthwith returned to Purchaser.

     8.2 Default by Seller. In the event that Seller shall be obligated but fail to consummate the transaction contemplated herein for any reason, or in any way breach any obligation, covenant, warranty, representation or other provision of this Agreement or its exhibits, except Purchaser's default, Seller shall be deemed in default under this Agreement and Seller agrees that the Deposit shall be returned immediately to Purchaser on demand and Purchaser shall not thereby waive any right or remedy it may have because of such default, including the right to specific performance. No delay or omission in the exercise of any right or remedy accruing to Purchaser upon any breach by Seller under this Agreement shall impair such right or remedy or be construed as a waiver of any such breach theretofore or thereafter occurring. The waiver by Purchaser of any condition or of. any subsequent breach of the same or any other term, covenant or condition herein contained shall not be deemed to be a waiver or any other condition or of any subsequent breach of the same or any other term, covenant, or condition herein contained. All rights, powers, options or remedies afforded to Purchaser either hereunder or by law shall be cumulative and not alternative and the exercise of one right, power, option or remedy shall not bar other rights, powers, options or remedies allowed herein or by law.

      8.3 Default by Purchaser. In the event Purchaser shall be obligated but fail to consummate the transaction contemplated herein for any reason, except default by Seller or failure to satisfy any of the Closing Conditions to Purchaser's obligations under Section 3.1 or termination by Purchaser during the Inspection Period, as set forth herein, Purchaser shall be deemed in default under this Agreement and Seller and Purchaser agree that Seller's sole right and exclusive remedy against Purchaser shall be that the Deposit paid to Escrow Agent to date, if any, shall be paid by Escrow Agent to Seller on written demand by Seller, whereupon such Deposit shall be retained by Seller (a) as consideration for the execution of this Agreement; (b) as agreed on liquidated damages sustained by Seller because of such default by Purchaser (the parties hereto agreeing that the retention of such funds shall not be deemed a penalty, and recognizing the impossibility of precisely ascertaining the amount of damages to the Seller because of such default and hereby declaring and agreeing that the sum so retained is and represents the reasonable damages of Seller); (c) in full settlement of any claims of damages and in lieu of specific performance by Seller against Purchaser; and (d) in consideration for the fall and absolute release of Purchaser by Seller of any and all further obligations under this Agreement. The remedy of Seller for default by Purchaser hereunder shall be limited solely to the retention of the then-paid Deposit as described above. In the event Purchaser defaults hereunder the Purchaser shall forthwith on demand by Seller return to Seller all title papers and other documents relating to the Property, including Purchaser's copy of this Agreement and thereupon, all rights of the parties hereto and hereunder shall end.

      8.4 Attorney's Fees, etc. Should either party employ an attorney or attorneys to enforce any of the provisions hereof, or to protect its interest in any matter arising under this Agreement or to recover damages for the breach of this Agreement, the party prevailing shall be entitled to recover from the other party all reasonable costs, charges and expenses, including attorney's fees, expended or incurred in connection therewith, including all appeals.

9.  OTHER CONTRACTUAL PROVISIONS.

       9.1 Brokerage Commissions. The licensee(s) and brokerage(s) named as follows are collectively referred to as "Broker," Seller and Purchaser acknowledge that the brokerage(s) named as follows are the procuring cause of this transaction. Seller and Purchaser direct closing agent to disburse brokerage fees at closing as follows: 3% of the gross sales price to PRIMERICA GROUP ONE, INC.; and 3% of the gross sales price to USA REALESTATE, INC.

      9.2 Assignability. Purchaser shall have the absolute right and authority to assign this Agreement and all of its rights hereunder to any person, firm, corporation or other entity, subject to Seller's consent only if the assignment is to an entity not owned controlled by Purchaser, such consent not be unreasonably withheld, and any such assignee shall be entitled to all of the rights and powers of Purchaser hereunder. Upon any such assignment, such assignee shall succeed to all of the rights and obligations of the assignor hereof and shall, for all purposes hereof, be substituted as and be deemed the Purchaser. Upon any such assignment, Seller agrees that Purchaser shall be released and relieved of any liability hereunder.

     9.3  Risk of Loss by Condemnation.

          (a) All risk of condemnation prior to the Closing shall be on Seller. Immediately upon obtaining knowledge of the institution of any proceedings for the condemnation of the Property, or any portion thereof (including negotiations in lieu of condemnation), Seller will notify Purchaser of the pendency of such proceedings. Purchaser may, at its sole option, participate in any such negotiations and proceedings, and Seller shall from time to time deliver to Purchaser all instruments requested by it to permit such participation. Seller shall, at Seller's expense, diligently prosecute any such proceeding, and shall consult with Purchaser, its attorneys and experts and cooperate with them in any defense of any such proceedings.

          (b) If, after the Effective Date hereof and prior to the Closing, all or a part of the Property is subjected to a bona fide threat of condemnation by a body having the power of eminent domain or is taken by eminent domain or condemnation (or sale in lieu thereof), Purchaser may, be written notice to Seller, elect to cancel this Agreement prior to the Closing hereunder, in which event both parties shall be relieved and released of and from any further liability hereunder, and the Deposit made by Purchaser hereunder shall forthwith be returned to Purchaser, and thereupon this Agreement shall become null and void and be considered canceled. If no such election is made, this Agreement shall remain in full force and effect and the purchase contemplated herein, less any interest taken by eminent domain or condemnation, shall be effected with no further adjustment, and, upon Closing, Seller shall assign, transfer, and set over to Purchaser all of the right, title and interest of Seller in and to any awards that have been or that may thereafter be made for such taking.

     9.4  Mandatory Radon Disclosure.  Florida Statutes,
Section 404.056(6) requires the following language on at least one document executed prior to or simultaneously with this contract: "Radon is a naturally occurring radioactive gas that, when it is accumulated in a building in a sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from your county public health unit."

     9.5 Notices. Any notice to be given or to be served upon any party hereto, in connection with this Agreement must be in writing, and may be given by certified mail, return receipt requested, with postage prepaid, and shall be deemed to have been given and received when a certified letter containing such notice, properly addressed, with postage prepaid, is deposited in the United States Mail; and, if given otherwise than by certified mail, it shall be deemed to have been given when delivered to and received by the party to whom it is addressed. Such notices shall be given to the parties hereto at the following addresses:

FOR PURCHASER                        FOR SELLER
-------------                        ----------

MANASOTA GROUP, INC                  WDO VENTURE
2108 WHITFIELD PARK LOOP             9261 LAZY LANE
SARASOTA, FLORIDA 34243              TAMPA, FLA. 33614
                                     ATTN: RICHARD L.
TEADINSKI

WITH COPY TO:                        WITH COPY TO:

JOHN V. QURNLAN, ESQ.                SAM REIBER, ESQ.
P.O. BOX 551                         601 E. TWIGGS
BRADENTON, FL 34206                  TAMPA, FL 33602

     Any party hereto may, at any time by giving five (5) days' written notice to the other party hereto, designate any other address in substitution of the foregoing address to which such notices hereunder shall be sent.

     9.6 Entire Agreement; Modification. This Agreement embodies and constitutes the entire understanding between the parties with respect to the transaction contemplated herein. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Agreement. Neither this Agreement nor any provision hereof may be waived, modified, amended, discharged, or terminated except by an instrument in writing signed by the party against which the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument.

     9.7 Applicable Law and Venue. This Agreement shall be governed by, and construed in accordance with the laws of the state in which the Property is located. Each party hereto agrees to submit to the personal jurisdiction and venue of the state and federal courts located closest in distance to the Property, for a resolution of all disputes arising in connection with the terms and provisions of this Agreement.

     9.8  Headings.  Descriptive headings are for
convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

     9.9 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their heirs, personal representatives, successors and assigns.

     9.10 Counterparts. This Agreement may be executed in several counterparts, each constituting a duplicate original, but all such counterparts constituting one and the same Agreement.

     9.11  Time.  Time is of the essence of this Agreement.

     9.12 Interpretation. Whenever the context hereof shall so require, the singular shall include the plural, the male gender shall include the female gender and the neuter, and vice versa. This Agreement has been negotiated at arm's length and between persons sophisticated and knowledgeable in business and real estate matters. Accordingly, any rule of law or legal decision that would require interpretation of this Agreement against the party that has drafted it is not applicable and is waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the purposes of the parties and this Agreement.

     9.13 Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein.

     9.14  Escrow Agent.

          (1) Escrow Agent shall rely upon and shall be protected in acting or refraining from acting upon any oral notice, instruction or request furnished hereunder and believed by it to be genuine.

          (2) Escrow Agent undertakes to perform only such duties as are expressly set forth herein and shall not be bound in any way by any other agreement to the parties hereto.

          (3) The parties hereto agree that Escrow Agent shall not be liable to any of them for any matter or other thing arising out of the performance by Escrow Agent of its obligations hereunder except for acts or omissions resulting from Escrow Agent's gross negligence or willful misfeasance.

          (4)  In the event Escrow Agent shall receive
contrary instructions hereunder, or there shall be any dispute between the parties hereto as to the satisfaction of the conditions or there shall be uncertainty as to the meaning or applicability of any notice or provision hereof, then Escrow Agent shall, at its option, either retain the funds placed in escrow hereunder pending resolution of such dispute or clarification or deposit the sale funds in the appropriate Court and upon making such deposit, Escrow Agent shall thereupon be released from all further obligations hereunder.

          (5) The parties hereto jointly and severally agree to indemnify and hold Escrow Agent harmless from and against any and all costs, claims or damages against, arising out of or in connection with this Agreement or Escrow Agent's actions or failure to act hereunder, including without limitation the costs and expenses
(including reasonable attorneys fees) of defending itself against the claims of liability hereunder excepting, however, all costs, claims or damages arising out of gross negligence or willful misfeasance by Escrow Agent.

          (6) Seller and Purchaser acknowledge and agree that the Escrow Agent is the law firm representing the Seller in the subject transaction and in other matters from time to time and further agree that such law firm may continue or undertake such representations on behalf of such party in this transaction or in any other matters whatsoever, including but not limited to, any litigation between the parties relating to this Agreement or this transaction.

     9.15 Execution Date. This Agreement shall be of no force and effect unless by Seller and Purchaser on or before September 30, 1998.

     IN WITNESS VAMREOF, the parties hereto have executed this Agreement as of the day and year first above, written;
provided, however, that for the purpose of determining "the
Effective Date" as used in this Agreement, such date shall be the last date any of the parties hereto executes this Agreement.

WITNESSES AS TO PURCHASER:           PURCHASER:
                                     MANASOTA GROUP, INC.

 /S/ illegible             By:  /S/ Charles S. Conoley
-----------------------      -------------------------
                           Charles S. Conoley,
                           President
                           Taxpayer ID No.
                                          ------------
 /S/ illegible             Date of Execution: 9/30/98
-----------------------

WITNESSES AS TO SELLER:        SELLER:
                               WDO VENTURE, a
                               Florida limited
                               Partnership by
                               Primerica Developments,
                               Inc. a Florida
                               Corporation, as its
                               General Partner

 /S/ Sam Reiber                      By:
--------------------------     ----------------------
                               ----------------------
                               Taxpayer ID No.
                                        -------------
 /S/ Brenda L. Burgess      DATE OF EXECUTION: 9/29/98
----------------------

Attachment - Plat of property with following legal description:

PARCEL A (Outparcel)

AS A POINT OF REFERENCE COMMENCE AT THE NORTHEAST CORNER OF THE EAST 1/2 OF THE NORTHWEST 1/4 OF THE NORTHWEST 1/4 OF THE NORTHEAST 1/4 OF SECTION 13, TOWNSHIP 35 SOUTH, RANGE 17 EAST, MANATEE COUNTY, FLORIDA; THENCE RUN ALONG THE NORTH BOUNDARY OF SAID NORTHEAST 1/4 OF SAID SECTION 13, NORTH 89 deg. 26' 35" WEST, A DISTANCE OF 73.00 FEET TO THE INTERSECTION OF THE WESTERLY BOUNDARY OF HEATHERWOOD CONDOMINIUMS, PHASE 1, AS RECORDED IN CONDOMINIUM PLAT BOOK 17, PAGE 15 OF THE PUBLIC RECORDS OF MANATEE COUNTY, FLORIDA; THENCE SOUTH 00 deg.20' 48" WEST ALONG THE SAID BOUNDARY, A DISTANCE OF 40.88 FEET TO THE SOUTHERLY RIGHT OR WAY LINE OF 53RD AVENUE EAST AND A POINT ON A CURVE; THENCE ALONG THE ARC OF SAID CURVE BEING THE SOUTHERLY RIGHT OF WAY LINE OF 53RD AVENUE, CONCAVE TO THE NORTH HAVING A RADIUS OF 24773.99 FEET, SUBTENDED BY A CHORD AND CHORD BEARING OF
399.72 FEET, NORTH 89 deg. 54' 21" WEST, A DISTANCE OF
399.72 FEET TO THE POINT OF BEGINNING; THENCE DEPARTING SAID SOUTHERLY RIGHT OR WAY, SOUTH 00 deg. 09' 45" WEST, A DISTANCE OF 300.78 FEET; THENCE NORTH 98 deg. 48' 56" WEST, A DISTANCE OF 152.98 FEET TO THE EASTERLY RIGHT OF WAY LINE OF 9TH STREET EAST, THENCE ALONG SAID RIGHT OR WAY, SAID LINE BEING 40.00 FEET EAST OF AND PARALLEL TO THE WEST BOUNDARY OF THE NORTHEAST 1/4 OF SAID SECTION 13; THENCE NORTH 00 deg. 11' 04" EAST, A DISTANCE OF 70.88 FEET TO THE SOUTH BOUNDARY OF 53RD AVENUE RIGHT OF WAY AS RECORDED IN OFFICIAL RECORD BOOK 1176, PAGE 1912; THENCE SOUTH 89 deg. 24' 33" EAST, A DISTANCE OF 2.01 FEET; THENCE NORTH 00 deg. 09' 45" EAST ALONG SAID RIGHT OF WAY, A DISTANCE OF 209.00 FEET; THENCE NORTH 45 deg. 30' 59" EAST, A DISTANCE OF 31.41 FEET TO THE CUSP OF A CURVE,SAID CURVE BEING THE SOUTHERLY RIGHT OF WAY LINE OF 53RD AVENUE EAST, SAID RIGHT OF WAY LINE BEING 42.00 FEET SOUTH OF AND PARALLEL TO THE CENTER LINE OF SAID 53RD AVENUE EAST AS SHOWN ON THE FLORIDA DEPARTMENT OF TRANSPORTATION RIGHT-OF-WAY MAPS OF THE 53RD AVENUE EXTENSION; THENCE ALONG THE ARC OF SAID CURVE CONCAVE TO THE NORTH A DISTANCE OF 128.60 FEET, HAVING A RADIUS OF 24,773.99 FEET, A CENTRAL ANGLE 00 deg. 17' 51", SUBTENDED BY A CHORD OF 128.60 AND A CHORD BEARING OF SOUTH 89 deg. 17' 42" EAST TO THE POINT OF BEGINNING. SUBJECT TO ADDITIONAL RIGHT OR WAY FOR 9TH STREET EST ON THE WEST SIDE THEREOF AND FOR 53RD AVENUE EAST ON THE NORTH SIDE THEREOF.



                           EXHIBIT "A"
                           -----------

                   Property Legal Description



                           EXHIBIT "B"
                           -----------

                      Permitted Exceptions

-----------
EXHIBIT 6.4
-----------
                                   Richard Bennett
                                   2823 US Hwy 301 N.
                                   Suite 1
                                   Ellenton, FL. 34222
                                   941  722-6678

By this indenture of lease, dated October 8, 1998, Richard
C. Bennett, herein called Lessor, leases to Manasota Group,
Inc., herein called Lessee, the premises shown on the attached plan, Exhibit A, for use as offices, for a term of one (1) year(s), commencing on October 8, 1998 and expiring on October 7, 1999, at an annual rental rate of $5,400.00, payable in monthly installments of $450.00 plus tax.

1 Payments will be due and payable to Richard Bennett at 2823 U S Hwy. 301 North, Suite One, Ellenton, Fl. 34222.
2) Payment will be $1,413.00 upon execution of this lease, which shall constitute the first and last month's rent, tax, plus $450.00 Security Deposit. Additional monthly payments of $450.00 plus tax are due on the first day of each month thereafter. Any payment not received on or before the 10th day of the month in which it is due will be charged a 5% late fee. Any Florida State sales tax or federal taxes are the responsibility of the Lessee.
3) So long as Lessee performs its obligations, Lessor covenants to Lessee its quiet and peaceful possessions of the leased space and the right to use the same free from interference from other tenants in the same building or center.
4) Lessee agrees as follows: (a) to pay rent as due and to deliver possession of the premises to the Lessor upon termination of this lease in the same condition as received, ordinary wear and tear expected: (b) to use the premises in a quiet and orderly fashion without disturbance to other tenants in the building, and not to suffer or permit any violations of laws or ordinances therein: (c) assign or sublet without prior written consent of lessor, which lessor agrees will not be unreasonably withheld in the case of a proper assignee with good references.
5) Lessor may terminate this lease and enter and take possession of the premises from the Lessee, all without waiving any rights which it may have at law hereunder, without further notice or demand (all such notices and demands hereby be waived) following any of these events:
     a. That Lessee should fail to pay rent due hereunder within 30 days following written notice of default therein.
     b. That Lessee shall fail to commence curing any other violation of its covenants contained in this lease or any amendments hereto, within 30 days after written notice thereof, or, having commenced to cure the same as aforesaid, should fail to carry the same to conclusion with due diligence.
     c. Upon the adjudication of Lessee as bankrupt or the appointment of a receiver of its property-
6) If the premises or any building of which the premises is a part or any portion thereof, are made untenantable by fire, the elements or other casualty, rent for the entire premises or affected portion there of shall abate from the date of such casualty to restoration of tenantability. Lessor shall restore the same with all reasonable speed, and if Lessor does not restore the premises or the affected portion to tenantability within sixty days thereafter, Lessee may then terminate this lease, retroactive to the date of casualty. If the premises are more than fifty percent destroyed by such casualty, either Lessor or Lessee may terminate this lease, retroactive to such date, by written notice thirty days thereafter, failing such notice, Lessor shall restore the premises to tenantability within ninety days of such casualty and rent shall abate from the date of casualty.
7) Lessee agrees to provide normal maintenance to the interior of the leased premises. Lessor shall provide water and garbage pick up. The Lessee will contact Florida Power and Light Co. and have meter "C " transferred to Lessee.
8) Lessor has the right upon reasonable notice to enter the premises for reasonable inspections, and to show the same to prospective tenants.
9) Unless caused by the negligence or willful act of lessor or its agents or employees, Lessee waives all claims against Lessor for any and all damages to the property of Lessee, or from any act or neglect of any other tenant or occupant or any accident or theft in or about building.
1O) Subject only to Lessee's liability to repair damage caused by negligence of lessee or the negligence of its agents, employees, or occupants, Lessor shall at its expense maintain and keep in repair the exterior of the building and leased premises including parking lots, driveways and all structural parts, fixtures, water pipes, etc., except only those installations, if any, provided by Lessee.
11) Lessor will not unreasonably withhold consent to Lessee's erection of signs as are reasonably necessary to Lessee's business and are in keeping with the standards maintained in the building. It shall be solely, the Lessee's responsibility to secure any sign permits from the county if such is required.
12) Lessee, its employees, customer and visitors shall have the right to use such parking facilities as may adjoin or be available to the building. Parking spaces shall be limited to a Pro Rata share of the total number of spaces available.
13) Lessee may install interior petitions at his own expense and solely responsible for obtaining all necessary county approvals. Lessee agrees to carry liability insurance of at least $300,000. With the Lessor as an additional insured. At the expiration of this lease, the Lessee agrees to either leave the petitions or remove and restore the premises to its original condition, at the option of the Lessor.
14) The Lessee may terminate this lease at the end of the ninth month by providing 30 days Written Notice to the Lessor
15) If Lessee shall remain in the demised premises after the expiration of this lease without having executed an extension of this lease or a new written lease, the Lessor shall have the option to treat Lessee either:
     a) As one not lawfully entitled to possession of the premises, and shall thereupon be entitled to take lawful action for Lessee's immediate removal therefrom, or
     b) As a tenant for the next ensuing calendar month and for each separate ensuing calendar month thereafter, in which case said tenancy may be terminated by either Lessor or Lessee as of the end of any calendar month upon thirty days prior written notice, and Lessee shall pay monthly rent at the rate herein specified for each such month. No such holding over shall give rise, whether by operation of law or otherwise, to any other term or tenancy than that set forth in this paragraph.
           The Schedule Referred To Above
           ------------------------------

            (Floor plan of office space)



IN WITNESS WHEREOF, the parties have caused this lease to be executed on the date first written above, hereby binding their respective successors, assigns, heirs, executors and administrators.

   /S/ Tom Bennett                 /S/ Richard Bennett
-------------------------       ---------------------
     WITNESS                  LESSOR, RICHARD BENNETT

   /S/ Tom Bennett              /S/ Charles S. Conoley
------------------------        ----------------------
     WITNESS                  LESSEE, PRESIDENT

                                (no signature)
                              ------------------------
                                GRANTOR

-----------
EXHIBIT 6.5
-----------
                EMPLOYMENT AGREEMENT

     This Employment Agreement is made and entered into this 28th day of October, 1998, by and among Horizon
Bancorporation, Inc., a Florida corporation ("Holding
Company"), Horizon Bank (in formation), a Florida state bank
("Bank") and Charles S. Conoley, an individual resident of Manatee County, Florida ("Employee")

RECITALS:

A. The Holding Company and its shareholders have filed an application with the Division of Banking of the Department of Banking and Finance of the State of Florida for approval of a charter for Bank as a de novo Florida state bank;

B. It is contemplated that the Holding Company will undertake a public offering ("the "Offering") of its common stock for the purpose of using proceeds of the Offering to capitalize Bank;

C. Bank and Holding Company wish to employ Employee, effective as of the successful completion of the Offering
(as hereinafter defined), as the President and Chief
Executive Officer of Bank and Holding Company; and

D. The parties hereto desire to set forth the terms and conditions of the employment relationship between Bank and Holding Company and Employee.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein the parties agree as follows:

A.     Duties.
       ------

     1. Bank and Holding Company each hereby employ Employee as President and Chief Executive Officer, to hold the title of President and Chief Executive Officer, and to perform such services and duties as the Board of Directors may, from time to time, designate during the term hereof. Subject to the terms and conditions hereof, Employee will perform such duties and exercise such authority as are customarily performed and exercised by persons holding such offices, subject to the general direction of the Board of Directors of each of Bank and Holding Company, exercised in good faith and in accordance with standards of reasonable business judgment.

     2. Employee shall serve on the Board of Directors of Bank and Holding Company and shall be entitled to compensation paid to the other directors, except for fees paid to directors for attending meetings.

     3. Employee hereby accepts such employment and, during the term hereof, shall devote his full time, attention and efforts to the performance of his duties as aforesaid and shall not engage in any activity which may in any way be in competition with Bank's business.

B.     Term.
       ----

     1. The initial term of employment under this Agreement shall commence on the date of termination of that certain consulting agreement between Holding Company and Employee dated June 8, 1998 (the "Consulting Agreement") and shall continue until December 31, 2004, unless terminated earlier pursuant to the terms hereof. If, however, upon termination of the Consulting Agreement the Bank has not opened for business, Employee's compensation and terms of employment shall be governed according to the terms of the Consulting Agreement as though such Consulting Agreement were still in effect until such time as the Bank does open for business. From the date the Bank opens for business forward, Employee's employment shall be governed by the terms of this Agreement. Notwithstanding the foregoing, if the Bank has not opened for business by December 31, 1999, both the Consulting Agreement and this Agreement shall be considered null and void.

     2. Employment of Employee hereunder may be terminated by Bank upon the occurrence of any of the following events:

          a. The death of Employee;

          b. The complete disability of Employee, where "complete disability" means the inability of Employee, due to illness, accident, or other physical or mental incapacity to perform the services provided for hereunder for an aggregate of ninety (90) days within any period of one hundred eighty (180) consecutive days during the term hereof; or

          c. The discharge of Employee by the Bank for cause, where "cause" means:

               i. Employee having committed an act or
engaged in conduct which the Board of Directors considers to be inappropriate;

               ii. Such gross negligence or intentional misconduct as shall constitute, as a matter of law, a breach of the covenants and obligations of Employee hereunder;

               iii. Repeated failure or refusal by Employee to comply with directives of the Board of Directors made in good faith and in accordance with the provisions of this Agreement; or

               iv. Failure by Bank, as determined by a vote of two-thirds (2/3) of the members of the Board of Directors, to perform at acceptable levels of profitability and growth.

     Termination of employment by Bank shall constitute a tender by Employee of his resignation as an officer and director of Bank and Holding Company. Employees' rights and obligations in the event of termination shall be as set forth in Paragraph E hereof.

C.     Salary and Fringe Benefits.
       --------------------------

     1. For each of the partial year ending December 31, 1999 and calendar years 2000 and 2001, Bank shall pay
Employee an annual salary as fixed for each year by the Board of Directors, but which shall not be less than $96,000, payable in equal monthly installments thereafter.
Employee's annual salary shall be as fixed by the Board of Directors for each year, but which shall not be less than his annual salary for the previous year multiplied by 100% plus the percentage point increase in the Consumer Price
Index (as commonly determined) by comparing the December of the prior year to December of the year before the prior year.

     2. Employee shall be entitled to participate in any and all plans of Bank relating to profit sharing, group life insurance, medical coverage, retirement or other employee benefit plans that Bank or Holding Company may adopt for the benefit of its employees. Unless otherwise available under a plan maintained for all employees, Bank shall provide Employee with reasonable disability insurance.

     3. Employee shall be furnished the free use of a late-model, four-door sedan or sports utility vehicle and shall be entitled to a reasonable expense account (to include monthly country club dues and dues related to one civic/lunch club membership), the payment of reasonable expenses for attending annual and periodic meetings of trade associations, the payment of premiums with respect to a $250,000 term life insurance policy on his life (the beneficiaries of which are Employee's family), and any other benefits which are commensurate with Employee's position and responsibilities and functions to be performed by Employee under this Agreement

     4. At such reasonable times as the Board of Directors shall in its discretion permit, Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment under this Agreement, all such voluntary absences to count as vacation time. In this connection, Employee shall be entitled to an annual vacation: for the partial year ending December 31, 1999 - two (2) weeks, for the calendar year 2000 - three (3) weeks, and thereafter - 4 (four) weeks per year and shall schedule at least two consecutive weeks of vacation each year. Employee shall not be entitled to receive any additional compensation from Bank on account of his failure to take a vacation; nor shall he be entitled to accumulate unused vacation time from one year to the next.

D.     Performance Bonuses and Stock Options.
       -------------------------------------

     1. As long as Bank and Holding Company maintain either a CAMEL 1 or CAMEL 2 rating, for the fiscal year ending December 31, 1999 and for each calendar year thereafter during the term of this Agreement, Employee shall be entitled to receive a cash bonus not to exceed fifty percent (50%) of the annual salary in effect for such year computed as follows:

          a. For the partial year ending December 31, 1999, in an amount determined by the Board of Directors in its sole discretion, but not to exceed $10,000, payable on or before March 31, 2000.

          b. For each calendar year thereafter (2000-2004), an amount determined as a function of Bank meting or exceeding goals established jointly by Employee and the Board of Directors before the beginning of such year for such year with respect to a mix of criteria consisting of
(i) asset group, (ii) return on assets, (iii) return on equity, (iv) loan loss and (v) delinquencies, all in accordance with the following schedule:

Bonus Amount          Degree of Meeting or Exceeding Goal
------------          --------------------------------
10% of Annual Salary   Meeting or exceeding goals by
                         at least 10%
20% of Annual Salary   Exceeding goals by 10%-19.99%
30% of Annual Salary   Exceeding goals by 20%-29.99%
40% of Annual Salary   Exceeding goals by 30%-39.99%
50% of Annual Salary   Exceeding goals by 40% or more.

     The bonus payable under this Paragraph D.1.b. shall be paid in quarterly installments, during the year on the basis of results achieved during the prior quarter, with the final amount due for the year determined and paid (or refunded) on or before March 31 of the succeeding year. The relative weight accorded each of the criteria in determining the mix shall be fixed jointly by Employee and Board of Directors for each year and may vary from year to year.

     It is agreed and understood that no bonus shall be paid to Employee for a particular calendar year if at any time during such year Bank and Holding Company receive other than a CAMEL 1 or CAMEL 2 rating as a result of an examination by a relevant regulatory authority.

     2. Employee shall be granted options to purchase shares of common stock of Holding Company, as follows:

Date of Grant:             On the commencement date of
                           this Agreement
Number of Shares:          3% of the total number of
                           shares sold in the Offering
                           (the "Total Number of
                           Shares")
Exercise Price and Period: $5.00 per share; 10 years
                           from date of grant
Regular Vesting Schedule:  .60% of the Total Number of
                           Shares on each of December
                           31, 1999, 2000, 2001, 2002
                           and 2003
ISO's or Non-qualifying
  Stock Options:           To be determined jointly by
                           Employee and Board of
                           Directors of Holding
                           Company

E.     Post-Termination Matters.
       ------------------------

     1. Upon termination of employment hereunder for any reason, Employee shall not become engaged, in any capacity whatsoever, in the commercial banking business within Manatee County for a period of one (1) year. Consistent therewith, during such year, Employee shall not:

          a. Furnish anyone with the name of any customer of the Bank;

          b. Solicit the commercial banking business of, directly or indirectly, any customer of Bank;

          c. Furnish, use, or divulge to anyone any information acquired by him from Bank relating to Bank's methods of doing business; or

          d. Cause, directly or indirectly, any employee of Bank to leave his or her employment to work in the commercial banking business.

     2. Upon termination of employment hereunder by operation of Paragraphs B.2a. or B.2b hereof, (a) Employee (or his estate) shall be entitled to a severance payment equal to the annual salary and bonus, if any, that would have been due Employee for the six (6) full months following the date of termination, computed on the basis of salary and bonus, if any, in effect for the year in which such termination occurs, such severance payment payable in equal installments over such six (6) full month period and (b) all stock options granted Employee pursuant to Paragraph D.2. hereof not then yet vested shall vest on the date of such termination.

F.     Change of Control.
       -----------------

     1. In addition to any severance payments otherwise due
Employee hereunder, if, during the term of this Agreement, there occurs a change of control (as hereinafter defined) of Bank, then

          a. If the change of control was opposed by Bank's or Holding Company's Board of Directors and Employee's employment is terminated for whatever reason during the two-year period succeeding the date of change of control (including by way or voluntary termination), Bank shall pay Employee (or his estate) a lump sum severance payment equal to twice his highest annual salary in any of the three (3) full calendar years preceding such termination; but,

         b. If the change of control was not opposed by Bank's or Holding Company's Board of Directors and
Employee's employment is terminated during the two-year period succeeding the date of the change of control, other than for cause (as defined herein), Bank shall pay Employee
(or his estate) a lump sum severance payment equal to one-time his highest annual salary in any of the three (3) full calendar years preceding such termination.

     2. In addition, upon the occurrence of any change of control, all stock options granted Employee pursuant to Paragraph D.2. hereof not yet vested shall vest on the date of occurrence of such change of control.

     3. For purposes hereof, "change of control" means (a) the acquisition of 25% or more of the voting securities of Holding Company or Bank by any person or persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, or (b) the acquisition of a percentage of voting securities of Holding Company or Bank between 10% and 25% if the Board of Directors of Holding Company or Bank, or any regulatory authority, has made a determination that such acquisition constitutes a change of control.

G.     Waiver of Provisions.
       --------------------

     Failure of any of the parties to insist, in one or more instances, on performance by the others in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder to insist on the future performance of any such term or condition, or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by or on behalf of all the parties.

H.     Governing Law.
       -------------

     This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida. If for any reason any provision of this Agreement shall be held by a court of competent jurisdiction to be void or unenforceable, the same shall not affect the remaining provisions thereof.

I.     Modification and Amendment.
       --------------------------

     This Agreement contains the sole and entire agreement among the parties hereto and supersedes all prior discussions and agreements among the parties, and any such prior agreements shall, from and after the date hereof, be null and void. This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.

J.     Counterparts.
       ------------

     This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

K.     Agreement Nonassignable.
       -----------------------

     This Agreement may not be assigned or transferred by any party hereto, in whole or in part, without the prior written consent of the others.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the year and date first above written.

"Employee"               "Holding Company"
                          Horizon Bancorporation, Inc.

 /S/ Charles S. Conoley   By:  /S/ David K. Scherer
------------------------     -------------------------
Charles S. Conoley           David K. Scherer

                               /S/ MaryAnn P. Turner
                             -------------------------
                             MaryAnn P. Turner
                             Authorized Agents

                            "Bank (in formation)"

                          By:  /S/ David K. Scherer
                             -------------------------
                             David K. Scherer

                               /S/ MaryAnn P. Turner
                             -------------------------
                             MaryAnn P. Turner
                             Authorized Agents

-----------
EXHIBIT 6.6
-----------

             STOCK REDEMPTION AGREEMENT

     This Agreement is made this 28th day of October, 1998, by and among Charles S. Conoley, M. Shannon Glasgow, Bruce
R. Woodruff, Stephen C. Mullen, Bruce E. Shackleford, Warren
E. Gagner, David K. Scherer, MaryAnn P. Turner and Clarence
R. Urban (hereinafter collectively the "Shareholders").

(A) In connection with the Company's organization and preparations for an initial public offering of the Company's common stock, the Shareholders have purchased, collectively 21,600 shares of the Company's Stock (the "Organizational Shares").

(B) In anticipation of the public offering of the Company's common stock the Shareholders and the Company desire to provide for the mandatory redemption of the Organizational Shares upon the successful completion of the public offering.
NOW, THEREFORE, in consideration of the mutual covenants, conditions and restrictions set forth herein, the parties hereto agree as follows:

       1. Redemption of Shares. Following successful completion of the public offering, and as soon as practicable after the Offering proceeds have been released from escrow to the Company, the Company shall purchase and the Shareholders shall sell all Organizational Shares then issued and outstanding.

      2. Redemption Price. The price to be paid by the Company for redemption of the Organizational Shares shall be the original purchase price of $5.00 per share.

      3. Binding Obligation. The Company's obligation to purchase and the Shareholder's obligation to sell shall be mutually binding obligations subject only to the condition that the public offering be successfully completed and that the Offering proceeds are released from escrow to the Company on an unrestricted basis. The above obligations shall also bind the parties' heirs, successors and assigns.

      4. Entire Agreement. This Agreement supercedes all Agreements previously made between the parties with respect to the subject matter hereof. There are no other Agreements, oral or written, between the Parties concerning the subject matter hereof.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the 28th day of October, 1998.
COMPANY:

     HORIZON BANCORPORATION, INC.

By:
   ------------------------------
   Charles S. Conoley, President

(Signatures continued on next page)

SHAREHOLDERS:

-------------------------      --------------------
Charles S. Conoley             Warren E. Gagner

-------------------------      --------------------
M. Shannon Glasgow             Stephen C. Mullen

-------------------------      --------------------
David K. Scherer               Bruce E. Shackleford

-------------------------      --------------------
Mary Ann P. Turner             Charles R. Urban

-------------------------
Bruce R. Woodruff

-----------
EXHIBIT 6.7
-----------

SunTrust Bank, Central Florida, N.A.
Financial Institutions Group
Mail Code 0-2068
200 S. Orange Avenue
Orlando, FL 32801
Fax (407) 237-6897
----------------------------------------------------

SunTrust

November 2, 1998

Charles S. Conoley, President
Horizon Bancorporation, Inc.
P.O. Box 14684
Bradenton, Fl, 34280

RE: Letter of Commitment

Dear Charlie,

SunTrust Bank, Central Florida, N.A. (Hereinafter 'Lender'), is pleased to offer this nonassignable commitment. This commitment is based upon the accuracy of all facts, statements, financial and other information provided by Borrower to Lender as part of the loan request. This commitment to lend is further conditioned upon the terms outlined below and is subject to execution and delivery of all documents (Loan Documents) required by Lender in connection with closing the loan described herein.

While this commitment generally sets forth the provisions, terms, and conditions of the Loan, it is not all inclusive and any additional specific provisions, terms and conditions will be documented to Lender's satisfaction in the form of the required Loan Documents.

BORROWER:           Horizon Bancorporation, Inc.
---------

GUARANTORS:         Charles S. Conoley
-----------         Michael S. Glasgow
                    Stephen C. Mullen
                    David K. Scherer
                    Bruce E. Shackelford
                    Mary Ann P. Turner
                    Bruce R. Woodruff
                    Clarence R. Urban

                    Guarantee on a 125% prorata basis.

LOAN AMOUNT:        $300,000
------------

PURPOSE:            To provide funding for
--------            organizational expenses
                    incurred during the formation
                    of the bank.

TERMS:              One year non-revolving lines of
------              credit with interest payable
                    monthly and principal due at
                    maturity.

COLLATERAL:         UCC filings on all furniture,
-----------         fixtures and equipment as well as
                    leasehold improvements.

PRICING:            Prime - 1%.
--------

FEES:               $125.00
-----

    By acceptance of this commitment, the Borrower agrees to pay any out-of-pocket expenses incurred by the Bank in connection with the underwriting of or incidental to the loan, including applicable documentary stamp (if any) and intangible tax (if any), recording/filing fees, lien and financing statement search fees, and all fees and expenses of the Bank's Counsel, and in each instance whether or not the Loan is closed or the proceeds disbursed thereunder. No prepayment penalty will be assessed if the loan is satisfied prior to the Maturity Date.

Borrower will be required to execute Promissory Notes, Security Agreements, and all other documentation required at the sole discretion of SunTrust Bank, in a form and substance acceptable to SunTrust Bank.

Thank you for allowing SunTrust Bank to service your financial needs. Please do not hesitate to call me at (800)
432-4760 Ext. 6741 if you have any questions or if I can be of additional assistance.

Sincerely,

/S/ Kathy S. Petrone

Kathy S .Petrone
Corporate Banking Officer
Sun Trust Bank, Central Florida, National Association

The undersigned hereby accepts this Commitment on this 5th day of November, 1998:


BORROWER:

Horizon Bancorporation, Inc.

By:   /S/ Charles S. Conoley
   -------------------------------
     Charles S. Conoley, President

-----------
EXHIBIT 6.8
-----------

                Horizon Bancorporation, Inc.

              1,500,000 Shares of Common Stock
                  (Par Value .01 Per Share)

                      Agency Agreement

                                            December 17,1998

ATTKISSON, CARTER & AKERS
3060 Peachtree Road, NW
Suite 1400
Atlanta, Georgia 30305

Dear Sirs.

Horizon  Bancorporation,  Inc., a Florida  corporation  (the
Company"),  hereby  confirms its  agreement  with  ATTKISSON
CARTER & AKERS (the "Agent"), as follows:

1. Background. The Company proposes to offer on a "best efforts basis", up to 1,500.000 shares of common stock (the "Shares") at a price of $5 per share in an offering to the public (the "Offering"). The company has filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission (the "Registration Statement") pursuant to which the Company will register the Shares for sale to the public. All terms not defined herein shall have the meaning given to them in the Registration Statement. On terms and conditions specified in this Agency Agreement (the "Agreement"), the Agent, for the compensation specified below, will provide the services specified in this Agreement to assist the Company in the Offering.

2.   The Offering.

     2.1 Services to be Rendered. In consideration of the payment of the fees set forth in Section 2.3 hereof, the Agent shall use its best efforts to offer the Shares to the investing public in Florida and any other state or states where the Company deems it appropriate to register the Offering. The Agent shall also, for the same consideration, perform the services set forth in Attachment A to this Agreement.

     2.2  Exclusive  Engagement.   The  Company  shall   not
          engage any other person other than the Agent to solicit offers or sales of Shares during the Offering Period (as hereafter defined). However,
          the   Company,   may,  in  its  sole   discretion,
          terminate this Agreement at any time after  ninety
          (90) days after the date hereof. Upon termination, the Agent shall be entitled to the investment banking fee of $10,000, the commissions to which it would have been entitled up to the date of termination under the terms hereof, and its out-of-pocket expenses up to $6,000.

     2.3 Compensation. The Company shall pay to the Agent for the Agent's services in connection with the Offering a 3% (i.e., $.15 per share) commission on all Shares sold in the Offering. No commissions shall be paid on Shares purchased by the organizing directors or on Shares purchased by a pre-approved list of close relatives of the organizers. The Company may elect at any time during the Offering Period to allow the Agent to syndicate the remaining shares in the Offering to a NASD member broker-dealer network (the "Syndicate"). Upon this election, an 8% commission shall be paid on all Shares sold by the Syndicate members. Notwithstanding anything in the Agreement to the contrary, no commission of any kind shall be considered to have been earned by the Agent until the conditions set forth in the Registration Statement for the release of Offering proceeds by the Escrow Agent to the Company are satisfied and such proceeds are actually released. Any commission then earned with respect to subscriptions then accepted by the Company will be paid for the first time within five (5) business days after the Offering Proceeds are released by the Escrow Agent to the Company. Any commissions earned for periods subsequent to such release will be paid on a bi-weekly basis with respect to subscriptions accepted by the Company. In connection therewith, the Company may accept or reject, in its sole discretion, any subscription for Shares generated by the Agent in its selling efforts hereunder.

     2.4 Payment of Expenses. The Company will pay all of its expenses in connection with the Offering, including, but not limited to, the Company's attorneys' fees, expenses for auditing and accounting services, advertising fees, all securities registration and postage, document reproduction expenses, and the engraving, issuance, transfer and delivery of certificates for the Shares. The Agent shall be responsible for and shall pay all expenses associated with the creation of the market plan and the marketing materials. All other out-of-pocket expenses incurred by the Agent in connection with the Offering shall be reimbursed by the Company on a monthly basis as invoiced; however, these expenses shall be capped at $6,000, including the Agent's legal expenses, the NASD filing fee and all travel and room and board expenses.

     2.5 Blue Sky. To the extent required by applicable state securities law, the Agent may need to obtain or confirm exemptions, qualifications or registration of the Shares under applicable state securities laws. The cost of such legal work and related filing fees wil be paid by the Company and will depend upon the states in which the Company wishes to make sales.

     2.6 Sale and Delivery of Shares. Agent will offer the Shares for sale during the period (the "Offering Period") commencing with the date that the Registration Statement is declared effective by the SEC (the "Effective Date") until the earlier to occur of (a) the Maximum Offering is achieved,
          (b) an earlier termination of the Offering by the Company pursuant to the Registration Statement or
          (c) termination of this Agreement by the Company.

     2.7 Escrow Agreement. It is acknowledged that the proceeds from the sale of Shares will be placed in a special account with SunTrust Bank Central Florida, N.A. (the "Escrow Agent"), subject to an escrow agreement substantially in the form of the Escrow Agreement which is attached hereto as Exhibit B and incorporated herein by the reference (the "Escrow Agreement").

3.    Representations,  Warranties  and  Agreements  of  the
Company. The Company hereby represents and warrants to, and agrees with the Agent that:

     a. The prospectus, including any amendments or supplements thereto (the "Prospectus") when made available to prospective purchasers throughout the Offering Period, will comply in all material respects with Federal statutes, regulations and policy statements applicable thereto, including, without limitation, the applicable rules, regulations and policy statements of the Securities and Exchange Commission (the "SEC"). At all times during the Offering Period, the Prospectus will contain all information including financial statements that are required to be included therein in accordance with applicable regulations (including interpretations thereof), and policy statements of the SEC and the Prospectus will not include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they are made not misleading.

     b.   The  Company  is,  and  at all  times  during  the
          Offering Period will be, a corporation duly incorporated and organized and is, and will be, validly existing and in good standing under the laws of the State of Florida. The Company has, and at all times during the Offering Period will have, full power and authority to own or lease all of its properties and conduct all of its business as described in the Prospectus.

     c. The Company is, and at all times during the Offering Period will be, duly qualified to do business and in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification.

     d. The financial statements contained in the Prospectus present fairly and accurately the financial position of the Company as the respective dates thereof and the results of operations of the Company for the respective periods covered thereby, all in conformity with generally accepted accounting principles applied on a consistent basis throughout the entire periods involved.

     e. At all times during the Offering Period, except as set forth in or contemplated by the Prospectus (as it may be amended), (i) the Company will not have incurred and will not incur any material liabilities or obligations, direct or contingent, except for liabilities or obligations entered into in the ordinary course of business, and will not have entered into and will not enter into any material transactions; and (ii) there will have been no, and there will be no, material adverse change, or any development relating to the Company which the Company has cause to believe would involve a prospective material adverse change in or affecting the business, business prospects, general affairs, management, financial position, net worth, results of operations, or properties of the Company, or the value of the assets of the Company.

     f. Except as set forth in or contemplated by the Prospectus, to the best of its knowledge, the Company does not have and will not have during the Offering Period any material contingent liabilities or obligations.

     g. There are no actions, suits or proceedings pending or, to the best of its knowledge, threatened against or affecting the Company or its business, business prospects, financial condition, results of operations or properties, or against or affecting any of its principal officers, before or by any federal or state court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign, wherein an unfavorable ruling or decision or finding would materially and adversely affect the business, business prospects, financial condition, results of operations, or properties of the Company.

     h. At all times during the Offering Period, the Company will have title to all properties and assets described in the Prospectus as being owned by the Company, free and clear of all liens, charges, encumbrances or restrictions, except (i) such as are described in the Prospectus, (ii) a mortgage with respect to the parcel where the main banking facility will be constructed or (iii) which are not material to the business of the Company. At all times during the Offering Period, the Company will have valid, existing and enforceable leases to the properties and equipment described in the Prospectus as being leased by the Company, with such exceptions as are not material and do not materially interfere with the uses made, and proposed to be made, of such properties by the Company.

     i. The Company has filed all federal and state income tax returns which are required to be filed by it and has paid all taxes shown on such returns and on all assessments received by it to the extent such taxes have become due. To the best of its knowledge, all taxes with respect to which the Company is obligated have been paid or adequate accruals have been established to cover any such unpaid taxes.

     j. The Company is not, and at all times during the Offering Period will not be, in violation of its articles of incorporation or bylaws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any bond, debenture, note or other evidence of indebtedness or in any contract, indenture, mortgage, loan agreement or other agreement or instrument to which the Company is a party or by which it or any of its properties is bound, and the Company is not, and at all times during the Offering Period will not be, in violation of any law, order, rule, regulation, writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign, of which it has knowledge. Neither the Company, nor any employee or agent thereof, has made any payment of funds of the Company or received or retained nay funds in violation of any law, rule or regulation which payment, receipt or retention of funds is not fully disclosed in the Prospectus.

     k. At all times during the Offering Period, there will be no document or contract of the character required to be described in the Prospectus which is not described as required, and the descriptions in the Prospectus are accurate and complete and fairly present the information required to be shown.

     l. No statement, representation, warranty or covenant made by the Company in this Agreement or made in any certificate or document required by this Agreement to be delivered to the Agent was or will be, when made, inaccurate, untrue or incorrect in any material respect.

     m. The Company has full right, power and authority to enter into this Agreement and this Agreement has been duly authorized, executed and delivered by the Company and will be, upon acceptance by the Agent, a valid and binding agreement of the Company enforceable in accordance with its terms. The performance of this Agreement and the consummation of the transactions contemplated herein will not result in a breach or violation of any of the terms or provision of, or constitute a default under the articles of incorporation or the bylaws of the Company, any obligation, agreement, covenant or condition contained in any bond, debenture, note or other evidence or indebtedness or in any contract, indenture, mortgage, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties is bound, or any law, order, rule, regulation, writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign, and will not result in the creation or imposition of any lien, charge claim or encumbrance upon any property or asset of the Company. No consent, approval, authorization or order of any government, governmental instrumentality or court is required in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement except such as may be required by the NASD or by state regulatory authorities under state securities or blue sky laws in connection with the distribution of the Shares or in connection with the Agent's services hereunder.

     n. For purposes of the Agent's obligation to file certain documents and make certain representations to the NASD in connection with the Offering: (i) the Company has not placed any securities within the last eighteen months; (ii) there have been no material dealings within the last twelve months between the Company and any NASD member or any person related to or associated with any such member; (iii) except as contemplated by this Agreement, no financial consulting contracts are outstanding with any other person; (iv) there has been no intermediary between the Agent and the Company in connection with the Offering and no person is being compensated in any manner for providing such intermediary service.

4.   Representations, Warranties and Agreements of the
Agent. The Agent represents and warrants to, and agrees with the Company that:

          a. The Agent and all of its agents and representative have or will have all required licenses and registrations to perform the Agent's obligations under this Agreement, and such licenses and registrations will remain in effect during the term of this Agreement.

          b. Any and all information furnished to the Company by the Agent in writing expressly for use in the Prospectus will not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          c. In its selling efforts hereunder, the Agent will not use, utter or publish any statement which is neither (i) contained in the Prospectus nor (ii) approved in advance by the Company.

          d. All checks and funds which might be received by the Agent with respect to the Offering shall be made payable to the Escrow Agent and transmitted directly to the Escrow Agent by noon of the next business day after receipt by the Agent.

          e. The Agent shall deliver to the Company the original copies of all subscription documents of prospective purchasers received by the Agent in the Offering, and the Agent will promptly inform the Company of any facts which come to the Agent's attention which would cause a reasonable person to believe that such subscription documents contain any material misstatement or omission.

5.   Covenants

      5.1 Covenants of the Company. The Company further agrees with and covenants to the Agent as follows:

     (a) To comply with the "Blue Sky" and other securities laws and regulations of each state in which subscriptions are solicited in the Offering and to assist the Agent in any necessary registration or filings that may be required of the Agent with respect to the Offering, in the states mutually agreed upon by the Agent and the Company, with any cost of such registrations or filings incurred by the Agent to be borne by the Company at its sole expense. The Company will advise the Agent promptly of the issuance by any state regulatory authority of any stop order or other order suspending the registrations or exemptions therefrom of the Prospectus or of the institution of any proceedings for that purpose, will use its best efforts to prevent the issuance of any stop order or other such order, and should a stop order or other such order be issued, to obtain as soon as possible the lifting thereof.

     (b) To furnish the Agent with such numbers of printed copies of the Prospectus, with all amendments, supplements and exhibits thereto, together with subscription materials, as the Agent may reasonably request, and similarly, to furnish the Agent and others designated by the Agent with as many copies of additional sales literature or other materials approved by the Company for use in connection with the Offering as the Agent may reasonably request.

     (c) Promptly to furnish such information and execute and file such documents as may be necessary for the Company to offer and sell the Shares in full compliance with applicable state and federal statutes, regulations and policy statements.

     (d) To advise the Agent promptly if any event known to the Company shall have occurred as a result of which the Prospectus in its then current form (including any amendments or supplements thereto) would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, no misleading.

     (e) To utilize or furnish no sales literature in connection with the Offering, other than the Prospectus, unless such other sales literature has been approved by the SEC and the NASD, if necessary, and furnished to the Agent at least ten
          (10) days prior to its first use and the Agent has failed to object to the contents of, or the proposed use of, such other sales literature.

      5.2 Covenants of the Agent. The Agent further agrees with and covenants to the Company as follows:

     (a) To comply with the Blue Sky and other securities laws and regulations of each state in which subscriptions are solicited in the Offering. The Agent will advise the Company promptly of the issuance by any state regulatory authority of any stop order or other such order, and should a stop order or other such order be issued, will obtain as soon as possible the lifting thereof.

     (b) To utilize or furnish no sales literature in connection with the Offering, other than the Prospectus, unless such other sales literature has been approved by the Company, the SEC and the NASD.

6. Conditions of the Agent's Obligations. The Agent's obligation to effect the transactions contemplated by this Agreement shall be subject to the continuing accuracy throughout the Offering Period of the representations, warranties and agreements of the Company, the performance by the Company of all of its obligations under this Agreement, and the following further terms and conditions:

     (a) At the Effective Date, the Agent shall have received the favorable opinion of DINUR & ASSOCIATES, P.C. ("D&A") counsel for the Company, dated as of the Effective Date, to the effect that:

          (i) Company was duly organized as a corporation, and is existing and in good standing, under the laws of the State of Florida.
          (ii) Company has the corporate power to execute and deliver this Agreement, to perform its obligations hereunder, to own and use its Assets and to conduct its business.
          (iii) Company has authorized the execution and delivery of this Agreement and all performance by Company hereunder and has duly executed and delivered this Agreement.
          (iv) The execution and delivery by Company of this Agreement do not, and if Company were now to perform its obligation under this Agreement such performance would not, result in any: (1) violation of the Company's articles or incorporation or bylaws; (2) violation of any existing federal or state constitution, statute, regulation, rule, order, or law to which Company or its assets are subject;
               (3) breach of or default under any material agreements; (4) creation or imposition of a contractual lien or security interest in, on or against the assets or under any material agreements; or (5) violation of any judicial or administrative decree, writ, judgment or order to which, to D&A's knowledge, the Company or the assets are subject.
          (v)  The Agreement is enforceable against the Company.
          (vi) No consent, approval, authorization or order of any government, governmental instrumentality or court is required in connection with the consummation of the transactions contemplated by this Agreement except such as may be required by the SEC, the NASD, or by state regulatory authorities under state securities or blue sky laws in connection with the distribution of the Shares by the Agent.
          (vii)     The Shares conform in all material respects to the
               description thereof contained in the Prospectus.
          (viii)    The issued and outstanding capital stock of the
               Company has been, and the Shares to be sold in the Offering, when issued and delivered against payment of the agreed consideration therefor, will be, duly authorized and validly issued, and are, or will be, fully paid and nonassessable.
          (ix) The Shares to be delivered are in due and proper form.

     The opinion of D&A shall be governed by, and interpreted in accordance with, the January 1, 1992 edition of the Interpretive Standards applicable to Legal Opinions to Third Parties in Corporate Transactions adopted by the Legal Opinion Committee of the Corporate and Banking Law Section of the State Bar of Georgia (the "Interpretive Standards"), which Interpretive Standards shall be incorporated in the opinion letter.

     (b) At the Effective Date, there shall be furnished to the Agent a certificate, dated as of the Effective Date, signed by the President and Secretary of the Company (collectively the "Officers") in form and substance satisfactory to the Agent (the "Certificate") to the effect that, to their best knowledge and belief:

          (i) The Officers of the Company have carefully examined the Prospectus, and as of the date of such Certificate, the statements in the Prospectus are true and correct, and the Prospectus does not misstate or omit to state a material fact required to be stated therein or necessary to make the statements therein not untrue or misleading.
          (ii) The conditions to the performance of the Agent's obligations under this Agreement have been complied with.
          (iii) Each of the representations and warranties of the Company contained in this Agreement was when originally made and is as of the date of such Certificate true and correct.
          (iv) No order from any regulatory body has been issued and no proceedings have been instituted, or to the knowledge of such Officers contemplated, to prevent the consummation of the Offering.

7.   Indemnification.

     (a) The Company will indemnify and hold harmless the Agent, its officers, directors, counsel, representatives and persons who control the Agent within the meaning of the Securities Exchange Act of 1934, from and against all losses, claims, damages and liabilities, joint and several, to which any of the aforesaid parties, including the Agent (collectively, the "Agent Parties"), may become subject, under federal or state securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, or in any Blue Sky application or other document executed by the Company or on its behalf for the purpose of qualifying any or all of the Shares for sale under the securities laws of any jurisdiction, or based upon written information furnished by the Company under the securities laws thereof; if any omission to state in the Prospectus, or in any Blue Sky application, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will further reimburse the Agent Parties, and each and every one of them, for any legal or other expenses reasonably incurred by any one or more of the Agent Parties in connection with investigating and defending such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any case to the extent that the subject loss, claim, damage or liability arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and unconformity with written information furnished to the Company by the Agent specifically for use in the preparation of the Prospectus, Blue Sky application, or any amendment or supplement thereto. The indemnity provided for in this Section 7(a) will be in addition to any liability which the Company may otherwise have.

     (b) The Agent will indemnify and hold harmless the Company, its officers, directors, counsel, representatives and persons who control the Company which the meaning of the Securities Exchange Act of 1934, from and against all losses, claims, damages and liabilities, joint and several, to which any of the aforesaid parties, including the Company (collectively, the "Company Parties"), may become subject, under federal or state securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement of material fact used, uttered or published by the Agent in its selling efforts hereunder, unless such fact was contained in the Prospects, any Blue Sky application, or any amendment or supplement thereto and did not fall within the scope of the next-to-the-last sentence of section 7(a) above; (ii) the omission to use, utter or publish by the Agent, a material fact required or necessary in order to make the statements contained in the Prospectus, any Blue Sky application, or any amendment or supplement thereto not misleading; or (iii) arising out of any misrepresentation by the Agent in this Agreement or any breach of warranty by the Agent with respect to this Agreement. The Agent will further reimburse the Company Parties for legal or other expenses reasonably incurred by the Company Parties in connection with investigating or defending any loss, claim, damage, liability or action under this Section (7)(b). The indemnification provided for in this Section 7(b) shall be in addition to any liability which the Agent may otherwise have.

     (c) Promptly after receipt by an indemnified party under Section (7)(a) or (7)(b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such Section, notify the indemnifying party in writing of the commencement of the action; but the omission so to notify the indemnified party shall not relieve it from any liability which it may have to an indemnified party otherwise and under such Section. In any case any such action shall be brought against any indemnified person, then it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein, and, to the extent it shall so wish, jointly with any other indemnifying party similarly notified, the indemnifying party may assume the defense thereof, with counsel satisfactory to such indemnified party (who may also be counsel to the indemnifying party only if the representation of both parties does not constitute a conflict) and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such Section for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.

8. Survival Clause. The respective indemnities, agreements (including, without limitation, the agreement set forth in Section 7 hereof), representations, warranties and other statements of the Company and the Agent as set forth in this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or behalf of the Agent, any officer or director of the Agent, or counsel therefor, or the Company or any officer or director of the Company, or counsel therefor, and shall survive any termination of this Agreement and the receipt of any payment for the Shares.

9. Notices. All notices under this Agreement shall be in writing and if sent to the Agent shall be mailed, delivered or telegraphed to the Agent at the address first provided above, and if sent to the Company shall be mailed or delivered to the Company at its present headquarters address, 3005 26th Street West, Suite C, Bradenton Florida 34205, Attention: President. Any notice shall be deemed to have given when it is received by the party to whom it is addressed.

10.   Governing  Law.   Except to  the  extent  governed  by
preemptive federal law, this Agreement shall be governed by and construed in accordance with the substantive laws of the State of Florida.

11.   Counterparts.   This Agreement may be executed in  one
or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

                                    HORIZON  BANCORPORATION,
INC.




By:_____________________________
                                         Charles S. Conoley
                                         President


      ACCEPTED  AND  AGREED TO this _____ day  of  December,
1998.


                                   ATTKISSON CARTER & AKERS



By:_____________________________


Title:____________________________


-----------
EXHIBIT 6.9
-----------
BANK RESOURCES, INC.

                                                Suite 106-36
                                       4290 Bells Ferry Road
                                     Kennesaw, Georgia 30144
                           (770) 591-7011 Fax (770) 516-9247

============================================================
==========

                        June 22, 1998

Organizers & Directors of a Proposed FL Novo Bank

Bradenton, Manatee County, FL

Ladies and Gentlemen,

We are pleased to offer the following description of the terms our services to you in connection with the organization of a FL novo bank and bank holding company to be located in Manatee County, FL. If the terms of our engagement meet with your approval please so indicate by signing the enclosed copy of this letter and returning it to us for our files. Our engagement will cover the following:

             Assistance With Regulatory Process

We understand that you wish to file a charter application with the Florida State Banking Department (the "FBD") or, alternatively, the Office of the Comptroller of the Currency (the "OCC") (collectively "the regulators") to organize a new commercial bank (the "charter application") and simultaneously file an application with the Federal Deposit Insurance Corporation (the "FDIC") for deposit insurance.
We also understand that you wish to file an Application to become a Bank Holding Company with the Board of Governors of the Federal Reserve System (the "Fed").

We will determine the specific regulatory steps needed to be taken before submitting your application and advise you about such matters as the filing fees, publication of notices, and brief you about the policies and procedures generally applied by the regulators and the FDIC to evaluate such applications.

We will be responsible for preparing a feasibility analysis for your new bank to demonstrate that there is a need for the bank and that the convenience of the community will be enhanced by a new bank. The analysis will include demographic data for the proposed bank's primary service area, information on your competition and other relevant information and data which is required to be set forth in the applications. The feasibility analysis will be contained in and part of the charter application.

We will prepare a business plan for the new bank including the specific types of proposed services to be offered by your new bank and the pricing of same. The business plan will also define the appropriate capital structure for the new bank and the supporting rationale for the structure.

We will propose draft policies and procedures to cover administrative functions of the new bank including, but not limited to, lending, investment, security and audit with a view toward assisting the new bank in passing the field examination conducted by the regulators, and the FDIC before the applications will be approved.

We will assist in preparing each Organizers' confidential
Interagency Biographical and Financial Report (the "IBF"), which must be filed with the charter application, to ensure that such information complies as to form and completeness with customary regulators, FDIC and Fed review standards.
Of course it will be incumbent upon each Organizer to actively participate in the preparation of this statement.

We will assist in the preparation of the FR Y-1. We will assist in the preparation of an Application to become a Bank Holding Company (collectively the "BHC App") and in preparing an appropriate pro forma balance sheet and income statements, as required by the Fed. We will assist you in responding to any questions or requests for additional information from the Fed concerning this application.

We will help you respond to any questions about the applications from the regulators, the FDIC and the Fed and work expeditiously to provide additional information, clarifications, and modifications, as necessary, to the applications so that the applications are deemed
"Technically complete" and "accepted" for processing.

We will work with your legal counsel in the preparation of organizational documents for the new bank including Articles of Association, bylaws and other initial documents required to be filed with the regulators. The legal fees will be your direct responsibility and are not part of our compensation.

In summary, we will assist you with the content, presentation and format of the charter and deposit insurance applications and biographical and financial statements. You recognize and understand that the regulators and the FDIC expect you to be completely familiar and in agreement with the content of the charter and deposit insurance applications, and that Bank Resources cannot and does not guarantee that the regulators will approve the proposed bank's charter or that the FDIC will award deposit insurance.

                     Term of Engagement

We will continue to provide the aforementioned services until such time as the proposed bank obtains charter approval from either the regulators and deposit insurance from the FDIC. You understand and agree, however, that if our services are required in conjunction with any protests by competing financial institutions or, as result of changes in the composition of the organizing group: or, due to modifications in the bank's business plan after the charter application is filed with the regulators and FDIC then such services are considered beyond the scope of this engagement letter. If such additional services are needed, we will bill you on the basis of the number of hours provided and at our normal and customary rates per hour. Our rate are $135.00 per hour for principals $100.00 per hour for senior consultants, and, $20.00 per hour for administrative assistants.

You may, however, elect to terminate this engagement at any time so long as you are current in the payment of all fees and expense reimbursements required in the section entitled "Compensation" below and current in the payment of all fees and expenses (both billed and incurred) in the event that additional services described in the preceding paragraph are provided. Any such termination will become effective immediately upon receipt by us of a written notice of termination. If we have completed the charter application and related materials, then such termination will not after the obligation of the organizers to pay all professional fees contemplated in the following description of "Compensation." You understand and agree that all payments received prior to such termination will not be subject to refund. In the event of a termination, we will cease providing you with all services,

                        Compensation

We will prepare the bank's charter application and deposit insurance application which includes the combination feasibility study and business plan, the related financial projections for the banws first five years, and assistance with the preparation of IBF Reports. We will also attend up to six organizational meetings and also attend the pre-filing meeting with the regulators staff. For the Charter Application services you agree to pay us professional fees in the amount of $41,200.00 as follows: $5,500.00 as of July 1, 1998; $5,500.00 on the first day of each month for five months thereafter; a payment of $5,500. 00 either when you receive preliminary approval for the charter application or eight months following the execution of this engagement letter, which ever occurs first; and a final payment of $2,700.00 when the bank opens. You shall pay $250.00 for assistance with the preparation IBF Reports for each Organizer/Director added to the group above fifteen.

Once the Bank receives final charter approval from the regulators, you shall grant to us stock options ("Options") to purchase 4,000 shares of the Bank's common stock. The
Options shall expire ten years from the date of award (or the opening of the Bank, whichever is later) and the price each share of stock purchased shall be $5.00 (the "exercise price"). 1

Notwithstanding anything to the contrary as described above, the Options shall be awarded under substantially the same terms and conditions as any stock warrants or stock options which may be awarded to the Organizers of the Bank, officers or the Board of Directors. However the Options contemplated herein shall be transferable; subject to "corporate reorganizations" (which may result in a proportionate increase or decrease in the number of Options and/or the exercise price); and/or, exercisable in whole or in part.
In the event you organize a bank holding company, the Options contemplated herein shall be issued by the bank holding company.

In the event that the Options described above are not awarded for any reason, within six months of the date the Bank is chartered, then the Company or the Bank shall immediately pay Bank Resources, Inc. an amount equal to $0.675 per option.

In addition to the professional fees described above, you will be invoiced on or about the fifth business day of each month for all expenses incurred for your account including those incurred in connection with pre organization activities. We expect to incur such expenses as demographic and peer data, express and local courier services, duplication and binding of numerous copies of the applications and out of pocket expenses. (Telephone, travel (for up to six Organizer meetings and up to one pre-Filing meeting with the regulators) and facsimile charges shall be our responsibility.) You shall pay a client maintenance fee of $25.00 per month starting July 1, 1998 and continue until the Bank opens for business.

All invoices shall be due and payable upon receipt. A two percent (2%) administrative fee will be applied to all invoices. You may take a discount equal to the amount of the administrative fee if we receive your payment within ten
(10) days of invoice date. We apply a late fee of one percent (1%) per month to all unpaid invoices. In the event the charter application has not been filed by October 1, 1998; and, by September 15, 1998, your primary service area has been defined, your bank location and cost have been finalized, and all Organizers have completed their IBF Reports, then you may withhold payment of professional fees until such time as the charter application is been filed.

Our fees are not contingent on whether the Charter
Application is granted. Accordingly, we do not warrant or guarantee that the regulators will grant a charter on your behalf.

                        Miscellaneous

Because we recognize that our engagement by you will necessarily involve exposure to confidential information with respect to your proposed bank and the organizers and directors thereof, we agree to hold such information in confidence and will not disclose same to third parties without your prior written consent. Likewise, the terms of our engagement by you and the proposed bank are confidential. No disclosure may be made to a third party without our prior written consent, except by reason of legal, accounting, or regulatory requirements.

You understand and agree that the terms of our engagement will be governed under Florida law and that this letter sets forth all of the terms and conditions with respect to such engagement. Any amendment or modification of our engagement must be made in writing and signed by each of us. Neither party to this engagement may bring an action more than one year after the cause of action arises.

You agree to hold our firm and its employees harmless from any and all liabilities, costs, and expenses to this engagement, and expenses (and those of our legal counsel) incurred by reason of any action la committed to be taken by us in good faith. In no event will we be liable for incidental or consequential damages even if we have been advised of the possibility of such damages.

                         **********

We very much look forward to working with you on this project and trust that this letter meets with your approval.
Of course, please do not hesitate to contact the undersigned should you have any questions regarding this matter.

                    BANK RESOURCES, INC>


                    By: _______/S/__________________
                         E. Byron Richardson
                         Principal

Acknowledged, Agreed and Accepted by the undersigned
Organizers on this the effective date hereof the 1st day of July, 1998.
Enclosed is the retainer plus the client maintenance fee described above.

Signature                              Date
Signature                             Date

/S/ Michael Shannon Glasgow    7/1/98                 Bruce
R. Woodruff             7/1/98

/S/ David K. Scherer                   7/1/98

/S/ Charles s. Conoley               7/1/98

/S/ Clarence R. Urban               7/1/98

/S/ Stephen C. Mullen               7/1/98


---------
EXHIBIT 9
---------

                        ESCROW AGREEMENT

This ESCROW AGREEMENT effective as of the 30th day of October, 1998 by and among,

Horizon Bancorporation, Inc., located at Suite C, 3005-26th
Street, West, Bradenton, Florida 34205 (hereinafter referred to as the "Issuer")

                          and

SunTrust Bank, Central Florida, National Association, located at 225 East Robinson Street Suite 250, Orlando,
Florida 32801 (hereinafter referred to as the "Escrow
Agent')

                     WITNESSETH:

     WHEREAS, the Issuer intends to offer and sell to various investors (the "Subscribers") no less 1,050,000 shares and no more than 1,500,000 shares of its capital stock, par value .01 per share (the "Capital Stock"), at a subscription price of $5.00 per share pursuant to an offering to the public (the "Offering"), and

     WHEREAS, the Issuer must sell at least 1,050,000 shares
("Required Offering") of Capital Stock on or before the date stipulated in Addendum A attached hereto ("Required Offering
Deadline"); and

     WHEREAS, the release of the subscription funds to the Issuer is contingent Upon the grant of preliminary approval for the requisite charter (the "Charter") from the Florida Department of Banking and Finance (the "Florida Department") on or before the Expiration Date (the "Expiration Date") set forth in the Offering Circular of the Issuer relating to the Offering; and

     WHEREAS, the parties hereto wish to agree among themselves as to the treatment of all subscription proceeds which may be in the form of checks, cashier's checks and/or money orders (the "Proceeds"), along with properly executed subscription agreements, from the Subscription pursuant to the Offering until such time as the Charter is granted.

     NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

     1. Creation of Escrow Agreement. Pursuant to the terms and conditions of this Agreement, the parties do hereby agree that the Escrow Agent shall act as escrow agent in regard to Proceeds received from the Subscribers for the Capital Stock pursuant to the Offering.

     2.     Deposit and Delivery of Proceeds and
Subscription Agreements. The Escrow Agent shall deposit and hold in escrow under this Agreement all Proceeds received by the Issuer from the Subscribers in regard to the purchase of the Capital Stock pursuant to the Offering, The Escrow Agent shall have no responsibility whatsoever in regard to Proceeds not received and for funds that have not yet cleared and become good funds. Subscribers shall make the payment for the capital Stock payable to the Escrow Agent. In the event checks are made payable to the Issuer, the Issuer shall promptly endorse said checks to the order of the Escrow Agent. Simultaneously with the delivery of the Proceeds, the Issuer shall deliver to the Escrow Agent the Subscription Agreements and copies of the written acceptances for which the Proceeds represent payments, The Escrow Agent shall hold the Proceeds and Subscription Agreements pursuant to the terms and conditions of this Agreement.

     3. Partial Rejection of Subscription Agreements. Should the Issuer elect to accept a subscription for less than the number of shares shown in a Subscribers Subscription Agreement by indicating such lesser number of shares on the written acceptance of the Issuer transmitted with the Subscription Agreement and payment therefore the Escrow Agent shall deposit such payment in the escrow account and then remit within thirty (30) days to such Subscriber at the address shown in his Subscription Agreement that amount of his Proceeds in excess of the amount which constitutes full payment for the number of subscribed shares accepted by the Issuer as shown in the Banks written acceptance, such amount to be remitted without interest or reduction.

     4. Achievement or Failure to Achieve Required Offering. The Escrow Agent shall notify the Issuer in writing at such time as it has received Proceeds totaling at least $5,250,000 exclusive of those which have been rejected by the Issuer and shall continue to receive and hold such funds until notified by the Issuer to release the proceeds to the Issuer. If, on or before the Expiration Date, the Escrow Agent shall not have received Proceeds from the Subscribers for at least $5,250,000, the Escrow Agent shall return to each Subscriber the appropriate amount of the Proceeds (without interest or deduction) received and collected from him hereunder.

     5. Failure to Request Proceeds. If, by the close of business on the Expiration Date, the Issuer shall not have, delivered a written request to the Escrow Agent authorizing release of the Proceeds, the Escrow Agent shall promptly return to the Subscribers the Proceeds (without interest or deduction) received and collected from them hereunder.

     6. Request For Proceeds. Subject to provision of paragraph 4, hereof, if the Issuer delivers a written request to release Proceeds, the Escrow Agent shall, Within three (3) days of receiving notification thereof from the Issuer, pay to the Issuer all cleared proceeds then and thereafter received by it (including any interest earned thereon) after deducting therefrom the fees and costs of the Escrow Agent as set forth in Paragraph 1 5 hereof

     7.     Return of Proceeds to Subscribers.  If
instructed in writing to do so by the Issuer the Escrow
Agent agrees to return to any Subscriber, whether his Subscription Agreement has been accepted by the Issuer or not, Proceeds deposited pursuant to this Agreement by the Subscriber. Written instruction by the Issuer to return funds to a Subscriber must be received by the Escrow Agent prior to the Escrow Agent's disbursement of Proceeds pursuant to Paragraph 6 of this Agreement. The Escrow
Agent, in returning funds to the Subscribers hereunder, may rely on the names and addresses furnished to the Escrow
Agent by the Issuer without the requirement of independent verification, All returns and deliveries to a Subscriber under this Agreement shall be mailed, by regular mail, to the residential or business address of such Subscriber, appearing on his Subscription Agreement. Any payment to a Subscriber will be made by check.

     8. Investment of Proceeds by Escrow Agent. The Escrow Agent shall, at the direction of the President of the Issuer, invest the Proceeds in one or more mutual funds or a master repurchase agreement comprised solely of investments in United States government, United States government backed securities and repurchase agreements collateralized by United States government backed securities. Interest and other monies earned on said investments shall accrue to the benefit of the Issuer; provided, however, if the Required Offering is not obtained, interest and other monies earned on said investments shall be paid to Subscribers, with the Issuer remaining obligated to pay the fees of the Escrow Agent. The Escrow Agent shall advise the Issuer as to the form of investments into which the Proceeds have been placed, and furnish to the Issuer periodic, and final reports. of said investments. The Escrow Agent shall have no liability or obligation whatsoever for the status of said investments or the failure of said investments.

     9. Duties of Escrow Agent. The Escrow Agent undertakes to perform only such duties as we expressly set forth herein mid no implied duties or obligations shall be read into this Agreement against the Escrow Agent.

     10. Reliance of Escrow Agent. The Escrow Agent may act in reliance upon any writing or instrument or signature which the Escrow Agent, in good faith, believes to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument, and may assume that any person purporting to give any writing, notice, advice or instructions in connection with the provisions hereof has been duly authorized to do so.

     11. Indemnification of Escrow Agent. Unless the Escrow Agent discharges any of its duties hereunder in a negligent manner or is guilty of misconduct with regard to its dudes hereunder, the Issuer hereby agrees to indemnify the Escrow Agent and hold it harmless from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expenses, fees or charges of any character or nature which it may incur or with which it may be threatened by reason of its acting as Escrow Agent under this Agreement; and in connection therewith, to indemnify the Escrow Agent against any and all expenses, including reasonable attorneys' fees and the cost of defending any action, suit or proceeding or resisting any claim.

     12. Discretion of Escrow Agent to File an Interpleader Action in the Event of Dispute. If the parties shall be in disagreement about the interpretation of this Agreement, or about the rights and obligations, or the propriety of any action contemplated by the Escrow Agent hereunder, the Escrow Agent may, but shall not be required to, file an action of interpleader to resolve the disagreement and may hold all Proceeds until directed by a court of competent jurisdiction as to the manner or distribution or until all parties in dispute mutually agree to the distributions The Escrow Agent shall be indemnified as set forth in Paragraph 11 for all cost, including reasonable attorneys' fees incurred by it, in connection with the aforesaid interpleader action, and shall be fully protected in suspending all o-r part of its activities under this agreement until a final judgment or other appropriate order in the interpleader action is entered.

     13. Consultation with Counsel. The Escrow Agent may consult with independent counsel of its own choice and shall have full and complete authorization and protection in accordance with the opinion of such counsel. The, Escrow Agent shall otherwise not be liable for any mistakes of fact or errors of judgment, or for any acts or omissions of any kind unless caused by its negligence or misconduct.

     14. Resignation of Escrow Agent. The Escrow Agent may resign upon thirty (30) days written notice to the Issuer. If a successor Escrow Agent is not Appointed by the Issuer within this thirty (30) day period, the Escrow Agent may petition a court of competent jurisdiction to name a successor or, at its option, the Escrow Agent may do nothing until such time as the Issuer has furnished the name of a successor Escrow Agent or otherwise directed the Escrow Agent as to the disposition of Proceeds; provided, however, if the Charter has not been received the Escrow Agent shall not pay to the Issuer any of the Proceeds.

     15. Compensation and Expenses. The Escrow Agent shall be entitled to compensation from the Issuer for its services hereunder in an amount of $1,500.00. In the event
Escrow Agent must return the escrow funds to a Subscriber, the Issuer agrees to compensate Escrow Agent by paying said
Agent an additional $10.00 per Subscriber.

     16. Notices. All notices permitted or required to be given to any party under this Agreement shall be in writing and shall be deemed to have been given upon receipt by the party being notified. In the case of the Issuer, such notices shall be sent to:

     Charles S. Conolev
     Suite C
     3005-26th Street West
     Bradenton, Florida 34205

AND

     Daniel D, Dinur
     One Lakeside Commons
     990 Hammond Drive, Suite 760
     Atlanta, GA 30328

     Either party may change the address, at which said notice is to be given by giving notice of such to all other parties to this Agreement in the manner set forth herein.

     17. The rights created by the Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the Escrow
Agent.

     18.     Laws of the State of Florida to Apply.  This
Agreement shall be construed in accordance with, and governed by the laws of, the State of Florida.

     19. Termination. This Escrow Agreement shall terminate and the Escrow Agent shall be discharged of all further responsibility hereunder at such time as the Escrow
Agent shall have completed its duties under Paragraphs 4, 5 or 6, as the case may be.

     20. Complete Agreement. This Agreement constitutes the complete agreement between the parties hereto and incorporates all prior discussions, agreements and representations made in regard to the matters set forth herein. This Agreement may not be amended, modified or changed except by a writing signed by the party to be charged by said amendment, change or modification.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

 Horizon Bancorporation, Inc.

(CORPORATE SEAL)
By:
   -------------------------------
   Name: Charles S. Conoley
   Title: President


SunTrust Bank, Central Florida, National Association


By:
  -------------------------------
Deborah Moreya
First Vice President

----------------
EXHIBIT 10(A)(1)
----------------
  CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTS





Horizon Bancorporation, Inc.:


     We hereby consent to the use in this Registration
Statement on Form SB-1 of our report dated November 9, 1998, relating to the financial statements of Horizon
Bancorporation, Inc., Bradenton, Florida, and to the reference to our Firm under the caption "Experts" in the Prospectus.




/S/
Francis & Company


Atlanta, Georgia
November 20, 1998

----------
EXHIBIT 11
----------
Dinur & Associates, P. C.
Attorneys and Counselors
ONE LAKESIDE COMMONS
990 HAMMOND DRIVE, SUITE 760
ATLANTA, GA 30328
PHONE: (770) 395-3170
FACSIMILE: (770) 395-3171


January 26, 1999



Horizon Bancorporation, Inc.
Suite C, 3005-26th Street West
Bradenton, Florida 34205

Re:  Registration Statement on Form SB-1

Gentlemen:

     We have acted as counsel for Horizon Bancorporation, Inc. (the "Company") in connection with the preparation for the filing with the Securities and Exchange Commission of a Registration Statement on Form SB-1 (the "Registration
Statement") under the Securities Act of 1933, as amended.
The Registration Statement relates to an aggregate of 1,236,000 shares of the Company's common stock, $.01 par value (the "Shares") and 264,000 units each consisting of one share and one warrant to purchase one share (the
"Units"). The Shares and Units will be sold by the Company through Attkisson, Carter & Akers, as sales agent.

     We have examined such corporate records, documents, instruments and certificates of the Company and have received such representations from the officers and directors of the Company and have reviewed such questions of law as we have deemed necessary, relevant or appropriate to enable us to render the opinion expressed herein. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents, instruments, records and certificates submitted to us as originals.

     Based upon such examination and review and upon the representations made to us by the officers and directors of the Company, we are of the opinion that the Shares to be issued have been duly and validly authorized and will be, upon issuance and delivery against payment therefor in the manner contemplated by the Registration Statement, validly issued, and upon such issuance, the Shares and Units will be fully paid and nonassessable.

     This firm consents to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,
    /s/
Daniel D. Dinur
DDD/mtl


_______________________________
1 The number of options and exercise price are based on an initial offering price per share of $5.00. Should the initial offering price be different than $5.00 per share, then the exercise price and the number of options shall be increased or decreased proportionately, as the case may be.